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As filed with the Securities and Exchange Commission on December 1, 2006.

Registration No. 333-137785

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DAYTON SUPERIOR CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	3315 (Primary Standard Industrial Classification Code Number)	31-0676346 (I.R.S. Employer Identification Number)

7777 Washington Village Drive, Suite 130
Dayton, OH 45459
(937) 428-6360
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Edward J. Puisis
Chief Financial Officer
7777 Washington Village Drive, Suite 130
Dayton, OH 45459
(937) 428-6360
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kirk A. Davenport II, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4834 Phone: (212) 906-1200 Fax: (212) 751-4864	Sidney J. Nurkin, Esq. Paul J. Nozick, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309 Phone: (404) 881-7000 Fax: (404) 881-7777

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee

Common Stock, no par value	$150,000,000	$16,050(3)

(1)
Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(3)
Previously paid.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 1, 2006

PROSPECTUS

DAYTON SUPERIOR CORPORATION

7,850,000 Shares of Common Stock

        We are selling 7,850,000 shares or our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price of our common stock to be between $13.00 and $15.00 per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol "DSUP."

        Investing in our common stock involves risks. See "Risk Factors" section beginning on page 8 for a description of various risks you should consider in evaluating an investment in the shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

        The underwriters have an option to purchase up to 1,177,500 additional shares from us within 30 days from the date of this prospectus on the same terms set forth above to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about           , 2006.

Robert W. Baird & Co.
CIBC World Markets
KeyBanc Capital Markets
BB&T Capital Markets

                                  , 2006.

        You should rely only on the information contained in this prospectus and information contained in any "free-writing prospectus" we may authorize to be sent to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus, before making an investment in our common shares. As used in this prospectus, the terms "company," "we," "our," and "us" refer to Dayton Superior Corporation, except where the context otherwise requires. All references to Dayton Superior Corporation also include references to its predecessor entities where the context requires.

Our Company

        We believe we are both the leading North American provider of specialized products consumed in non-residential, concrete construction and the largest concrete forming and shoring rental company serving the domestic, non-residential construction market. In many of our product lines, we believe we are the low-cost provider, competing primarily with smaller, regional suppliers that offer a more limited range of products and one other smaller national competitor. Our products can be found on construction sites nationwide and are used in non-residential construction projects, including:

  •
  infrastructure projects, such as highways, bridges, airports, power plants and water management projects;

  •
  institutional projects, such as schools, stadiums, hospitals and government buildings; and

  •
  commercial projects, such as retail stores, offices and recreational, distribution and manufacturing facilities.

        We sell most of our 21,000 products under well-established brand names. Our products are used to help form, strengthen, move, stabilize, cure or color concrete. Our products are generally imbedded in, or applied to, concrete and consumed during the construction process, thereby providing us with a source of recurring revenue. Our products include metal and plastic bar supports, anchor bolts, snap ties, wall forming products, rebar splicing devices, load transfer units, precast and tilt-up construction lifting hardware and construction chemicals. In addition, we sell a complete line of new and used forming and shoring systems, which may be combined to create solutions for a wide variety of customer-specific applications. We also rent a complete line of forming and shoring systems, and believe our rental fleet is the largest and most diverse in North America.

        We manufacture and source our products through a balanced combination of North American manufacturing facilities and strategic outsourcing relationships. We use our network of 47 distribution, manufacturing, sales and service centers to establish a strong local presence in each of the markets we serve, which also allows us to deliver our broad product offering, technical expertise and customer service in a timely and efficient manner to our customers. We serve over 4,000 customers, consisting primarily of regional dealers and a broad array of general contractors and sub-contractors. We believe our distribution, manufacturing and service network is the largest in our industry.

        In 2005, we generated $419.0 million in net sales, approximately 84% of which consisted of sales of consumable products. The charts below depict our total sales mix and the percentage of our product sales between consumable and reusable products, in each case, for the year ended December 31, 2005:

2005 Sales Mix	2005 Product Sales Mix

        For the nine months ended September 29, 2006, our net sales increased 14.4% to $363.2 million from $317.6 million for the nine months ended September 30, 2005. During this same period, income from operations increased 214.6% to $30.2 million from $9.6 million in the comparable prior year period. For the nine months ended September 29, 2006, our net loss was $7.9 million, which was substantially lower than our net loss of $26.9 million for the nine months ended September 30, 2005. The improvement in our profitability resulted from cost savings and operating efficiencies, as well as increases in non-residential construction activity in the United States.

Our Industry

        Our business is driven primarily by the level of non-residential construction activity in the United States. We believe improving trends in non-residential construction spending support a positive outlook for demand for our products. According to the U.S. Census Bureau, domestic, non-residential construction spending increased to a seasonally adjusted annual rate of $577.5 billion in September 2006, representing an increase of 15.7% over the September 2005 seasonally adjusted annual rate.

        We believe the August 2005 passage of the Safe, Accountable, Flexible and Efficient Transportation Act: A Legacy for Users, or SAFETEA-LU, will have a positive impact on infrastructure investment within the United States. Through SAFETEA-LU, federal transportation spending over the 2004 to 2009 period will rise by an estimated 31% over the six-year funding amount that was included in the previous spending bill, the Transportation Equity Act for the 21st Century, or TEA-21, which applied to the period from 1998 to 2003. We believe SAFETEA-LU, combined with improved state, homeland security and power plant investments, will drive increased spending on infrastructure projects in the United States.

Our Business Strengths

        We believe our business has the following strengths:

Leading market positions and recognized brands

        We believe we are the market leader in many of our product lines. For example, we are the leading provider of specialized products consumed in non-residential, concrete construction and the largest concrete forming and shoring rental company serving the domestic, non-residential construction market. Most of our high quality products are sold under brand names, many of which have been considered the industry standard for decades.

Broad product offering and diverse rental fleet

        We offer more than 21,000 catalogued products, which we believe is significantly more than most of our competitors, who are typically regional suppliers with limited product offerings. Our broad product offering allows us to address most of our customers' needs on the job site and to serve customers who prefer to deal with a "one-stop" supplier. We believe we have the largest and most diverse concrete forming and shoring rental fleet in the United States. As a result, we can satisfy most of our customers' rental requirements, regardless of application, location or size of project.

Strong customer support infrastructure

        We have a comprehensive support infrastructure of people, sales and rental locations, and warehouse and manufacturing facilities, which enables us to deliver a host of services and solutions to our customers in each of our regional markets. All of our sales regions are supported by a captive distribution facility, manufacturing capabilities and a team of product application and technical support specialists, engineers and customer service representatives.

Low-cost, flexible provider

        Our product manufacturing and outsourcing strategy allows us to exploit geographic differences in steel, labor and transportation costs so as to minimize our overall product costs. Our manufacturing plant in Reynosa, Mexico and our sourcing relationships in China and other countries give us the ability to continually adjust the mix of products that are manufactured by us domestically, manufactured by us in Mexico, or purchased by us in China and elsewhere and provides us with the flexibility to be the low-cost provider in many of our product lines.

Experienced management team

        Our management team is led by our Chief Executive Officer, Eric R. Zimmerman, who joined us in August 2005 and has over 25 years of construction industry experience, and by our Chief Financial Officer, Edward J. Puisis, who joined us in August 2003 and had over five years experience in the steel industry prior to joining us. Since joining us, Mr. Zimmerman has reorganized the business to focus on strengthening customer relationships at the regional level and providing greater management team accountability, which has contributed to the improvement in our operating leverage and financial performance. Our new management team has substantial depth in critical operational areas and has demonstrated success in reducing costs, improving processes and driving revenue growth.

Our Business Strategy

        From 1994 through 2001, our business strategy was primarily focused on taking advantage of market growth opportunities and executing our acquisition strategy, which was designed to consolidate our markets and expand our product offering. During this period, we completed 16 acquisitions. In June 2000, Odyssey Investment Partners, LLC acquired a controlling interest in our company. Commencing in 2002, in response to a softening in the commercial sector of the non-residential construction market, we undertook a strategy to consolidate our operating divisions to reduce redundant overhead expenses and centralize the procurement of goods and services. These activities continued through 2004 and resulted in significant cost savings and operating efficiencies. In 2005, our management team refined our business strategy to better position us to take advantage of the recent and projected increases in non-residential construction activity in the United States. Key elements of our strategy include:

Strengthen customer service through our regional operating model

        We are leveraging our broad product offering, recognized brands and customer support infrastructure with a distinct regional focus to strengthen our customer relationships. Our regional operating structure integrates sales, distribution, customer service and engineering at the regional level to customize our product offerings and more effectively serve our customers in local markets on a timely and cost effective basis. We believe our regionally-focused structure has allowed us to increase market share.

Operational excellence through continuous improvement

        We seek to achieve continuous improvement in our business. Commencing in 2002, we implemented a number of initiatives to create a more efficient and integrated operating model. These initiatives include:

  •
  improving our operating cost structure through the closing of inefficient manufacturing facilities and incorporating lean manufacturing and business processes throughout the organization;

  •
  expanding our Asia-based product and engineering sourcing; and

  •
  increasing technology investments in our distribution centers to improve response time, order accuracy and inventory management.

Expand our rental fleet

        We believe demand for rental equipment will increase as customers seek to lower their capital investment requirements, gain access to a broad selection of equipment, improve their jobsite operating flexibility and lower their labor costs. Since 2003, we have made significant investments to build the size and diversity of our rental fleet. We believe investing in the expansion of our rental fleet will allow us to fully benefit from the expected increase in the demand for forming and shoring rental equipment.

Develop and market new products

        We employ a dedicated team of product engineers who are responsible for new product development. This team focuses on developing engineered products that offer improved product performance, increased safety, higher productivity or that are environmentally sustainable. We believe our ability to develop new products and product applications strengthens our existing customer relationships and creates new business opportunities.

Pursue strategic acquisitions

        In addition to our organic growth, we intend to pursue strategic acquisitions that will expand our product offerings, strengthen or expand our geographic reach, leverage our distribution, manufacturing and service network or expand our rental fleet. Our management team has substantial experience in identifying and executing strategic acquisitions.

Risk Factors

        Our business is subject to a number of risks discussed in the "Risk Factors" section and elsewhere in this prospectus. The principal risks facing our business include, among others, the cyclical nature of the non-residential construction industry, the seasonal nature of demand for some of our products, our substantial indebtedness, the risk of increased costs of raw materials, our history of net losses, the risks and hazards attendant to construction-related manufacturing, the economic, regulatory and political risks associated with our Mexican operations and foreign outsourcing relationships, and the risk that we could be required to make material expenditures and changes in our operations to comply with environmental, health and safety laws.

Recent Developments

        On November 10, 2006 we launched a solicitation of consents from registered holders of our 13% Senior Subordinated Notes due 2009 to amend the indenture governing those notes to permit us to incur additional indebtedness under credit facilities, including our revolving credit facility. We expect that the consent solicitation will close prior to the consummation of this offering.

        On December 1, 2006 we entered into an amendment to our revolving credit facility the effectiveness of which is conditioned upon the closing of our consent solicitation and other customary conditions. Upon effectiveness, the amendment will extend the maturity of the facility from May 31, 2008 to July 31, 2008, increase the existing commitments under our revolving credit facility by $35.0 million to $130.0 million and amend the definition of "change of control" in the events of default provisions of that facility.

Our Sponsor

        Odyssey Investment Partners, LLC, or Odyssey, is our principal shareholder. Prior to giving effect to this offering, Odyssey beneficially owns approximately 83.5% of our outstanding shares, without giving effect to outstanding options. Odyssey is a successor firm to the private equity activities of Odyssey Partners, LP, which was founded in 1982. Odyssey is a private equity firm that invests in management-backed leveraged acquisitions, growth financings and recapitalizations of manufacturing, business services and financial services companies. Odyssey and its principals have a long history with manufacturing and equipment rental companies serving the construction market.

Corporate Information

        We were incorporated in Ohio in 1959 as the successor to a business that was founded in 1924. Immediately prior to the effectiveness of the registration statement to which this prospectus relates, we intend to reincorporate under the laws of the State of Delaware. Our executive offices are located at 7777 Washington Village Drive, Suite 130, Dayton, OH 45459. Our telephone number is (937) 428-6360. We maintain a web site on the World Wide Web at www.daytonsuperior.com. The information contained on our web site is not a part of this prospectus.

The Offering

Common stock offered by Dayton Superior Corporation	7,850,000 shares.
Common stock to be outstanding after this offering (1)	18,773,283 shares.
Use of proceeds
We will use the net proceeds from this offering to repay a portion of the borrowings under our revolving credit facility and to repurchase or redeem a portion of our outstanding 13% senior subordinated notes due 2009. See "Use of Proceeds." After giving effect to this offering and the assumed use of proceeds therefrom, we would have had $312.8 million of total indebtedness outstanding as of September 29, 2006.
Dividend policy
We currently intend to retain all of our earnings to fund our working capital needs and growth opportunities. Our revolving credit facility and the indentures governing our debt securities generally prohibit us from paying dividends on our common stock.
Proposed Nasdaq Global Market symbol	"DSUP."
Risk factors	You should carefully consider the information under the heading "Risk Factors" beginning on page 9, as well as the other information contained in this prospectus, before investing in our common stock.

(1)
The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of September 29, 2006, and excludes:

•
860,034 shares of common stock issuable upon exercise of options outstanding as of September 29, 2006, at a weighted average exercise price of $11.93 per share;

•
704,812 shares of common stock reserved for issuance upon the exercise of future award grants under our Stock Option Plan; and

•
254,172 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of September 29, 2006. The warrants are exercisable at a nominal exercise price.

General Information About This Prospectus

        Unless otherwise indicated, the information in this prospectus:

  •
  assumes an offering of 7,850,000 shares of our common stock at an offering price of $14.00 per share, which represents the midpoint of the range set forth on the cover page of this prospectus;

  •
  assumes no exercise of the underwriters' over-allotment option to purchase 1,177,500 additional shares of common stock from us;

  •
  gives effect to a 2.1673-for-1 split of our shares of common stock that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part; and

  •
  gives effect to our reincorporation under the laws of the State of Delaware.

Summary Consolidated Financial Data

        The following table sets forth our summary consolidated financial data as of and for the periods indicated. We have derived the summary historical financial data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements included elsewhere in this prospectus. We have derived the summary historical financial data as of September 29, 2006 and for the nine months ended September 30, 2005 and September 29, 2006 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.

        You should read the information contained in this table in conjunction with the information set forth under "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended
($ in thousands, except share and per share data)	2003 (As Restated)	2004 (As Restated)	2005	September 30, 2005	September 29, 2006
Statement of Operations Data:
Net sales	$379,457	$418,639	$418,983	$317,557	$363,187
Cost of sales (1)	278,345	311,335	320,399	239,607	258,757
Gross profit (1)	101,112	107,304	98,584	77,950	104,430
Selling, general and administrative expenses	84,543	89,735	93,956	68,993	75,163
Facility closing and severance expenses	2,294	2,036	1,712	542	373
Amortization of intangibles and impairment of goodwill	944	989	64,570 (2)	486	485
Loss (gain) on disposals of property, plant and equipment	(636)	(248)	4,529	(1,629)	(1,775)
Income (loss) from operations (1)	13,967	14,792	(66,183)	9,558	30,184
Interest expense (1)	40,186	47,207	48,133	36,563	37,364
Interest income	(53)	(559)	(163)	(146)	176
Loss on early extinguishment of long-term debt	2,480	842	—	—	—
Other (income) expense	20	(134)	(89)	84	108
Loss before provision (benefit) for income taxes and cumulative effect of change in accounting principle (1)	(28,666)	(32,564)	(114,064)	(26,943)	(7,464)
Provision (benefit) for income taxes (1)	(11,030)	16,185	639	—	459
Net loss (1)	$(17,636)	$(48,749)	$(114,703)	$(26,943)	$(7,923)
Net loss per share:
Basic	$(1.92)	$(4.91)	$(11.57)	$(2.72)	$(0.80)
Diluted	$(1.92)	$(4.91)	$(11.57)	$(2.72)	$(0.80)
Weighted average shares outstanding	9,194,577	9,932,872	9,916,425	9,916,598	9,917,316
Pro forma net income (loss)			$(102,447)		$1,271
Pro forma net loss per share:
Basic			$(5.77)		$0.07
Diluted			$(5.77)		$0.07
Pro forma weighted average shares outstanding			17,766,425		17,767,316
Pro forma weighted average shares and equivalents outstanding			17,766,425		17,894,078
Other Financial Data:
Depreciation and amortization (1)	$27,693	$31,738	$97,427	$23,236	$19,459
Property, plant and equipment additions, net	6,935	4,586	5,140	2,900	7,261
Rental equipment additions (disposals), net (1)	(13,251)	(7,739)	11,232	8,861	(2,236)
EBITDA (3)	39,160	45,822	(32,667)	32,710	49,535

(footnotes on following page)

($ in thousands)	As of September 29, 2006	As of September 29, 2006(4) (as adjusted)
Balance Sheet Data:
Working capital	$87,968	$91,085
Goodwill and intangibles	47,229	46,532
Total assets	308,430	307,733
Long-term debt (including current portion)	402,280	312,792
Common shares subject to put	1,754	—
Shareholders' deficit	(179,917)	(86,255)

(1)
During our reporting and closing process relating to the preparation of our December 31, 2005 financial statements, we determined that certain put options set forth in the Management Stockholders' Agreement should be classified outside of shareholders' equity (deficit) in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." As a result, we have recorded the cumulative effect as of January 1, 2003 and have restated the consolidated balance sheets as of December 31, 2004, and the consolidated statements of shareholders' deficit and cash flows for the years ended December 31, 2004 and 2003. We also determined that two agreements for the purchase of rental equipment entered into by us during 2003 were incorrectly recorded as capital assets as the purchase price was paid by us rather than being recorded as capital leases or other long-term liabilities at the inception of the agreements. As a result, we have restated the consolidated balance sheet as of December 31, 2004 and the consolidated statements of operations, shareholders' deficit, comprehensive loss and cash flows for the years ended December 31, 2003 and 2004.

(2)
In accordance with SFAS No. 142, we recorded an impairment charge of $64 million in 2005 to reduce the carrying value of goodwill to its estimated implied fair value.

(3)
EBITDA, a metric used by management to measure operating performance, is defined as earnings (loss) before interest expense, interest income, income taxes, depreciation and amortization of intangibles. We have presented EBITDA because our management believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. We believe EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation, amortization and income taxes, which often vary from company-to-company. In addition, we use EBITDA in evaluating acquisition targets. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Since not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we have borrowed money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets and (3) income taxes, which we are required to pay. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is calculated and reconciled to net loss in the table below:

($ in thousands)	Year Ended December 31,			Nine Months Ended
	2003 (As Restated)	2004 (As Restated)	2005	September 30, 2005	September 29, 2006
Net loss	$(17,636)	$(48,749)	$(114,703)	$(26,943)	$(7,923)
(Benefit) provision for income taxes	(11,030)	16,185	639	—	459
Interest expense	40,186	47,207	48,133	36,563	37,364
Interest income	(53)	(559)	(163)	(146)	176
Depreciation expense	26,749	30,749	32,857	22,750	18,974
Amortization of intangibles	944	989	570	486	485

EBITDA	$39,160	$45,822	$(32,667)	$32,710	$49,535

EBITDA was impacted by the following items:

Loss on early extinguishment of long-term debt	$2,480	$842	—	—	—
(Gain) loss on disposals of property, plant & equipment	(636)	(248)	$4,529	$(1,629)	$(1,775)
Facility closing and severance expenses	2,294	2,036	1,712	542	373
Stock option expense	—	—	—	—	653
Impairment of goodwill	—	—	64,000	—	—
(4)
The as adjusted balance sheet data adjust the historical balance sheet data as of September 29, 2006 to give effect to this offering and the assumed use of proceeds therefrom as described below under "Use of Proceeds" as if they occurred on September 29, 2006. The as adjusted financial data are presented for informational purposes only.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed below as well as the other information contained in this prospectus before buying shares of our common stock. If any of the following risks or uncertainties occurs, our business, financial condition and operating results could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or a part of your investment.

Risks Related to Our Business

The non-residential construction industry is cyclical, and we may experience prolonged depressed market conditions for our products and services.

        The non-residential construction industry is cyclical, and a downturn in the non-residential construction industry could cause a decline in the demand for our products. Our products are primarily used in domestic, non-residential construction, therefore our sales and earnings are strongly influenced by non-residential construction activity, which historically has been cyclical. Most recently, during the period from 2002 to 2005, the commercial sector of the non-residential construction market experienced a downward trend, and as a result our sales and earnings were negatively affected. Non-residential construction activity can decline because of many other factors we cannot control, such as:

  •
  a decline in general economic activity;

  •
  a decrease in government spending on construction projects;

  •
  an increase in raw material and overall construction costs;

  •
  interest rate increases, which make borrowings used to finance construction projects more expensive; and

  •
  changes in banking and tax laws, which may reduce incentives to begin construction projects.

Demand for some of our products is seasonal, and we may experience significant variations in quarterly performance.

        Due to weather, the non-residential construction industry is seasonal in most of North America. As a result, we typically experience seasonal fluctuations in sales and profitability, with generally lower sales and profit in the first and fourth quarters of our fiscal year. Demand for our products generally is higher in the spring and summer than in the winter and late fall. As a result, our first quarter net sales typically are the lowest of the year. Our net sales and operating income in the fourth quarter also generally are less than in the second and third quarters. Consequently, our working capital requirements tend to be higher in the second and third quarters and, accordingly, can adversely affect our liquidity and cash flow. Adverse weather, such as unusually prolonged periods of cold, rain, blizzards, hurricanes and other severe weather patterns, could delay or halt construction activity over wide regions of the country. For example, a severe winter, such as the winter of 2002-2003, could lead to reduced construction activity and thus magnify the seasonal decline in our revenues and earnings during the winter months. Sustained extreme adverse weather conditions could have a material adverse effect on our business, financial condition and results of operations.

Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and adversely affect the price of our common stock.

        We currently have, and, after this offering will continue to have, substantial indebtedness. As of September 29, 2006, we had $402.3 million of total indebtedness outstanding. After giving effect to this offering and the assumed use of proceeds therefrom as described below under "Use of Proceeds," we would have had $312.8 million of total indebtedness outstanding as of September 29, 2006 and an additional $16.9 million would have been available for borrowing under our revolving credit facility, subject to customary conditions. After giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," we will have an additional $35.0 million of borrowing capacity.

        Our substantial indebtedness could have important consequences. In particular, it could make it difficult for us to satisfy our obligations under our outstanding indebtedness. As of September 29, 2006, our minimum debt service costs for the remainder of 2006 and for the years ended December 31, 2007 and 2008 were $12.9 million, $40.2 million and $285.8 million, respectively. In addition, our substantial indebtedness could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our indebtedness, thereby reducing the availability of our cash flow for operations and other general purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a disadvantage to our competitors that have less debt; and

  •
  limit, along with other restrictive covenants in our indebtedness agreements, among other things, our ability to borrow additional funds.

        Further, the terms of the indentures governing our senior notes and senior subordinated notes may permit us to incur substantial additional indebtedness in the future. If we incur any additional indebtedness, the related risks that we now face could intensify.

Our debt instruments governing our revolving credit facility and our outstanding senior notes and senior subordinated notes impose significant operating restrictions on us.

        Our revolving credit facility and the indentures governing our senior notes and senior subordinated notes, among other things, restrict our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  pay dividends and make distributions in respect of our capital stock;

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends or make distributions;

  •
  redeem or repurchase our capital stock;

  •
  make investments or other restricted payments;

  •
  issue or sell preferred stock of our subsidiaries;

  •
  enter into transactions with affiliates; and

  •
  consolidate, merge or sell all or substantially all of our assets.

        Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We may not be able to obtain such waivers, amendments or alternative or additional financings on terms acceptable to us or at all.

        A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements could result in an event of default under those agreements. Such a default could allow the creditors under our financing agreements to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. If our creditors require immediate repayments, we may not be able to repay them.

We have a history of losses and may experience substantial losses in the future. We cannot assure you that our net operating loss carryforwards will result in any significant tax savings in future periods.

        Our business has experienced substantial net losses over the past several years and may continue to do so in the future. We reported net losses of approximately $17.6 million in 2003, $48.7 million in 2004, $114.7 million in 2005 and $7.9 million for the first nine months of 2006 and our shareholders' deficit was $179.9 million as of September 29, 2006. Our results of operations will continue to be affected by events and conditions both within and beyond our control, including competition, economic, financial, business and other conditions. We cannot assure you that our operations will become or remain profitable in the future.

        As of December 31, 2005, the date of our most recent valuation, we had deferred tax assets of $40.2 million related to net operating loss carryforwards. We had valuation allowances of $52.7 million for these net operating loss carryforwards and other deferred tax assets as of December 31, 2005, as estimated levels of taxable income are less than the amount needed to realize these assets.

        In addition, our use of net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 imposes limitations on a company's ability to use net operating loss carryforwards if a company experiences a more-than-50-percent ownership change over a three-year testing period. We expect the consummation of this offering to result in such an ownership change. As a result our ability to use our net operating loss carryforwards in future periods will be substantially limited as provided in Section 382.

We expect to incur additional facility closing expenses in 2007 and 2008.

        We anticipate that we will incur facility closing expenses in 2007 and 2008 in connection with the relocation of our manufacturing facility currently located in Des Plaines, Illinois. We will be unable to renew the lease at the current location for this facility and will incur facility closing expenses aggregating approximately $2.0 million to $4.0 million in connection with the relocation. Although we do not currently anticipate incurring other material impairment charges or facility closing or severance expenses, we may incur similar charges in the future.

Our substantial negative net worth may require us to maintain additional working capital.

        After giving effect to this offering and the assumed use of proceeds as described below under "Use of Proceeds," we would have had a negative net worth of approximately $86.3 million, resulting primarily from our history of significant net losses. Our negative net worth may make it more difficult for us to obtain credit from suppliers and other parties in the future. In addition, some of our suppliers may impose less advantageous terms on timing of payment. As a result, we may require additional working capital, which may negatively affect our cash flow and liquidity.

Increased costs of raw materials and energy resources may result in increased operating expenses and adversely affect our results of operations and cash flow.

        Significant variations in the costs, quality and availability of raw materials and energy may negatively affect our results of operations. Steel, in its various forms, is our principal raw material, constituting approximately 20% of our product cost of sales in 2005. Historically, steel prices have fluctuated, and in particular we faced rapidly rising steel prices in 2004 as a result of relatively low levels of supply and a relatively high level of demand. Any decrease in our volume of steel purchases could affect our ability to secure volume purchase discounts that we have obtained in the past. In addition, an overall increase in energy costs, including the cost of natural gas and petroleum products, could adversely impact our overall operating costs in the form of higher raw material, utilities, and freight costs. We typically do not enter into forward contracts to hedge commodity price risks that we face.

        Even though our costs may increase, our customers may not accept corresponding price increases for our products, or the prices for our products may decline. Our ability to achieve acceptable margins is principally dependent on managing our cost structure and managing changes in raw materials prices, which fluctuate based upon factors beyond our control. If the prices of our products decline, or if our raw material costs increase, it could have a material adverse effect on our operating margins and profitability.

Our rental fleet is subject to residual value risk upon disposition.

        The market value of any piece of rental equipment could be less than its depreciated value at the time it is sold. In that event, we could recognize a loss on the sale of that equipment. Losses on sales of used equipment (or related impairment charges) could have a material adverse impact on our results of operations. The market value of used rental equipment depends on several factors, including:

  •
  the market price for new equipment of a like kind;

  •
  wear and tear on the equipment relative to its age;

  •
  the time of year that it is sold (generally prices are higher during the peak construction season);

  •
  demand for used equipment; and

  •
  general economic conditions.

Losing certain key customers could materially affect our revenues, and continuing consolidation of our customer base could reduce our profit margins.

        Our top ten customers accounted for approximately 23% of our net sales for the year ended December 31, 2005 and our largest customer accounted for approximately 3%, 4% and 5% of our net sales for the years ended December 31, 2003, 2004 and 2005, respectively. The loss of any of these customers could have a material adverse effect on our revenue and could also adversely affect our liquidity and cash flow from operating activities. Further, increasing consolidation of our customers may negatively affect our earnings. We believe there is an increasing trend among our distributor customers to consolidate into larger entities. As our customers increase in size and gain market power, they may be able to exert pressure on us to reduce prices or increase price competition by dealing more readily with our competitors. If the consolidation of our customers does result in increased price competition, our sales and profit margins may be adversely affected.

Our business may be subject to significant environmental investigation, remediation and compliance costs.

        Our business and our facilities are subject to a number of federal, state and local environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the use, generation, handling, storage, transport and disposal of these materials. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. Permits are required for operation of our businesses (particularly air emission permits), and these permits are subject to renewal, modification and, in certain circumstances, revocation. Pursuant to certain environmental laws, a current or previous owner or operator of land may be liable for the costs of investigation and remediation of hazardous materials at the property. These laws can often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange (as defined under these statutes) for the disposal or treatment of hazardous materials also may be liable for the costs of investigation and remediation of these substances at the disposal or treatment site, regardless of whether the affected site is owned or operated by them. We may be liable for costs under certain environmental laws even if we did not cause the condition causing such liability. Changes in environmental laws or unexpected investigations could adversely affect our business.

        Since we own and operate a number of facilities where industrial activities have been historically conducted and because we arrange for the disposal of hazardous materials at many disposal sites, we may incur costs for investigation and remediation, as well as capital costs associated with compliance with these laws. More stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could impose material costs and liabilities on us which could have a material adverse effect on our business, financial condition and results of operations.

Our Mexican operations and foreign sourcing relationships are subject to local business risks which could have a material adverse effect on our financial condition, results of operations and cash flows.

        We operate a manufacturing facility in Reynosa, Mexico and have increased our purchasing of raw materials and finished goods from China and other foreign sources. As of September 29, 2006, approximately 12% of our product cost of sales consisted of finished goods that were sourced abroad. The success of our operations in Mexico and our foreign sourcing initiatives, including in China, depend on numerous factors, many of which are beyond our control, including our inexperience with operating abroad, general economic conditions, restrictions on the repatriation of assets, compliance with foreign laws and standards and political risks.

        Our Mexican operations and foreign outsourcing relationships are affected directly and indirectly by global regulatory, economic and political conditions, including:

  •
  new and different legal and regulatory requirements in local jurisdictions;

  •
  export duties or import quotas;

  •
  domestic and foreign customs and tariffs or other trade barriers;

  •
  potential difficulties in staffing and labor disputes;

  •
  managing and obtaining support and distribution for local operations;

  •
  increased costs of, and availability of, transportation or shipping;

  •
  credit risk and financial conditions of local customers and distributors;

  •
  potential difficulties in protecting intellectual property;

  •
  risk of nationalization of private enterprises by foreign governments;

  •
  potential imposition of restrictions on investments;

  •
  potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

  •
  capital controls;

  •
  foreign exchange restrictions and fluctuations; and

  •
  local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

        We cannot assure you that we will succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business. Some or all of these factors may have a material adverse effect on our operations or upon our financial condition and results of operations in the future.

Acquisitions that we may undertake involve a number of inherent risks, any of which could cause us not to realize the anticipated benefits.

        We may complete acquisitions that disrupt our business. If we make acquisitions, we could do any of the following, which could adversely affect our business, financial condition and results of operations:

  •
  incur substantial additional debt, which may reduce funds available for operations and future opportunities and increase our vulnerability to adverse general economic and industry conditions and competition;

  •
  assume contingent liabilities; or

  •
  take substantial charges to write off goodwill and other intangible assets.

        In addition, acquisitions can involve other risks, such as:

  •
  difficulty in integrating the acquired operations and products into our existing business;

  •
  costs that are greater than anticipated or cost savings that are less than anticipated;

  •
  diversion of management time and attention; and

  •
  adverse effects on existing business relationships with our suppliers and customers and the suppliers and customers of the acquired business.

The high level of competition in our industry could materially adversely affect our business.

        The markets in which we compete are highly competitive. Many of the markets in which we operate are served by numerous competitors, ranging from multi-regional companies to small, independent businesses with a limited number of locations. We generally compete on the basis of, among other things: price, quality, breadth of product offering, distribution capabilities (including quick delivery times), customer service and expertise. However, the uniformity of products among our competitors results in substantial pressure on pricing and profit margins. As a result of these pricing pressures, we may experience reductions in the profit margins on our sales, or we may be unable to pass any cost increases on to our customers. We cannot assure you that we will be able to maintain or increase the current market share of our products or compete successfully in the future. If competitive pressures were to cause us to reduce our prices, our operating margins may be adversely impacted. If we were to maintain our prices in the face of price reductions by our competitors, our net sales could decline. We may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We are effectively controlled by a major shareholder, whose interests may conflict with yours.

        Immediately following this offering, affiliates of Odyssey will control 54.5% of our common stock and will have the power to control the outcome of matters on which shareholders are entitled to vote. These include the election of directors, the adoption or amendment of our certificate of incorporation and by-laws, and possible mergers, corporate control contests and significant corporate transactions. Through their control of our board of directors, the affiliates of Odyssey will also have the ability to appoint or replace our senior management, issue additional shares of our common stock or repurchase common stock, declare dividends or take other actions. Our controlling shareholder may make decisions regarding our company and business that are opposed to your interests or with which you disagree. To the extent the interests of our public shareholders are harmed by the actions of our controlling shareholder, the price of our common stock may be harmed. We urge you to read the discussions under the headings "Principal Shareholders" and "Certain Relationships and Related Party Transactions" for further information about the equity interests held by affiliates of Odyssey and members of our senior management.

We are a "controlled company" within the meaning of the listing requirements for the Nasdaq Global Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Since affiliates of Odyssey and the other parties to the voting agreement to be entered into prior to the consummation of this offering will, collectively, control a majority of our common stock after this offering, we will be a "controlled company" under Nasdaq Rule 4350(c). Accordingly, if we so elect, we will not be required to comply with certain corporate governance requirements, including the requirements that (1) a majority of our board of directors consist of independent directors, (2) nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominations committee that consists entirely of independent directors and (3) compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors. Following this offering, we intend to avail ourselves of these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance committee or compensation committee consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Global Market's corporate governance requirements.

Labor disputes with our employees could interrupt our operations and adversely affect our business.

        We depend on our highly trained employees, and any work stoppage or difficulty hiring similar employees would adversely affect our business. We could be adversely affected by a shortage of skilled employees. As of September 29, 2006, approximately 36% of our employees were unionized. We are subject to several collective bargaining agreements with employees at our Miamisburg, Ohio; Parsons, Kansas; Des Plaines, Illinois; New Braunfels, Texas; Tremont, Pennsylvania; Santa Fe Springs, California; City of Industry, California; and Aurora, Illinois facilities. These collective bargaining agreements are scheduled to terminate beginning in January 2007 through May 2011, and we cannot offer assurances that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable. Any shortage of labor could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key personnel and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

        Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. Generally, these employees may voluntarily terminate their employment with us at any time. In such event, we may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. Accordingly, it is possible that our business would be materially adversely affected if one or more of these key individuals left. We do not maintain any key-man or similar insurance policies covering any of our senior management or key personnel.

The nature of our business involves product liability and construction-related risks that could adversely affect our operating results.

        Our products are used in various construction projects, and defects in our products could result in claims for personal injury or death and property damage. While we maintain insurance to cover these claims, it is possible that existing or future claims will exceed our insurance coverage. In addition, it is possible that third-party insurance will not continue to be available to us on economically reasonable terms. Claims brought against us that are not covered by insurance could have a material adverse effect on our operating results and financial condition.

        Our operations are subject to hazards inherent in the construction industry that could result in personal injury or death, work stoppage or serious damage to our equipment or to the property of our customers. To protect ourselves against such casualty and liability risks, we maintain an insurance program. Our deductibles per incident are $500,000 for general liability, $350,000 workers' compensation liability and $1,000 for automobile liability. In addition, we maintain a one-time annual deductible of $4.0 million for general liability and $5.7 million for workers' compensation liability coverage. We maintain outside insurance for such liability in excess of these deductibles. Our deductibles may cause us to incur significant costs. If our insurance premiums or other costs rise significantly in the future, our profitability could be reduced.

Risks Related to this Offering

The price of our common stock may fluctuate significantly.

        Volatility in the market price of our common stock may prevent you from being able to sell your shares at prices equal to or greater than your purchase price. The market price of our common stock could fluctuate significantly for various reasons, including:

  •
  our operating and financial performance and prospects;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission, or SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

  •
  strategic actions by us or our competitors;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in general economic conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

  •
  sales of common stock by us or our principal shareholders or by members of our management team.

        In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Our common stock has no prior market, and we do not know if a market will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our common stock. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you own. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares of our common stock at prices equal to or greater than your purchase price.

Future sales of our common stock may depress our share price.

        After the completion of this offering, we will have approximately 18,773,283 shares of common stock outstanding. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering, other than any shares purchased by our affiliates, will be freely tradable. Substantially all of the remaining shares of common stock may be available for resale in the public market, subject to the restrictions on sale or transfer imposed by Rule 144 under the Securities Act and the 180-day lock-up period after the date of this prospectus. These lock-up agreements are subject to a number of important exceptions. See "Shares Eligible for Future Sale." Certain of our existing shareholders are parties to agreements that provide for registration rights that are described in "Certain Relationships and Related Party Transactions." As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

As a new investor, you will incur substantial dilution as a result of this offering and the exercise of outstanding stock options.

        The initial public offering price is substantially higher than the tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution of $21.07 net tangible book value per share, assuming this offering is priced at the midpoint of the proposed price range on the cover of this prospectus. In addition, we have issued options and warrants to acquire 1,114,206 shares of our common stock at prices below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

Our certificate of incorporation and by-laws will contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our common stock.

        Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

  •
  our board of directors is classified into three classes, each of which serves for a staggered three-year term;

  •
  only our board of directors may call special meetings of our shareholders;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval;

  •
  our shareholders have only limited rights to amend our by-laws; and

  •
  we require advance notice for shareholder proposals.

        These provisions could discourage proxy contests, make it more difficult for our shareholders to elect directors and take other corporate actions and may discourage, delay or prevent a change in control or changes in our management that a shareholder might consider favorable. Any delay or prevention of a change in control or change in management that shareholders might otherwise consider to be favorable could deprive holders of our common stock of the opportunity to sell their common stock at a price in excess of the prevailing trading price and cause the trading price of our common stock to decline.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our costs.

        Our internal controls and procedures do not currently meet all of the standards applicable to public companies, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as the rules and regulations enacted by the Securities and Exchange Commission and the Nasdaq Global Market. As we attempt to comply with these standards, we have incurred, and will continue to incur, significant increases in legal and accounting costs.

Our disclosure controls and procedures were not effective at December 31, 2005. We have restated our financial statements and may be unable to provide required financial information in a timely and reliable manner.

        In the first quarter of 2006, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and identified three material weaknesses during the final reporting and closing process relating to the preparation of our December 31, 2005 financial statements. Specifically we failed to detect an error relating to our accounting for redeemable shares in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." In addition, our controls over the identification and recording of fixed asset disposals did not operate effectively and we recorded an estimated loss of $2.0 million in the fourth quarter of 2005. We also determined that our controls over the analysis and review of long-term purchase agreements did not operate effectively.

        As a result, we determined that our disclosure controls and procedures were not effective and restated our consolidated balance sheet as of December 31, 2001, 2002, 2003 and 2004, and the consolidated statements of operations, shareholders' deficit, comprehensive loss and cash flows for the years ended December 31, 2004 and 2003. We have taken steps to correct these deficiencies. We cannot be certain, however, that these measures will ensure that we maintain adequate disclosure controls and procedures in the future. In addition, we may identify other material weaknesses or significant deficiencies in our disclosure controls and procedures that we have not discovered to date.

        Beginning with the year ending December 31, 2007, pursuant to Section 404 of Sarbanes-Oxley, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to obtain an attestation report of our independent registered public accounting firm on our management's assessment, and operating effectiveness, of internal controls. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to agree with our management's assessment or certify the adequacy of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we discover (or our independent registered public accounting firm reports) material weaknesses similar to those we identified relating to our disclosure controls and procedures. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our business, our financial condition and the market value of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures."

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements that are not statements of historical fact and may include a number of risks and uncertainties with respect to our financial condition, results of operations and business. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements can be identified by the use of terminology such as "subject to," "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects," "may," "should," "can," the negatives thereof, variations thereon and similar expressions, or by discussions of strategy.

        All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain, we may not realize our expectations and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Factors that may materially affect such forward-looking statements include:

  •
  depressed or fluctuating market conditions for our products and services;

  •
  operating restrictions imposed by our existing debt;

  •
  increased raw material costs and operating expenses;

  •
  our ability to comply with environmental regulations and to absorb environmental investigation, remediation and compliance costs;

  •
  the loss of certain key customers;

  •
  the loss of key personnel;

  •
  exposure to the local business risks of our Mexican operations and foreign sourcing partners;

  •
  conflicts of interest with our major shareholder;

  •
  our ability to increase manufacturing efficiency, leverage our purchasing power and broaden our distribution network;

  •
  our ability to successfully identify, complete and integrate acquisitions;

  •
  our ability to develop new products;

  •
  the competitive nature of our industry in general, as well as our specific market areas;

  •
  changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of our business;

  •
  labor disturbances; and

  •
  the other factors described in this prospectus under "Risk Factors."

        Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You are cautioned not to place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

MARKET AND INDUSTRY INFORMATION

        Unless otherwise indicated, our general expectations concerning the non-residential, concrete construction industry and the concrete forming and shoring rental industries and our market position and market share within such industries are derived from management's estimates. These estimates are derived from our own internal company research, knowledge of our industries and publicly available information released by third party sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. We note that estimates, in particular as they relate to general expectations concerning our industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Cautionary Note Concerning Forward-Looking Statements" and "Risk Factors" in this prospectus.

USE OF PROCEEDS

        We estimate the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $100.0 million, assuming an initial public offering price of $14.00 per share (the midpoint of the proposed range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by $7.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate the net proceeds to us from such exercise will be approximately $115.3 million, based upon an offering price of $14.00 per share.

        We intend to apply the net proceeds to us from this offering in the following order of priority:

  •
  first, we intend to repay $10.0 million of outstanding borrowings under our revolving credit facility, which is scheduled to mature on July 31, 2008 and which had a weighted average interest rate of approximately 8.3% as of September 29, 2006; and

  •
  second, we intend to apply the remaining net proceeds of this offering to repurchase or redeem $82.2 million of our outstanding 13% Senior Subordinated Notes due 2009, which are scheduled to mature on June 15, 2009, and to pay related accrued interest, fees and expenses of $7.8 million.

        After giving effect to this offering and the assumed use of proceeds described above, we would have had $312.8 million of total indebtedness outstanding as of September 29, 2006.

DIVIDEND POLICY

        We intend to retain all future earnings, if any, for use in the operation and expansion of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business condition and covenants under any applicable contractual arrangements. Our ability to pay dividends on our common stock is limited by the covenants of our revolving credit facility and the indentures governing our outstanding debt securities.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 29, 2006 on an actual basis; and on an as adjusted basis, giving effect to our sale of 7,850,000 shares of common stock in this offering at an assumed offering price of $14.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the assumed application of the net proceeds therefrom as described under "Use of Proceeds."

        If the size of this offering or the price per share is different from what we have assumed, then our as adjusted capitalization will change accordingly.

        You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	September 29, 2006
($ in thousands)	Actual	As Adjusted
Long-term debt, including current portion:
Revolving credit facility (1)	$79,250	$69,250
10 3/4% senior second secured notes due 2008 (2)	161,396	161,396
13% senior subordinated notes due 2009 (3)	149,628	70,140
Other debt (including capitalized leases) (4)	12,006	12,006
Total long-term debt	402,280	312,792
Common shares subject to put	1,754	—
Shareholders' deficit (5)	(179,917)	(86,255)

Total capitalization	$224,117	$226,537

(1)
As of September 29, 2006, we had $79.2 million outstanding under our revolving credit facility, excluding $8.9 million in letters of credit, and additional borrowing capacity of $6.9 million, subject to a borrowing base requirement and other customary conditions. As adjusted for this offering and the assumed use of proceeds therefrom as described under "Use of Proceeds," we would have had $69.2 million outstanding under our revolving credit facility, excluding $8.9 million in letters of credit, and additional borrowing capacity of $16.9 million, subject to a borrowing base requirement and other customary conditions, as of September 29, 2006. After giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," we will have an additional $35.0 million of borrowing capacity.

(2)
Net of unamortized discount of $3.6 million.

(3)
Actual, net of unamortized discount of $5.1 million. As adjusted for this offering, net of unamortized discount of $2.4 million.

(4)
Includes $8.1 million in notes payable to the former owner of a business acquired in 2003, $2.9 million of capital leases, and $1.1 million of other fixed-rate, long-term debt.

(5)
Adjusted to reflect the estimated net proceeds of $100.0 million and to reflect a charge to earnings for the prepayment premium of $4.7 million, the write-off of $0.7 million of deferred financing costs, which are included in intangible assets, and the write-off of $2.7 million of unamortized debt discount, in each case associated with the repayment or redemption of our 13% senior subordinated notes.

DILUTION

        The net tangible book value of our common stock at September 29, 2006 was approximately $(227.1) million, or $(20.79) per share. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

        After giving effect to the sale of 7,850,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, and the assumed application of the proceeds therefrom as described under "Use of Proceeds," the net tangible book value of our common stock at September 29, 2006 would have been approximately $(132.8) million, or $(7.07) per share. This represents an immediate increase in net tangible book value per share to our existing shareholders and an immediate dilution in net tangible book value of $21.07 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$14.00
Net tangible book value per share as of September 29, 2006	(20.79)
Increase in net tangible book value per share attributable to new investors	13.72

Net tangible book value per share after this offering		(7.07)

Dilution in net tangible book value per share to new investors		$21.07

        The following table presents, as adjusted for this offering and the assumed application of the proceeds therefrom as described under "Use of Proceeds," the differences between the existing shareholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration received and the average price received per share, as of September 29, 2006 (in thousands):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing shareholders	10,923,283	58.2%	$115,920	51.3%	$10.61
New shareholders	7,850,000	41.8	109,900	48.7	14.00

Totals	18,773,283	100.0%	$225,820	100.0%	12.03

        The tables and calculations above give effect to options to purchase shares of our common stock held by our officers, directors and affiliates exercisable within 60 days of September 29, 2006 and not subject to repurchase as of that date.

        A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the range shown on the front cover of this prospectus, would increase or decrease total consideration paid by new shareholders and total consideration paid by all shareholders by $7.85 million assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same. The amount of dilution per share to new investors would also increase (or decrease) accordingly.

        If the underwriter's over-allotment option is exercised in full, the number of shares held by the existing shareholders after this offering would be reduced to 54.8% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 9,027,500, or 45.2% of the total number of shares of our common stock outstanding after this offering.

        To the extent outstanding options are exercised or other options are granted under our Stock Option Plan, there could be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2005, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our consolidated financial statements not included herein which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The consolidated statements of operations data for the nine months ended September 30, 2005 and September 29, 2006, and the consolidated balance sheet data as of September 30, 2005 and September 29, 2006, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of future results.

($ in thousands, except share and per share data)	Year ended December 31,										Nine months ended
	2001		2002			2003 (As Restated)		2004 (As Restated)		2005	September 30, 2005		September 29, 2006
Statement of Operations Data:
Net sales		$417,011		$400,046			$379,457		$418,639	$418,983		$317,557	$363,187
Cost of sales (1)		281,527		273,462			278,345		311,335	320,399		239,607	258,757
Gross profit (1)		135,484		126,584			101,112		107,304	98,584		77,950	104,430
Selling, general and administrative expenses		93,746		88,929			84,543		89,735	93,956		68,993	75,163
Facility closing and severance expenses		7,360		5,399			2,294		2,036	1,712		542	373
Amortization of intangibles and impairment of goodwill		3,912		603			944		989	64,570 (2)		486	485
Loss (gain) on disposals of property, plant and equipment		(7)		1,115			(636)		(248)	4,529		(1,629)	(1,775)
Income (loss) from operations (1)		30,473		30,538			13,967		14,792	(66,183)		9,558	30,184
Interest expense (1)		35,074		34,039			40,186		47,207	48,133		36,563	37,364
Interest income		(50)		(72)			(53)		(559)	(163)		(146)	176
Loss on early extinguishment of long-term debt		—		—			2,480		842	—		—	—
Other (income) expense		102		80			20		(134)	(89)		84	108
Loss before provision (benefit) for income taxes and cumulative effect of change in accounting principle (1)		(4,653)		(3,509)			(28,666)		(32,564)	(114,064)		(26,943)	(7,464)
Provision (benefit) for income taxes (1)		(1,179)		(386)			(11,030)		16,185	639		—	459
Loss before provision (benefit) for income taxes and cumulative effect of change in accounting principle (1)		(3,474)		(3,123)			(17,636)		(48,749)	(114,703)		(26,943)	(7,923)
Cumulative effect of change in accounting principle, net of income tax benefit		—		(17,140	)(3)		—		—	—		—	—
Net loss (1)		$(3,474)		$(20,263)			$(17,636)		$(48,749)	$(114,703)		$(26,943)	$(7,923)
Net loss per share:
Basic		$(0.40)		$(2.34)			$(1.92)		$(4.91)	$(11.57)		$(2.72)	$(0.80)
Diluted		$(0.40)		$(2.34)			$(1.92)		$(4.91)	$(11.57)		$(2.72)	$(0.80)
Weighted average shares outstanding		8,670,056		8,670,414			9,194,577		9,932,872	9,916,425		9,916,598	9,917,316
Pro forma net income (loss)										$(102,447)			$1,271
Pro forma net loss per share:
Basic	$		$			$		$		$(5.77)	$		$0.07
Diluted	$		$			$		$		$(5.77)	$		$0.07
Pro forma weighted average shares outstanding										17,766,425			17,767,316
Pro forma weighted average shares and equivalents outstanding										17,766,425			17,894,078
Other Financial Data:
Depreciation and amortization (1)		$22,202		$21,453			$27,693		$31,738	$97,427		$23,236	$19,459
Property, plant and equipment additions, net		9,755		9,267			6,935		4,586	5,140		2,900	7,261
Rental equipment additions (disposals), net (1)		3,191		(17,230)			(13,251)		(7,739)	11,232		8,861	(2,236)

	As of December 31,
						As of September 30, 2005 (As Restated)
($ in thousands)	2001 (As Restated)	2002 (As Restated)	2003 (As Restated)	2004 (As Restated)	2005		As of September 29, 2006
Balance Sheet Data (at period end):
Working capital (1)	$56,943	$65,751	$70,029	$93,623	$63,584	$92,182	$87,968
Goodwill and intangibles (2)	136,626	115,733	120,117	114,828	48,668	113,212	47,229
Total assets (1)(2)	396,843	373,971	396,195	394,763	281,520	384,850	308,430
Long-term debt (including current portion) (1)	291,946	299,536	345,547	379,735	369,254	390,230	402,280
Common shares subject to put (1)	6,058	3,979	2,621	3,031	—	2,945	1,754
Shareholders' equity (deficit) (1)	10,663	(8,220)	(10,416)	(59,468)	(171,337)	(85,946)	(179,917)

(1)
During our reporting and closing process relating to the preparation of our December 31, 2005 financial statements, we determined that certain put options set forth in the Management Stockholders' Agreement should be classified outside of shareholders' equity (deficit) in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." As a result, we have recorded the cumulative effect as of January 1, 2003 and have restated the consolidated balance sheets as of December 31, 2004, and the consolidated statements of shareholders' deficit and cash flows for the years ended December 31, 2004 and 2003. We also determined that two agreements for the purchase of rental equipment entered into by us during 2003 were incorrectly recorded as capital assets as the purchase price was paid by us rather than being recorded as capital leases or other long-term liabilities at the inception of the agreements. As a result, we have restated the consolidated balance sheet as of December 31, 2001, 2002, 2003 and 2004 and the consolidated statements of operations, shareholders' deficit, comprehensive loss and cash flows for the years ended December 31, 2003 and 2004.

(2)
In accordance with SFAS No. 142, we recorded an impairment charge of $64 million in 2005 to reduce the carrying value of goodwill to its estimated implied fair value.

(3)
We adopted SFAS No. 142 effective January 1, 2002. As a result of adopting SFAS No. 142, we recorded a non-cash charge in 2002 of $17.1 million ($19.9 million of goodwill, less an income tax benefit of $2.8 million), which is reflected as a cumulative effect of change in accounting principle. This amount does not affect our ongoing operations. The goodwill arose from the acquisitions of Dur-O-Wal in 1995, Southern Construction Products in 1999, and Polytite in 2000, all of which manufactured and sold metal accessories used in masonry construction. The masonry products market has experienced weaker markets and significant price competition that has had a negative impact on the product line's earnings and fair value.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is based on our historical consolidated financial statements after giving effect to:

  •
  the receipt by us of the estimated net proceeds from this offering of approximately $100.0 million, assuming an initial public offering price of $14.00 per share (the midpoint range of the proposed range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering costs payable by us,

  •
  a 2.1673-for-1 split of our shares of common stock that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part, and

  •
  the assumptions and other adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

        The unaudited pro forma condensed consolidated balance sheet as of September 29, 2006 is based on our historical balance sheet as of September 29, 2006 and has been prepared as if the receipt by us of the net proceeds from this offering, the repayment of $10.0 million of outstanding borrowings under our revolving credit facility and the repurchase or redemption of a portion of our 13% Senior Subordinated Notes had all been consummated on September 29, 2006. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005 and nine months ended September 29, 2006 combines our historical results of operations with the impact of the receipt by us of the net proceeds from this offering, the repayment of $10.0 million of outstanding borrowings under our revolving credit facility and the repurchase or redemption of a portion of our 13% Senior Subordinated Notes as if they had all been consummated on January 1, 2005. In calculating the interest expense for the periods presented, we have used the weighted average rate in effect for the period presented. However, as interest rates have changed, we have also included the effect on pro forma net income of a 1/8% variance in interest rates.

        The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of our consolidated results of operations or financial position that would have been reported had the adjustments described above actually occurred on the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in the prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 29, 2006

	Dayton Superior Corporation and Subsidiary, as of September 29, 2006, as Reported	Pro Forma Adjustments Related to the Offering	Pro Forma
ASSETS
Current assets:
Cash	$313	$—	$313
Accounts receivable, net of allowances for doubtful accounts and sales returns and allowances	81,498	—	81,498
Inventories	65,823	—	65,823
Prepaid expenses and other current assets	5,593	—	5,593
Prepaid income taxes	430	—	430

Total current assets	153,657	—	153,657

Rental equipment, net of accumulated depreciation	65,820	—	65,820

Property, plant and equipment	102,597	—	102,597
Less accumulated depreciation	(61,753)	—	(61,753)

Net property, plant and equipment	40,844	—	40,844

Goodwill	43,643	—	43,643
Intangible assets, net of accumulated amortization	3,586	(697)[b]	2,889
Other assets	880	—	880

Total assets	$308,430	$(697)	$307,733

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Current maturities of long-term debt	$3,775	—	$3,775
Current portion of deferred gain on sale-leaseback	1,635	—	1,635
Accounts payable	27,617	—	27,617
Accrued compensation and benefits	14,115	—	14,115
Accrued interest	7,315	(3,117)[a]	4,198
Accrued freight	5,347	—	5,347
Other accrued liabilities	5,885	—	5,885

Total current liabilities	65,689	(3,117)	62,572
Revolving credit facility	79,250	(10,000)[a]	69,250
Other long-term debt, net of current portion	319,255	(82,198)[a]	239,767
		2,710 [b]
Deferred income taxes	11,406	—	11,406
Deferred gain on sale-leaseback, net of current portion	4,476	—	4,476
Other long-term liabilities	6,517	—	6,517

Total liabilities	486,593	(92,605)	393,988

Class A common shares subject to put option	1,754	(1,754)[c]	—

Shareholders' deficit:
Class A common shares; no par value	113,030	103,671 [c]	216,701
Loans to shareholders	(345)	(1,917)[c]	(2,262)
Class A treasury shares, at cost	(1,509)	—	(1,509)
Accumulated other comprehensive loss	(1,094)	—	(1,094)
Accumulated deficit	(289,999)	(8,092)[c]	(298,091)

Total shareholders' deficit	(179,917)	93,662	(86,255)

Total liabilities and shareholders' deficit	$308,430	$(697)	$307,733

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(IN THOUSANDS)

	Dayton Superior Corporation and Subsidiary, for the year ended December 31, 2005, as Reported	Pro Forma Adjustments Related to the Offering		Pro Forma
Net sales	$418,983	$—		$418,983
Cost of sales	320,399	—		320,399

Gross profit	98,584	—		98,584
Selling, general and administrative expenses	93,956	—	[f]	93,956
Facility closing and severance expenses	1,712	—		1,712
Amortization of intangibles and impairment of goodwill	64,570	—		64,570
Loss (gain) on disposals of property, plant and equipment	4,529	—		4,529

Income (loss) from operations	(66,183)	—		(66,183)
Other expenses
Interest expense	48,133	(12,256)[d]		35,877
Interest income	(163)	—		(163)
Other income	(89)	—		(89)

Loss before provision (benefit) for income taxes	(114,064)	12,256		(101,808)
Provision (benefit) for income taxes	639	—	[e]	639

Net loss	$(114,703)	$12,256		$(102,447)

Basic net loss per common share	$(11.57)			$(5.77)
Average number of common shares outstanding	9,916	7,850		17,766
Diluted net loss per common share	$(11.57)			$(5.77)
Average number of common shares and equivalents outstanding	9,916	7,850		17,766

See accompanying footnotes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE FISCAL MONTHS ENDED SEPTEMBER 29, 2006
(IN THOUSANDS)

	Dayton Superior Corporation and Subsidiary, for the nine fiscal months ended September 26, 2006, as Reported	Pro Forma Adjustments Related to the Offering		Pro Forma
Net sales	$363,187	$—		$363,187
Cost of sales	258,757	—		258,757

Gross profit	104,430	—		104,430
Selling, general and administrative expenses	75,163	146	[f]	75,309
Facility closing and severance expenses	373	—		373
Amortization of intangibles and impairment of goodwill	(1,775)	—		(1,775)
Loss (gain) on disposals of property, plant and equipment	485	—		485

Income (loss) from operations	30,184	(146)		30,038
Other expenses
Interest expense	37,364	(9,340)[d]		28,024
Interest income	176			176
Other expense	108	—		108

Loss before provision (benefit) for income taxes	(7,464)	9,194		1,730
Provision for income taxes	459	—	[e]	459

Net income (loss)	$(7,923)	$9,194		$1,271

Basic net income (loss) per common share	$(0.80)			$0.07
Average number of common shares outstanding	9,917	7,850		17,767
Diluted net income (loss) per common share	$(0.80)			$0.07
Average number of common shares and equivalents outstanding	9,917	7,977		17,894

See accompanying footnotes.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma condensed consolidated financial information are as follows:

(a)
Adjustment to reflect the decrease in debt of $92.2 million as a result of the application of the net proceeds from this offering and the repayment of $10.0 million of borrowings outstanding under our revolving credit facility and the repurchase of $82.2 million of our 13% Senior Subordinated Notes (in thousands):

Sources		Uses
Proceeds from the offering, net of issuance costs	$100,000	Repayment of borrowings under revolving credit facility	$10,000
		Repurchase of 13% senior subordinated notes (including related accrued interest, fees, and expenses)	$90,000

Total Sources	$100,000	Total Uses	$100,000

We have estimated that total issuance costs of this offering will be approximately $9.9 million. Issuance costs include underwriting discounts and commissions and estimated offering expenses.

(b)
Adjustment related to the write-off of the debt issuance and debt discount costs related to the repurchase or redemption of $82.2 million of the 13% Senior Subordinated Notes from the application of estimated net proceeds from this offering.

(c)
Adjustments to stockholders' deficit (in thousands):

	Class A Common	Loans to Shareholders	Class A Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Deficit
Historical	$113,030	$(345)	$(1,509)	$(1,094)	$(289,999)	$(179,917)
Proceeds from the offering, net of issuance costs	100,000	—	—	—	—	100,000
Estimated debt extinguishment costs	—	—	—	—	(8,092)	(8,092)
Elimination of common shares subject to put	3,671	(1,917)	—	—	—	1,754

Pro forma for the offering	$216,701	$(2,262)	$(1,509)	$(1,094)	$(298,091)	$(86,255)

(d)
Adjustment to reflect the elimination of the interest on the debt repaid as a part of this offering. A 1/8% change in interest rates on our variable rate revolving credit facility would result in a change in the pro forma interest expense of $0.1 million and $0.1 million for the year ended December 31, 2005 and the nine months ended September 29, 2006.

(e)
As a result of our history of substantial net operating losses, there is no adjustment to provision (benefit) for income taxes.

(f)
Adjustment for $0.1 million of compensation expense for the nine months ended September 29, 2006 relating to unvested shares awarded on June 30, 2006 in accordance with SFAS 123R.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in this discussion. Please refer to "Cautionary Note Concerning Forward-Looking Statements" included elsewhere in this prospectus.

Overview

        We believe we are both the leading North American provider of specialized products consumed in non-residential, concrete construction and the largest concrete forming and shoring rental company serving the domestic, non-residential construction market. Demand for our products and rental fleet is driven primarily by the level of non-residential construction activity in the United States, which consists primarily of:

  •
  infrastructure projects, such as highways, bridges, airports, power plants and water management projects;

  •
  institutional projects, such as schools, stadiums, hospitals and government buildings; and

  •
  commercial projects, such as retail stores, offices, and recreational, distribution and manufacturing facilities.

Although certain of our products can be used in residential construction projects, we believe that less than 5% of our revenues are attributable to residential construction activity.

        Beginning in the early 1990's we made a number of strategic acquisitions to broaden our product offering and expand our markets. From 1994 to 2001 we acquired 16 companies, which collectively more than doubled our revenues. These acquisitions expanded our geographic reach, broadened our product offerings and solidified our leadership positions in many of the markets we serve. Many of these acquired businesses operated as autonomous business units under our ownership. Under this structure, we acted as a holding company with six separate business units, each supported by its own administrative infrastructure and personnel.

        In June 2000, Odyssey acquired a controlling interest in us. Commencing in 2001, in response to a softening in the commercial sector of the non-residential construction market, we undertook a strategy to consolidate operating divisions to reduce redundant overhead expenses and centralize procurement of goods and services. In addition to approximately 950 headcount reductions, during the period from 2001 to 2005, we consolidated manufacturing and distribution facilities, including 31 facility closures. We undertook this strategy in order to keep our cost structure in alignment with our net sales. The execution of this strategy resulted in aggregate facility closing and severance expenses of $19.2 million from January 1, 2001 through September 29, 2006. These expenses were comprised of involuntary termination benefits of $11.0 million, lease termination costs of $2.5 million, relocation of operations of $2.1 million and other post-closing costs of $3.6 million. As of September 29, 2006, $0.1 million of these costs had not yet been paid and were expected to be paid by the end of 2006. The Company expects to incur and pay an additional $0.1 million related to these plans.

        Although our consolidation efforts produced tangible cost savings, many of these savings were offset by certain uncontrollable factors which negatively impacted our operating results. These factors, which began in 2000 and continued in certain instances through 2005, included:

  •
  a continued softness in the commercial sector of the non-residential construction market;

  •
  an increase of approximately 100% (or $9.5 million) from 2000 to 2003 in our health, property and casualty and workers' compensation insurance costs, driven by a change in the underwriting practices of the insurance companies as well as increases in general medical costs;

  •
  an increase of approximately 60% (or $30.1 million) in the cost of steel from 2003 to 2005 (steel accounted for over 20% of our product cost of sales in 2005) driven by a surge in global demand; and

  •
  an erosion in the market share of our traditional forming systems driven by the accelerated penetration of clamping systems into domestic markets.

        The cumulative effect of these factors significantly impacted our financial performance. We believe these factors collectively caused our income from operations to fall at a much higher rate than our net sales during the period from 2001 to 2003. Net sales declined by approximately 9% from 2001 to 2003 while our income from operations declined by approximately 54% over the same period. Although our net sales increased approximately 10% in 2004 compared to 2003, reflecting a rebound in the commercial sector of the non-residential construction market, our income from operations only increased approximately 6% primarily as a result of the increases in the cost of steel discussed above. While our net sales were relatively flat in 2005, we generated a significant operating loss as a result of continuing increases in steel prices and management transition issues, as well as a goodwill impairment charge of approximately $64 million. In addition, we anticipate that we will incur facility closing expenses in 2007 and 2008. In November 2006, we initiated a plan to move a manufacturing operation. The move is expected to begin in 2007 and be completed in the first quarter of 2008, following renovation of the new facility. We currently estimate that during 2007 and 2008 we will incur expenses and expend cash in the range of approximately $2.0 million to $4.0 million in connection with the relocation.

        In August 2005, we hired a new chief executive officer, Eric R. Zimmerman. Led by Mr. Zimmerman, our management team has refined our business strategy to focus on strengthening customer relationships at the local level and providing greater accountability within the management team. We believe these changes better position us to take advantage of the recent and projected increases in non-residential construction activity in the United States and have contributed to the strong improvement in our operating leverage and financial performance in the first nine months of 2006. During each of the years in the five-year period from 2001 to 2005 we experienced a decline in gross profit as a percentage of revenues. While our gross profit as percentage of revenues has increased in the three-month period ended March 31, 2006, the six-month period ended June 30, 2006 and the nine-month period ended September 29, 2006, in each case, compared to the comparable period in the prior year, we cannot assure you that we will continue to experience improvements in gross margins in future periods.

Results of Operations

        Our net sales are derived from product sales, equipment rentals and sales of used rental equipment. Product sales consist primarily of consumable items used in concrete construction applications and, to a lesser extent, reusable items such as forming and shoring systems. Rental revenues are derived from rentals of forming and shoring systems. Sales of used equipment consists of sales of forming and shoring systems previously used in our rental fleet.

        Our expenses consist primarily of selling, general and administrative expenses and cost of sales. Cost of sales is comprised mostly of raw material costs, purchased finished goods, freight, manufacturing labor and overhead, and depreciation expense associated with our rental fleet and property, plant and equipment.

        During the reporting and closing process relating to the preparation of our December 31, 2005 financial statements, we determined that certain put options set forth in the Management Stockholders' Agreement should be classified outside of shareholders' equity (deficit) in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." As a result, we recorded the cumulative effect as of January 1, 2001 and restated our consolidated balance sheet as of December 31, 2001, 2002, 2003 and 2004, and the consolidated statements of shareholders' deficit and cash flows for the years ended December 31, 2004 and 2003. We also determined that two agreements for the purchase of rental equipment entered into during 2003 were incorrectly recorded as capital assets as the purchase price was paid by us rather than being recorded as capital leases or other long-term liabilities at the inception of the agreements. As a result, we restated the consolidated balance sheet as of December 31, 2004, and the consolidated statements of operations, shareholders' deficit, comprehensive loss and cash flows for the years ended December 31, 2004 and 2003.

        The following discussion of our results of operations gives effect to the above restatements.

        The following table summarizes our results of operations as a percentage of our net sales for the periods indicated:

	Year ended December 31,			Nine months ended
	2003	2004	2005	September 30, 2005	September 29, 2006
Product sales	80.1%	83.1%	84.2%	84.9%	82.8%
Rental revenue	9.4	10.1	11.8	11.3	12.2
Used rental equipment sales	10.5	6.8	4.0	3.8	5.0

Net sales	100.0	100.0	100.0	100.0	100.0

Product cost of sales	77.9	76.2	78.5	77.2	75.5
Rental cost of sales	80.5	84.6	76.9	76.2	59.3
Used rental equipment cost of sales	32.2	36.6	31.6	35.0	29.8

Cost of sales	73.4	74.4	76.5	75.5	71.2

Product gross profit	22.1	23.8	21.5	22.8	24.5
Rental gross profit	19.5	15.4	23.1	23.8	40.7
Used rental equipment gross profit	67.8	63.4	68.4	65.0	70.2

Gross profit	26.6	25.6	23.5	24.5	28.8
Selling, general and administrative expenses	22.3	21.4	22.4	21.7	20.7
Facility closing and severance expenses	0.6	0.5	0.4	0.2	0.1
Amortization of intangibles and impairment of goodwill	0.2	0.2	15.4	0.1	0.2
Loss (gain) on disposals of property, plant and equipment	(0.2)	—	1.1	(0.5)	(0.5)

Income from operations	3.7	3.5	(15.8)	3.0	8.3
Interest expense	10.6	11.3	11.5	11.5	10.3
Interest income	—	(0.2)	(0.1)	—	0.1
Loss on early extinguishment of long-term debt	0.7	0.2	—	—	—
Other expense	—	—	—	—	—

Loss before provision (benefit) for income taxes	(7.6)	(7.8)	(27.2)	(8.5)	(2.1)
Provision (benefit) for income taxes	(3.0)	3.8	0.2	—	0.1

Net loss	(4.6)%	(11.6)%	(27.4)%	(8.5)%	(2.2)%

Comparison of Nine Fiscal Months Ended September 30, 2005 and September 29, 2006

        Net Sales.    Net sales increased $45.6 million, or 14.4%, to $363.2 million in the first nine months of 2006 from $317.6 million in the first nine months of 2005. The following table summarizes our net sales by product type:

($ in thousands)	Nine months ended
	September 29, 2006		September 30, 2005
	Net Sales	%	Net Sales	%	% Change
Product sales	$300,535	82.8%	$269,643	84.9%	11.5%
Rental revenue	44,428	12.2	35,961	11.3	23.5
Used rental equipment sales	18,224	5.0	11,953	3.8	52.5
Net sales	$363,187	100.0%	$317,557	100.0%	14.4%

        Product sales increased $30.9 million, or 11.5%, to $300.5 million in the first nine months of 2006 from $269.6 million in the first nine months of 2005. The increase in sales was due to higher unit volume of $27.8 million as a result of the continued improvement in the non-residential construction markets and, to a lesser extent, milder weather in the first quarter of 2006 versus the first quarter of 2005. The balance of the increase is due to price increases.

        Rental revenue increased $8.4 million, or 23.5%, to $44.4 million for the first nine months of 2006, compared to $36.0 million in the first nine months of 2005. The increase in rental revenue was due to increased customer demand as a result of the continued improvement in the non-residential construction markets.

        Used rental equipment sales increased to $18.2 million in the first nine months of 2006 from $12.0 million in the first nine months of 2005 due to higher customer demand. In addition, $1.0 million of the increase related to the acquisition of one customer by another customer that occurred in the first nine months of 2006. Used rental equipment sales may vary significantly from quarter to quarter.

        Gross Profit.    Gross profit for the first nine months of 2006 increased 34.0% to $104.4 million from $78.0 million in the first nine months of 2005.

        Product gross profit increased $11.9 million to $73.5 million during the first nine months of 2006, compared to $61.6 million in the first nine months of 2005. Similarly, product gross profit margins increased 170 basis points to 24.5% of product sales for the first nine months of 2006 compared to 22.8% in the prior year period. The $11.9 million increase in product gross profit was due to the higher product sales, which contributed $9.4 million of product gross profit, $4.3 million of better costs due to outsourcing, manufacturing efficiencies of $2.3 million and $0.6 million of shipping efficiencies, partially offset by material cost increases of $4.7 million.

        Rental gross profit for the first nine months of 2006 increased $9.5 million to $18.1 million, compared to $8.6 million in the first nine months of 2005. Depreciation on rental equipment for the first nine months of 2006 was $14.2 million, as compared to $16.3 million in the same period of 2005. The difference was primarily due to a change in the estimated useful lives of certain rental equipment effective January 1, 2006, which reduced depreciation expense on rental equipment by $2.3 million. Rental gross profit before depreciation was $32.3 million in the first nine months of 2006, representing a 29.8% increase from the $24.9 million reported in the first nine months of 2005. Gross profit margins before depreciation on rental revenue improved to 72.8% in the first nine months of 2006 compared to 69.2% in the first nine months of 2005. The increase in rental gross profit before depreciation resulted from increased rental revenue while gross profit margins before depreciation reflect the benefit of our significant operating leverage on higher rental revenue.

        Used rental equipment gross profit for the first nine months of 2006 was $12.8 million, an increase from $7.8 million in the first nine months of 2005. The increase was due to the increase in used rental equipment sales discussed above. Used rental equipment gross profit margins were 70.2% for the first nine months of 2006 compared to 66.0% in the prior year period. Gross margin percentages fluctuate based on the mix and age of rental equipment sold and remained within historical ranges.

        Operating Expenses.    Selling, general, and administrative expenses increased to $75.2 million in the first nine months of 2006 from $69.0 million for the first nine months of 2005. The increase was due to increased distribution costs of $2.1 million, consulting fees of $1.8 million for profit improvement initiatives, selling costs of $1.3 million, discretionary retirement account costs of $1.0 million, non-cash stock option expense of $0.7 million and healthcare costs of $0.3 million, most of which were due to the higher revenues and gross profit discussed above. These increases exceeded the non-recurring severance cost related to the termination of a former executive recorded in the first nine months of 2005 of $1.0 million.

        The gain on disposals of property, plant, and equipment of $1.8 million relates to the amortization of the deferred gain on the sale-leaseback of the Des Plaines, Illinois facility that occurred in 2005.

        Other Expenses.    The increase in other expenses is due to the slight increase in interest expense, to $37.4 million for the first nine months of 2006 from $36.6 million in the first nine months of 2005, due to higher interest rates on the revolving credit facility.

        Loss Before Income Taxes.    Loss before income taxes in the first nine months of 2006 declined to $(7.5) million compared to $(26.9) million in the first nine months of 2005, due to the factors described above.

        Provision for Income Taxes.    We have recorded a non-cash valuation allowance to reduce our deferred tax assets, primarily related to net operating loss carryforwards, to zero, as estimated levels of future taxable income are less than the amount needed to realize this asset. If such estimates change in the future, the valuation allowance will be decreased or increased appropriately, resulting in a non-cash increase or decrease to net income. The provision for income taxes is a result of foreign earnings.

        Net Loss.    The net loss for the first nine months of 2006 declined to $(7.9) million, compared to $(26.9) million in the first nine months of 2005, due to the factors described above. The net loss for the first nine months of 2006 declined to 29.4% of the net loss in the first nine months of 2005. This improvement relates to the continued benefit of our operating strategy, combined with improved operating efficiencies and higher non-residential construction activity.

Comparison of Years Ended December 31, 2004 and 2005

        Net Sales.    Our 2005 net sales were $419.0 million, a 0.1% increase from $418.6 million in 2004. The following table summarizes our net sales by product type for the periods indicated:

($ in thousands)	Year Ended December 31,
	2004		2005
	Net Sales	%	Net Sales	%	% Change
Product sales	$348,036	83.1%	$352,888	84.2%	1.4%
Rental revenue	42,231	10.1	49,485	11.8	17.2
Used rental equipment sales	28,372	6.8	$16,610	4.0	(41.5)
Net sales	$418,639	100.0%	$418,983	100.0%	0.1%

        Product sales increased $4.9 million, or 1.4%, to $352.9 million in 2005 from $348.0 million in 2004. The increase in sales was due to price increases throughout 2004 that had a $22.3 million carryover impact to 2005. The price increases more than offset a $17.4 million reduction in unit volume that was negatively impacted by Hurricanes Katrina, Rita and Wilma.

        Rental revenue increased $7.3 million, or 17.2%, to $49.5 million in 2005, compared to $42.2 million in 2004. The increase was due to volume associated with a stronger rental market as well as additional investment in the rental fleet in geographic areas with higher demand.

        Used rental equipment sales decreased to $16.6 million in 2005 from $28.4 million in 2004 as we emphasized renting equipment rather than selling it.

        Gross Profit.    Gross profit for 2005 was $98.6 million, an $8.7 million decrease from $107.3 million for 2004. Gross profit was 23.5% of sales in 2005, decreasing from 25.6% in 2004. Product gross profit was $75.8 million, or 21.5% of product sales, in 2005, compared to $82.8 million, or 23.8% of product sales, in 2004. The decrease in gross profit was due to material cost inflation, primarily steel, throughout 2004 that had a $17.4 million carryover impact to 2005, $4.0 million of increases in freight rates related to oil prices, and an unfavorable mix of product sales in 2005.

        Rental gross profit increased $4.9 million to $11.4 million, or 23.1% of rental revenue in 2005, from $6.5 million, or 15.4% of rental revenue, in 2004. Rental gross profit before depreciation increased to $35.9 million, or 72.6% of rental revenue, from $29.2 million, or 69.1% of rental revenue. The increase in gross profit dollars was due to increased rental revenue as discussed above and the fixed nature of certain of our costs.

        Gross profit on used rental equipment sales was $11.4 million, or 68.4% of used rental equipment sales, compared to $18.0 million, or 63.4% of used rental equipment sales, in 2004. The decrease in gross profit dollars was primarily due to the decreased sales discussed previously. Gross profit as a percentage of sales fluctuates based on the age and type of the specific equipment sold and remained within historical ranges.

        Operating Expenses.    Our SG&A expenses increased $4.3 million to $94.0 million in 2005 from $89.7 million in 2004. The increase is primarily related to $3.0 million of higher distribution costs as we continued to refine our distribution strategy and to higher rental revenue activity, as well as a $1.0 million severance payment related to the termination of a former executive officer.

        Facility closing and severance expenses were approximately $1.7 million in 2005 and approximately $2.0 million in 2004.

        Amortization of intangibles and impairment of goodwill increased $63.6 million to $64.6 million in 2005 from $1.0 million in 2004. In accordance with SFAS No. 142, we conducted our annual assessment of goodwill recoverability and recorded an impairment charge of $64.0 million in 2005 to reduce the carrying value of goodwill to its estimated implied fair value.

        The loss on disposals of property, plant and equipment was $4.5 million in 2005, as compared to a gain of $0.3 million in 2004. The loss was due to the sale-leaseback of the Kansas City, KS facility and the closure of a portion of the manufacturing facility in Long Beach, CA.

        Other Expenses.    Interest expense increased to $48.1 million in 2005 from $47.2 million in 2004 due to higher weighted average interest rates and higher average borrowings under the revolving credit facility.

        Loss Before Income Taxes.    The loss before income taxes in 2005 was $114.1 million, as compared to $32.6 million in 2004 due to the factors described above.

        Provision for Income Taxes.    In the fourth quarter of 2004, we recorded a non-cash valuation allowance for our net operating loss carryforwards as a result of adherence to FAS 109, as estimated levels of future taxable income are less than the amount needed to realize the deferred tax asset related to the carryforwards. Tax benefit from current year net operating losses have been offset by a valuation allowance resulting in no tax benefit being recorded. Future changes in these estimates could result in a non-cash increase or decrease to net income. In 2005, we continued to provide a non-cash valuation allowance for the increase to our net operating loss carryforward as well as other deferred tax assets as these tax future deductions would generate additional net operating losses.

        Net Loss.    The net loss for 2005 was $114.7 million, compared to a loss of $48.7 million in 2004 due to the factors described above.

Comparison of Years Ended December 31, 2003 and 2004

        Net Sales.    Our 2004 net sales were $418.6 million, a 10.3% increase from $379.5 million in 2003. The following table summarizes our net sales by product type for the periods indicated:

($ in thousands)	Year Ended December 31,
	2003		2004
	Net Sales	%	Net Sales	%	% Change
Product sales	$304,101	80.1%	$348,036	83.1%	14.5%
Rental revenue	35,633	9.4	42,231	10.3	18.5
Used rental equipment sales	39,723	10.5	28,372	6.8	(28.6)
Net sales	$379,457	100.0%	$418,639	100.0%	10.3%

        Product sales increased $44.0 million, or 14.5%, to $348.0 million in 2004 from $304.1 million in 2003. The increase in sales was due almost entirely to price increases over the 12 month period as unit volume was virtually flat year-over-year.

        Rental revenue increased $6.6 million, or 18.5%, to $42.2 million in 2004, compared to $35.6 million in 2003. The increase was due to the acquisition of Safway, which added approximately $6.3 million. The remaining increase was due to an increase in volume in existing product lines.

        Used rental equipment sales decreased to $28.4 million in 2004 from $39.7 million in 2003. The decrease was due to two large transactions in 2003 that did not recur in 2004.

        Gross Profit.    Gross profit for 2004 was $107.3 million, a $6.2 million increase from $101.1 million for 2003. Gross profit was 25.6% of sales in 2004, decreasing from 26.6% in 2003.

        Product gross profit was $82.8 million, or 23.8% of product sales, in 2004, compared to $67.2 million, or 22.1% of product sales, in 2003. The increase in gross profit dollars was due to higher sales. The increase in gross profit percent of sales was due to productivity gains, despite flat unit volume and increases of approximately $27.5 million in steel and other raw material costs.

        Rental gross profit decreased by $0.4 million to $6.5 million, or 15.4% of rental revenue, in 2004 from $7.0 million, or 19.5% of rental revenue, in 2003. Higher depreciation expense of $5.0 million and higher freight costs of $1.8 million, both due to the acquisition of Safway, offset the increased rental revenue.

        Gross profit on used rental equipment sales was $18.0 million, or 63.4% of used rental equipment sales, compared to $27.0 million, or 67.8% of used rental equipment sales, in 2003. The decrease in gross profit dollars was primarily due to the decreased sales discussed previously. Gross profit as a percentage of sales, fluctuates based on the age and type of the specific equipment sold and remained within historical ranges.

        Operating Expenses.    Our selling, general and administrative expenses increased $5.2 million to $89.7 million in 2004 from $84.5 million in 2003, entirely as a result of the acquisition of Safway. Without Safway, SG&A expense would have declined slightly due to continued cost controls. Facility closing and severance expenses in 2004 were approximately $2.0 million and approximately $2.3 million in 2003.

        Amortization of intangibles increased $0.1 million to $1.0 million in 2004 from $0.9 million in 2003, due to the amortization of intangibles acquired with Safway.

        Other Expenses.    Interest expense increased to $47.2 million in 2004 from $40.2 million in 2003, due to the higher interest rate on our senior notes issued in June 2003 relative to the floating rate debt it replaced and higher outstanding long-term debt balances in 2004, including the note payable to the seller of Safway.

        In January 2004, we established our revolving credit facility, which resulted in a loss on early extinguishment of long-term debt of $0.8 million related to the expensing of deferred financing costs on the previous revolving credit facility. The issuance of our senior notes in June 2003 resulted in a loss on extinguishment of long-term debt of $2.5 million, primarily related to expensing of deferred financing costs on the debt that was repaid with the proceeds.

        The gain on disposals of property, plant and equipment was $0.3 million in 2004, as compared to $0.6 million in 2003. The 2004 amount related to a sale of owned real estate that became redundant following our acquisition of the Safway leased facility.

        Loss Before Income Taxes.    The loss before income taxes in 2004 was $32.6 million, as compared to $28.7 million in 2003 due to the factors described above.

        Provision for Income Taxes.    In the fourth quarter of 2004, we recorded a non-cash valuation allowance for our net operating loss carryforwards as a result of adherence to FAS 109, as estimated levels of future taxable income are less than the amount needed to realize the deferred tax asset related to the carryforwards. The income tax benefits from 2004 net operating losses were offset by a valuation allowance resulting in no tax benefit being recorded. Future changes in these estimates could result in a non-cash increase or decrease to net income. The effective tax rate in 2003 was 38.5%, which is different than the statutory rate primarily due to state income taxes.

        Net Loss.    The net loss for 2004 was $48.7 million, compared to a loss of $17.6 million in 2003 due to the factors described above.

Liquidity and Capital Resources

        Historically, working capital borrowings under our revolving credit facility fluctuate with sales volume, such that our peak revolving credit borrowings are generally in the late second or early third quarter. Our key measure of liquidity and capital resources is the amount available under our revolving credit facility, which without giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," was $6.9 million as of September 29, 2006. After giving effect to this offering and the assumed use of proceeds therefrom as described under "Use of Proceeds," the total amount available for borrowing under our revolving credit facility at September 29, 2006 would have been approximately $16.9 million, subject to a borrowing base requirement and other customary conditions. After giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," we will have an additional $35.0 million of borrowing capacity.

        Our capital uses relate primarily to capital expenditures and debt service. Our capital expenditures consist primarily of additions to our rental equipment fleet and additions to our PP&E. PP&E consists of items not directly related to the rental fleet, primarily manufacturing and distribution equipment and management information systems. We finance these capital expenditures with borrowings under our revolving credit facility and with proceeds of sales of our used rental equipment. The following table sets forth a summary of these capital events for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 29, 2006
($ in thousands)
	2003	2004	2005
Capital expenditures:
Additions to rental equipment fleet	$26,472	$20,633	$27,842	$15,988
Additions to PP&E	7,829	5,423	6,687	7,282
Less: Proceeds from sales of used rental equipment	(39,723)	(28,372)	(16,610)	(18,224)
Less: Proceeds from sales of PP&E	(894)	(837)	(1,547)	(21)

Net capital expenditures and fleet additions (proceeds)	$(6,316)	$(3,153)	$16,372	$5,025

        We believe we can manage the capital requirements of our rental fleet, and thus our cash flow, through the careful monitoring of our rental fleet additions. Sales of used equipment can be adjusted to increase cash available for fleet additions or other corporate purposes. Our budget for additions to rental equipment and fleet are $21.3 million, $25.0 million and $20.7 million for 2006, 2007 and 2008, respectively. Our budgeted capital expenditures for PP&E are $11.0 million, $14.0 million, $10.0 million for 2006, 2007 and 2008, respectively.

        Net cash used in operating activities in the first nine months of 2006 was $(24.0) million, compared to $(12.4) million in the first nine months of 2005. This activity is comprised of the following:

($ in millions)	Nine Months Ended
	September 30, 2005	September 29, 2006
Net loss	$(26.9)	$(7.9)
Adjustments to reconcile net loss to net cash used in operating activities	17.0	9.0

Sub-total	(9.9)	1.1
Changes in assets and liabilities	(2.5)	(25.1)

Net cash used in operating activities	$(12.4)	$(24.0)

        The sub-total of net loss and adjustments to reconcile net loss to net cash used in operating activities was $1.1 million for the first nine months of 2006, an $11.0 million improvement from $(9.9) million in the first nine months of 2005. The improvement was due to the reduced net loss discussed above, partially offset by lower depreciation expense and higher gain on sales of rental equipment.

        Changes in assets and liabilities resulted in a $(25.1) million use of cash in the first nine months of 2006, as compared to a $(2.5) million use of cash in the first nine months of 2005. The increase in accounts receivable was a $(19.2) million use of cash in the first nine months of 2006, compared to $(5.2) million in the first nine months of 2005, due to the substantial increase in net sales in the third quarter of 2006 as compared to the third quarter of 2005. The increase in inventories was an $(8.5) million use of cash in the first nine months of 2006 compared to $(5.0) million in the first nine months of 2005, due to a larger than normal purchase of raw material in advance of an October cost increase. Changes in prepaid expenses and other assets represented a $(0.9) million use of cash in the first nine months of 2006 as compared to a $6.4 million source of cash in the first nine months of 2005, due primarily to accelerated collections of notes receivable in 2005 that did not recur in 2006.

        Net cash used in investing activities was $5.0 million in the first nine months of 2006 compared to $11.8 million in the first nine months of 2005. PP&E additions increased to $7.3 million in the first nine months of 2006 from $4.2 million in the first nine months of 2005 due to increased investments in manufacturing and distribution equipment and facilities. Net additions to rental equipment were a $2.2 million source of cash in the first nine months of 2006 as compared to a $8.9 million use of cash in the first nine months of 2005 due to the higher sales of used rental equipment and lower additions due to timing.

        We have a $95.0 million senior secured revolving credit facility, which has no financial maintenance covenants and matures on July 31, 2008. Availability of borrowings is limited to 85% of eligible accounts receivable and 60% of eligible inventories and rental equipment, less $15.0 million. Without giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," $95.0 million was available at September 29, 2006, of which $79.2 million was outstanding with a weighted average interest rate of 8.3%. Letters of credit of $8.9 million were outstanding at September 29, 2006, resulting in available borrowings of $6.9 million under the revolving credit facility. The credit facility is secured by substantially all of our assets. As adjusted for this offering and the assumed use of proceeds therefrom as described under "Use of Proceeds," we would have had $69.2 million outstanding under our revolving credit facility, excluding $8.9 million in letters of credit, and additional borrowing capacity of $16.9 million, subject to a borrowing base requirement and other customary conditions, as of September 29, 2006. After giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," we will have an additional $35.0 million of borrowing capacity. The Company expects to incur aggregate costs of approximately $2.0 million in connection with obtaining the amendment to its revolving credit facility and the related consents.

        As of September 29, 2006, our other long-term debt consisted of the following:

($ in thousands)	September 29, 2006

13% Senior Subordinated Notes due 2009	$154,729
Debt discount on 13% Senior Subordinated Notes due 2009	(5,101)
10 3/4% Senior Second Secured Notes due 2008	165,000
Debt discount on 10 3/4% Senior Second Secured Notes due 2008	(3,604)
Senior unsecured notes payable to seller of Safway, non-interest bearing, accreted at 6.0% to 14.5%	8,068
Debentures previously held by Dayton Superior Capital Trust, interest rate of 9.1%, due on demand	1,063
Capital lease obligations	2,875

Total long-term debt	323,030
Less current maturities	(3,775)

Long-term portion	$319,225

        Our long-term debt repayments for the nine months ended September 29, 2006 were $1.6 million. The financing agreements governing our existing indebtedness do not contain or subject us to maintenance financial covenants.

        At September 29, 2006, working capital was $88.0 million, compared to $63.6 million at December 31, 2005. The $24.4 million increase was comprised of the following:

  •
  a $19.2 million increase in accounts receivable due to the seasonally higher net sales in September relative to December;

  •
  a $8.4 million increase in inventories due to a larger than normal raw material purchase in advance of an October cost increase and the anticipated seasonal higher sales in the fourth quarter relative to the first quarter; and

  •
  $1.3 million of changes in other items;

offset by

  •
  a $4.5 million increase in accrued liabilities due to higher expenses needed to support the higher sales volumes.

        We believe our liquidity, capital resources, and cash flows from operations are sufficient to fund the capital expenditures and rental fleet additions we have planned as well as our debt service requirements for at least the next 12 months. However, our ability to make scheduled payments of principal, or to pay the interest on, or to refinance, our indebtedness, or to fund planned capital expenditures and rental fleet additions will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and anticipated operating improvements, we believe that cash flow from operations and available borrowings under our revolving credit facility will be adequate to meet our future liquidity for at least the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that operating improvements will be realized on schedule or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, in privately negotiated transactions or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our revolving credit facility, the senior subordinated notes and the senior second secured notes, on commercially reasonable terms or at all.

Sale & Leaseback Transactions

        In April 2005, we sold our manufacturing facility in Des Plaines, Illinois to an unrelated party and immediately leased it back from the purchaser. The net proceeds after commissions and other normal closing costs were $11.6 million. The lease has an initial term of 24 months, with an option for us to renew the lease for an additional 12 months. We are obligated to pay rent totaling approximately $1.4 million over the initial lease term and approximately $0.7 million over the renewal term. In addition, we are responsible for all property taxes, operating expenses and insurance on the leased property. We realized a gain of $6.7 million on the sale of the facility that was initially deferred and is being recognized ratably over the initial term of the lease. In October 2005, we sold our manufacturing facilities in Aurora, Illinois; Kansas City, Kansas; and Parsons, Kansas and our distribution center in Miamisburg, Ohio, to a different unrelated party. At the same time, we also entered into four separate leases under which we leased the four facilities back from the purchaser. The net proceeds after commissions and other normal closing costs were $11.5 million. The principal terms of the leases are as follows:

  •
  the terms are 10 years (Kansas City, Kansas), 11 years (Aurora, Illinois), 12 years (Miamisburg, Ohio) and 13 years (Parsons, Kansas), respectively. Each lease also permits us to renew the lease for up to two five-year renewal terms; and

  •
  the rent we pay under the leases increases annually during the initial term. The annual rent payable during the initial year of each Lease and during the last year of the initial term of each the Leases is as follows: Kansas City, Kansas ($226,000; $270,000); Aurora, Illinois ($364,000; $444,000); Miamisburg, Ohio ($431,000; $535,000); and Parsons, Kansas ($240,000; $304,000). In addition, we are responsible for all property taxes, operating expenses (including maintenance expenses) and insurance on the leased property. The annual rent we will pay during the renewal terms will be the higher of the rent in the last year of the initial term or the fair market rent, determined as provided in the lease.

        We realized an aggregate gain of $1.2 million on the sale of these facilities, comprised of (x) gains of $4.5 million that we initially deferred and are recognizing ratably over the terms of the applicable leases and (y) a loss of $3.3 million that was recognized immediately.

The Safway Notes

        On July 29, 2003, we completed the acquisition of substantially all of the fixed assets and rental fleet assets of Safway Formwork Systems, L.L.C. ("Safway") for $20.0 million. The purchase price was comprised of $13.0 million in cash and a $12.0 million non-interest bearing (other than in the case of default) senior unsecured note with an initial present value of $7.0 million payable to the seller. The note is being accreted to the face value at 14.5% using the effective interest method. The accretion is reflected as interest expense. The book value of the note at September 29, 2006 was $7.0 million. Annual payments of $1.0 million are due on September 30 of each year from 2006 through 2008, with a final balloon payment of $6.0 million due on December 31, 2008. The payment due on Saturday, September 30, 2006 was timely made on October 2, 2006, the next business day. In 2003, we exercised our option to acquire additional rental equipment from Safway. At that time, we issued a $2.0 million non-interest bearing note. As of September 29, 2006, the note has a remaining balance of $1.2 million and a book value of $1.1 million. That note is being accreted to the face value at 6.0% using the effective interest method. The accretion is reflected as interest expense. Minimum future payments on the note are $0.2 million for the balance of 2006, $0.6 million in 2007 and $0.4 million in 2008. Payments may be accelerated if certain revenue targets are met.

Commitments

        Scheduled payments of long-term debt, future minimum lease payments under capital leases, future lease payments under non-cancelable operating leases, purchase obligations, and other long-term liabilities at September 29, 2006 were as follows:

Year	Long-term Debt	Interest Payments	Capital Leases	Operating Leases	Purchase Obligations (1)	Other Long- Term Liabilities	Total
	(in thousands)
Balance of 2006	$1,996	$10,545	$313	$1,834	$100	$43	$14,831
2007	595	38,366	1,215	5,443	—	100	45,719
2008	250,790	33,899	1,114	3,557	—	—	289,360
2009	154,729	10,057	347	3,168	—	—	168,301
2010	—	—	31	2,923			2,954
Thereafter	—	—	—	18,043	—	—	18,043

	$408,110	$92,867	$3,020	$34,968	$100	$143	$539,208

(1)
Certain purchase commitments contain guaranteed purchase levels with vendors. The maximum potential future payout is reflected in the purchase obligations column. There are no guaranteed purchase levels in excess of what we intend to purchase in the normal course of business.

Seasonality

        Our operations are seasonal in nature with approximately 55% of sales historically occurring in the second and third quarters. Working capital and borrowings fluctuate with the volume of our sales. Historically, working capital borrowings under our revolving credit facility fluctuate with sales volume, such that our peak revolving credit borrowings are generally in the late second or early third quarter.

Inflation

        We may not be able to pass on the cost of commodity price increases to our customers. Steel, in its various forms, is our principal raw material, constituting approximately 20% of our product cost of sales in 2005. In 2005 and the first nine months of 2006, steel costs were less volatile than in 2004. While the cost of certain types of steel is expected to increase, we expect our overall steel costs to decrease slightly in the fourth quarter of 2006. Additionally, the overall increase in energy costs, including natural gas and petroleum products, has adversely impacted our overall operating costs in the form of higher raw material, utilities, and freight costs. We cannot assure you we will be able to pass these cost increases on to our customers.

Critical Accounting Policies

        In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. We continually review our accounting policies and financial information disclosures. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, inventories, investments, long-lived assets, income taxes, insurance reserves, restructuring liabilities, environmental contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Effective January 1, 2006, we changed our estimate of depreciable lives on certain families of rental equipment from three years to fifteen years on a prospective basis. Effective January 1, 2006, we adopted SFAS No. 123R and began recording compensation expense for our stock option plan.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories

        We value our inventories at the lower of first-in, first-out, or FIFO, cost or market and include all costs associated with manufacturing products: materials, labor and manufacturing overhead. We provide net realizable value reserves that reflect our best estimate of the excess of the cost of potential obsolete and slow moving inventory over the expected net realizable value. Excluding newly introduced products, we reserve 100% of inventory items that have had no sales or usage in the trailing twelve-month period. We additionally reserve for items that have a quantity on hand in excess of the trailing twelve months' sales and usage, ranging from 25% to 100% of the excess, depending on the number of years' supply on hand. If the range were decreased by 10%, the reserve at December 31, 2005 would be reduced by $190,000. If the range were increased by 10%, the reserve at December 31, 2005 would be increased by $90,000.

Rental Equipment

        We manufacture and purchase rental equipment for resale and for rent to others on a short-term basis. We record rental equipment at the lower of FIFO cost or market and depreciate it over the estimated useful life of the equipment, three to 15 years, on a straight-line method. Rental equipment that is sold is charged to cost of sales on a FIFO basis.

Goodwill and Intangible Assets

        As with tangible and other intangible assets, periodic impairment reviews of goodwill are required, at least annually, as well as when events or circumstances change. As with our review of impairment of tangible and intangible assets, management uses judgment in assessing goodwill for impairment. We will review the recorded value of our goodwill annually on a segment by segment basis in the fourth quarter using data as of the third quarter, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment requires management to estimate the fair value of our long-lived assets and considerable judgment must be exercised in determining these values. Business acquisitions often result in recording intangible assets, which are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, intangible assets are subject to amortization and periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        When exercising judgment, we carefully consider all of the relevant facts and circumstances available to us at the time. The critical factors affecting our analysis include:

  •
  the amount of adjusted EBITDA (which is EBITDA adjusted for goodwill impairment charges; losses on early extinguishment of long-term debt; gain (loss) from disposals of property, plant, and equipment; facility closing and severance expenses; non-cash compensation expense and non-operating items of expense (income)) generated by each of our business segments;

  •
  our operating results;

  •
  our ability to meet operating results compared to budget;

  •
  the level of expected activity in the non-residential construction industry; and

  •
  our future prospects.

        Taking all of these factors into account, we determined the fair value of our business segments as of December 31, 2004 and 2005 by deriving enterprise value indications of our business segments using a range of adjusted EBITDA multiples. We used this approach on these dates because we determined that a discounted cash flow analysis was not a reliable methodology for testing goodwill impairment of our business segments because we had been unable to reliably project future cash flows over the prior several years. This inability had been due to the cyclical and seasonal nature of our business and the lack of near-term visibility with the respect to non-residential construction activity. Based on third quarter data, in applying all of the factors discussed above, we determined the need to record an impairment charge of $64.0 million in the fourth quarter of 2005.

        Because impairment tests are based in part on our judgment as to the fair value of our business segments relative to their carrying value—which is necessarily subjective—our management's discretion impacts any decision to record an impairment charge and therefore affects our reported results of operation and financial condition.

Income Taxes

        Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize our deferred tax assets in the future and we record liabilities for uncertain tax matters based on our assessment of the likelihood of sustaining certain tax positions. In estimating whether deferred tax assets are realizable, we estimate levels of future taxable income by considering historical results of operations in recent years and would, if necessary, consider the implementation of prudent and feasible tax planning strategies to generate taxable income.

Revenue Recognition

        Revenue is recognized from product sales and used rental equipment sales when the product is shipped from our facilities and risk of loss and title have passed to the customer. Additionally, revenue is recognized at the customer's written request and when the customer has made a fixed commitment to purchase goods on a fixed schedule consistent with the customer's business, where risk of ownership has passed to the buyer, the goods are set-aside in storage and we do not retain any specific performance obligations and therefore the earning process is complete. For customer requests for bill and hold transactions in which a performance obligation exists on the part of the company prior to the delivery date, the company does not recognize revenue until the total performance obligation has been met and all of the above criteria related to bill and hold transactions have been met. In instances where the customer provides payment for these services prior to the delivery date, the revenue is deferred until all performance obligations have been met. Sales under bill and hold arrangements were $0.7 million, $1.0 million, $2.9 million and $3.3 million for the nine months ended September 29, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. Rental revenues are recognized ratably over the terms of the rental agreements.

Insurance Reserves

        We are self-insured for certain of our group medical, workers' compensation and product and general liability claims. We have stop loss insurance coverage at various per occurrence and per annum levels depending on type of claim. We consult with third party administrators to estimate the reserves required for these claims. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

        Our group medical reserve is based on the dollar-weighted average historical lag between the date the service was incurred and the date the claim is paid, which was approximately 60 days at December 31, 2005. A 5-day increase or decrease in the lag would increase or decrease the reserve by $54,000.

        Our workers' compensation reserve is estimated based on industry development factors of incurred losses. A 1-percentage point increase or decrease in the development factor would increase or decrease the reserve by $67,000 at December 31, 2005.

        The product and general liability reserve is the sum of the loss estimate of known claims and the estimate of incurred but not reported (IBNR) claims. IBNR claims are estimated based on the historical annual number of claims times the historical cost per claim. A 10% increase or decrease in the average cost would increase or decrease the December 31, 2005 reserve by $94,000.

Pension Liabilities

        Pension and other retirement benefits, including all relevant assumptions required by accounting principles generally accepted in the United States of America, are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many assumptions used to estimate future retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expense and obligations. Certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations.

        A one percentage point change in the discount rate would have the following effects as of or for the year ended December 31, 2005:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on net periodic pension expense	$(231,000)	$287,000
Effect on benefit obligation	(1,780,000)	2,270,000

        In accordance with the guidelines of our most recent actuarial valuation of our pension and other retirement plans, our expected return on plan assets is 8.0%, which represents a weighted average of 11% for equity securities, 5.5% for debt securities and 4% for cash and cash equivalents and insurance contracts. A one percentage point change in the expected return on plan assets would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on expected return on plan assets	$(91,000)	$91,000

Accounts Receivable Allowance

        We maintain allowances for sales discounts and allowances for doubtful accounts for estimated losses resulting from customer disputes and/or the inability of our customers to make required payments. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. Our reserve is based on the sum of (a) customer specific disputes or collectibility concerns, (b) the historical uncollectible loss percentage and (c) the historical lag between the revenue recognition date and the date a credit memo is issued. Receivables are charged to the allowance for doubtful accounts when an account is deemed to be uncollectible, taking into consideration the financial condition of the customer and the value of any collateral. Recoveries of receivables previously charged off as uncollectible are credited to the allowance.

Other Loss Reserves

        We have other loss exposures, such as litigation. Establishing loss reserves for these matters requires us to estimate and make judgments in regards to risk exposure and ultimate liability. We establish accruals for these exposures; however, if our exposure exceeds our estimates we could be required to record additional charges.

Common Stock Valuation

        We are required to value our common stock for purposes of (i) calculating compensation expense in connection with the award of unvested shares and stock option grants and (ii) calculating the redemption value of the shares of our common stock that are subject to put under our Management Stockholders' Agreement. The value of our common stock is determined by us after careful consideration of all available facts and circumstances. The critical factors affecting our analysis include:

  •
  the independent appraisal obtained within 90 days of the end of each fiscal year that we are required to obtain pursuant to our Management Stockholders' Agreement;

  •
  the amount of adjusted EBITDA (which is EBITDA adjusted for goodwill impairment charges; losses on early extinguishment of long-term debt; gain (loss) from disposals of property, plant, and equipment; facility closing and severance expenses; non-cash compensation expense and non-operating items of expense (income)) generated over the most recent four-quarter period by each of our business segments;

  •
  the implied multiple of adjusted EBITDA derived from the independent appraisal required by the Management Stockholders' Agreement;

  •
  the lack of liquidity for our capital stock as a private company;

  •
  our historical operating results;

  •
  our historical operating results compared to budget;

  •
  the amount of our outstanding indebtedness;

  •
  any recent impairment charges;

  •
  the level of activity in the non-residential construction industry;

  •
  our future prospects; and

  •
  the likelihood of a future liquidity event.

        Our estimation of the value of our common stock affects the amount of compensation expense reflected in our income statement in that it affects the amount of compensation that is deemed to have been paid in connection with any award of unvested shares of stock or grant of stock options. The valuation of our underlying common stock requires our management to exercise discretion and make judgments based on all available circumstances at the time of any particular award or grant. Determining the redemption value of the shares that are subject to put under our Management Stockholders' Agreement also requires our management to exercise judgment. We are required, under the terms of our Management Stockholders' Agreement, to obtain an independent appraisal of our common stock within 90 days of each of our fiscal year ends. These appraisals are based upon the results of our operations for the fiscal year then ended and all other relevant facts and circumstances and are used to determine the redemption price of the shares subject to put under the Management Stockholders' Agreement. The redemption price contemplated by the Management Stockholders' Agreement is determined based upon these appraisals and the date on which an employee's term of employment ends. An employee whose term of employment ends during the first six months of any fiscal year is permitted to put his shares to us at a redemption price equal to the appraised value of the common stock as of the immediately preceding fiscal year end. An employee whose term of employment ends during the last half of any fiscal year is permitted to put his shares to us at a redemption price equal to the weighted average of the appraised value of the common stock as of the immediately preceding fiscal year end and the appraised value as of the end of the fiscal year in progress. Because this subsequent appraised value is not available as of the date of termination, we use our best estimate of the fair market value as of the termination date as a proxy for what the future appraised value will be. The judgment is based on the same factors that are used to determine compensation expense in connection with unvested share awards and stock option grants.

        In the first quarter of 2005, we obtained an independent appraisal as of December 31, 2004 that valued our common stock at $22.35 per share (prior to the 2.1673-for-1 stock split to be effected in connection with this offering). We utilized this value in calculating the redemption value of shares subject to put on our December 31, 2004 balance sheet, as required by our Management Stockholders' Agreement, after deducting the amount of shareholder loans owed to us by the shareholders who have put rights under the Management Stockholders' Agreement.

        In the first quarter of 2006, we obtained an independent appraisal as of December 31, 2005 that valued our common stock at $1.50 per share (prior to the 2.1673-for-1 stock split to be effected in connection with this offering). We utilized this value in calculating the redemption value of shares subject to put on our December 31, 2005 balance sheet, as required by our Management Stockholders' Agreement, after deducting the amount of shareholder loans owed to us by the shareholders who have put rights under the Management Stockholders' Agreement.

        On June 30, 2006, we awarded 464,157 (prior to the 2.1673-for-1 stock split to be effected in connection with this offering) unvested shares of stock to three of our executive officers. We valued these shares on June 30, 2006 at $1.50 per share (prior to the 2.1673-for-1 stock split to be effected in connection with this offering), based on the best available information at that time.

        On September 29, 2006, we granted a former director and executive officer options to purchase 37,054 shares (prior to the stock split expected to occur concurrently with the closing of this offering) of our common stock at an exercise price of $27.00 per share.

        As of September 29, 2006, based on our improving operating results, the increased likelihood of achieving sustainable profitability in the near term, continued improvements in the non-residential construction industry, our increasing confidence in our prospects for the full year 2006 and beyond and the increasing likelihood that our initial public offering of common stock would be consummated in the near term, we concluded that the $1.50 per share (pre-split) valuation was no longer an appropriate assessment of the value of our common stock. We determined that $24.50 per share of our common stock (pre-split) was an appropriate valuation as of September 29, 2006 in light of all information available at that time. As a result, we recorded compensation expense of $510,000 in the quarter ended September 29, 2006 as a result of the options granted to our former director and executive officer.

        Because the compensation expense reflected in our results of operations is based in part on our judgment as to the value of our common stock—which is necessarily subjective—our subjective discretion impacts our reported results of operations. Similarly, the redemption value of shares subject to put reflected on our balance sheet is based on the judgment of an independent appraiser and, in the case of shares held by employees whose term of employment ends during the second half of any fiscal year, our own judgment as to fair market value. As a result, these accounting policies require our management to make estimates and assumptions that impact our financial statements. Following consummation of this offering, the redemption rights under the Management Stockholders' Agreement will terminate and we will use reported market prices to calculate compensation expense. As a result, we do not expect that our management will be required to estimate the value of our common stock for accounting purposes in the future.

Quantitative and Qualitative Disclosures About Market Risk

        At September 29, 2006, we had financial instruments that were sensitive to changes in interest rates. At September 29, 2006, these financial instruments consisted of:

  •
  a $95.0 million revolving credit facility, $79.2 million of which was outstanding at September 29, 2006; and

  •
  $2.9 million in capital lease obligations.

        Our revolving credit facility has several interest rate options, which re-price on a short-term basis. The weighted average interest rate at September 29, 2006 was 8.3%.

        In the ordinary course of our business, we also are exposed to price changes in raw materials (particularly steel bar and rod and steel flat plate) and products purchased for resale. The prices of these items can change significantly due to changes in the markets in which our suppliers operate. We generally do not use financial instruments to manage our exposure to changes in commodity prices.

        As of September 29, 2006, a one percentage point increase or decrease in our weighted average interest rate applicable to our revolving credit facility would have increased or decreased our annual interest expense by approximately $0.8 million. After giving effect to this offering and the use of proceeds therefrom, assuming that we sell the number of shares shown on the cover of this prospectus at $14.00 per share, the midpoint of the proposed price range, our interest expense for the year ended December 31, 2005 and the nine months ended September 29, 2006 would have been $35.9 million and $28.0 million, respectively, and those amounts would increase (or decrease) by $0.5 million and $0.5 million, respectively, if the weighted average interest rate under our revolving credit facility is changed by one percentage point.

Controls and Procedures

        We strive to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        In the first quarter of 2006, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures and identified three material weaknesses during the final reporting and closing process relating to the preparation of our December 31, 2005 financial statements.

  Specifically:

  •
  our controls over the analysis and review of contractual agreements to ensure that equity transactions are recorded in accordance with generally accepted accounting principles did not operate effectively. As a result, an error was not detected relating to our accounting for redeemable shares in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." During our reporting and closing process relating to the preparation of the December 31, 2005 financial statements, we determined that certain put options set forth in our Management Stockholders' Agreement should be classified outside of shareholders' equity (deficit).

  •
  our controls over the analysis and review of long-term purchase agreements to ensure that such agreements are appropriately accounted for did not operate effectively. As a result, two agreements for the purchase of rental equipment entered into during 2003 were incorrectly recorded as capital assets as the purchase price was paid by us rather than being recorded as capital leases or other long-term liabilities at the inception of the agreements in accordance with SFAS No. 13 "Accounting for Leases."

  •
  our controls over the identification and recording of fixed asset disposals did not operate effectively. As a result of turnover in our accounting staff, we had not appropriately recorded various disposals of property and equipment in accordance with FASB Concepts Statement No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises." We estimated we had a loss of $2.0 million related to these unrecorded disposals and recorded the loss in the fourth quarter of 2005.

        During the first quarter of 2006, we changed our internal controls over financial reporting in the following areas:

  •
  we modified our review and approval procedures related to contractual agreements relating to our accounting for equity transactions to ensure the proper accounting for redeemable shares in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities;"

  •
  we modified our review and approval procedures related to new and existing long-term purchase agreements, which are now reviewed by a higher level of financial and accounting management, to ensure that such agreements are appropriately accounted in accordance with SFAS 13 "Accounting for Leases;" and

  •
  we modified our procedures regarding the identification of unrecorded disposals of fixed assets, including an annual physical observation of each facility's assets, to ensure that all disposals of property and equipment are recorded in accordance with FASB Concepts Statement No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises."

        Although we have undertaken the foregoing initiatives, the existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal controls and procedures to meet the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal controls and procedures.

Recently Issued Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material (spoilage). This statement requires those items to be recognized as current-period charges. We will be required to comply with the provision of SFAS No. 151 as of the first fiscal year beginning after June 15, 2005 (January 1, 2006 for us). We completed our review and it is management's opinion that SFAS No. 151 will not impact the consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123R that amends SFAS No. 123, Accounting for Stock-Based Compensation, to require entities to report stock-based employee compensation in their financial statements. We have adopted SFAS No. 123R effective January 1, 2006 and recorded stock option expense of $653,000 for the nine months ended September 29, 2006.

        In March 2005, FASB issued Interpretation No. 47—Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We have adopted this Interpretation and it is management's opinion that it has no impact on our 2005 consolidated financial statements.

        In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. This Statement carries forward without changing the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. We will be required to comply with the provision of SFAS No. 154 as of the first fiscal year beginning after December 15, 2005 (January 1, 2006 for us). We will apply SFAS No. 154 to any future accounting changes.

        In June 2005, FASB issued EITF 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. EITF 05-6 requires that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 also requires that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005 (January 1, 2006 for us). We completed our review, and it is management's opinion that EITF 05-6 will not impact our consolidated financial statements.

        In June, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will be required to comply with Interpretation No. 48 as of January 1, 2007. We have not determined the impact that Interpretation No. 48 will have on our consolidated financial statements.

        In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not require any new fair value measurements. The company will be required to comply with SFAS No. 157 as of the first annual period that begins after November 15, 2007. The company has not determined the impact that SFAS No. 157 will have on its consolidated financial statements.

        In September 2006, FASB issued SFAS No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The company will be required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures as of the first annual period that ends after June 15, 2007. The company will be required to measure plan assets and benefit obligations as of the date of the company's fiscal year-end statement of financial position as of the first annual period that ends after December 15, 2008. The company has not determined the impact the SFAS No. 158 will have on its consolidated financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin 108 (SAB 108). The interpretations in this Staff Accounting Bulletin express the staff's views regarding the process of quantifying financial statement misstatements. The staff is aware of diversity in practice. For example, certain registrants do not consider the effects of prior year errors on current year financial statements, thereby allowing improper assets or liabilities to remain unadjusted. While these errors may not be material if considered only in relation to the balance sheet, correcting the errors could be material to the current year income statement. Certain registrants have proposed to the staff that allowing these errors to remain on the balance sheet as assets or liabilities in perpetuity is an appropriate application of generally accepted accounting principles. The staff believes that approach is not in the best interest of the users of financial statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company has not determined the impact that SAB 108 will have on its consolidated financial statements.

BUSINESS

Our Company

        We believe we are both the leading North American provider of specialized products consumed in non-residential, concrete construction and the largest concrete forming and shoring rental company serving the domestic, non-residential construction market. In many of our product lines, we believe we are the lowest-cost provider, competing primarily with smaller, regional suppliers that offer a more limited range of products and one other smaller national competitor. Our products can be found on construction sites nationwide and are used in non-residential construction projects, including:

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  infrastructure projects, such as highways, bridges, airports, power plants and water management projects;

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  institutional projects, such as schools, stadiums, hospitals and government buildings; and

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  commercial projects, such as retail stores, offices and recreational, distribution and manufacturing facilities.

        We sell most of our 21,000 products under well-established brand names. Our products are used to help form, strengthen, move, stabilize, cure or color concrete. Our products are generally imbedded in, or applied to, concrete and consumed during the construction process, thereby providing us with a source of recurring revenue. Our products include metal and plastic bar supports, anchor bolts, snap ties, wall forming products, rebar splicing devices, load transfer units, precast and tilt-up construction lifting hardware and construction chemicals. In addition, we sell a complete line of new and used forming and shoring systems, which may be combined to create solutions for a wide variety of customer-specific applications. We also rent a complete line of forming and shoring systems, and believe our rental fleet is the largest and most diverse in North America.

        We manufacture and source our products through a balanced combination of North American manufacturing facilities and strategic outsourcing relationships. We use our network of 47 distribution, manufacturing, sales and service centers to establish a strong local presence in each of the markets we serve, which also allows us to deliver our broad product offering, technical expertise and customer service in a timely and efficient manner to our customers. We serve over 4,000 customers, consisting primarily of regional dealers and a broad array of general contractors and sub-contractors. We believe our distribution, manufacturing and service network is the largest in our industry.

        In 2005, we generated $419.0 million in net sales, approximately 84% of which were from product sales (including sales of new forming and shoring systems). Approximately 83% of our 2005 product sales (or approximately 70% of our total net sales) were generated through the sale of consumable products. This mix of consumable versus reusable products, which is typical for our business, represents a significant source of recurring revenue for our company.

Our Business Strengths

        We believe our business has the following strengths:

Leading market positions and recognized brands

        We believe we are the market leader in many of our product lines. For example, we are the leading provider of specialized products consumed in non-residential, concrete construction and the largest concrete forming and shoring rental company serving the domestic, non-residential construction market. We differentiate ourselves from our competitors with our broad product offering, brand recognition and customer support infrastructure. Most of our high quality products are sold under industry-recognized brand names including: Dayton Superior®, Dayton/Richmond®, Symons®, Aztec®, Conspec®, Edoco®, Dur-O-Wal®, BarLock®, American Highway Technology®, Jahn®, Swift Lift® and Steel-Ply®. Many of these brand names have been industry standards for decades.

Broad product offering and diverse rental fleet

        We offer more than 21,000 catalogued products, which we believe is significantly more than most of our competitors, who are typically regional suppliers with limited product offerings. Our broad product offering allows us to address most of our customers' needs on the job site and to serve customers who prefer to deal with a "one-stop"

supplier. We believe we have the largest and most diverse concrete forming and shoring rental fleet in the United States. As a result, we can satisfy most of our customers' rental requirements, regardless of application, location or size of project. Additionally, we believe our rental business generates significant incremental sales of consumable concrete products required for forming and shoring applications, as our rental customers typically look to us for most of their consumable product needs as well. To optimize the mix and age of our rental fleet, we regularly invest in new equipment and sell used equipment.

Strong customer support infrastructure

        We have a comprehensive support infrastructure of people, sales and rental locations, and warehouse and manufacturing facilities, which enables us to deliver a host of services and solutions to our customers in each of our regional markets. All of our sales regions are supported by one or more captive distribution facilities as well as make-to-order manufacturing capabilities, which allow us to deliver our products to any construction site in the United States in a timely manner. In addition, every region is supported by product specialists, engineers and customer service representatives who provide our customers with product application and technical support, engineering consultation and product training. We maintain a library of product literature and training manuals, which are readily available to our customers, and employ approximately 80 individuals in our engineering department to support our customers' technical needs.

Low-cost, flexible provider

        Our product manufacturing/outsourcing strategy allows us to exploit geographic differences in steel, labor and transportation costs so as to minimize our overall product costs. Our manufacturing plant in Reynosa, Mexico and our sourcing relationships in China and other countries give us the ability to continually adjust the mix of products that are manufactured by us domestically, manufactured by us in Mexico, or purchased by us in China and elsewhere and provides us with the flexibility to be the low-cost provider in many of our product lines.

Experienced management team

        Our management team is led by our Chief Executive Officer, Eric R. Zimmerman, who joined us in August 2005 and has over 25 years of construction industry experience, and by our Chief Financial Officer, Edward J. Puisis, who joined us in August 2003 and had over 12 years experience in the steel industry prior to joining us. Since joining us, Mr. Zimmerman has reorganized the business to focus on strengthening customer relationships at the regional level and providing greater accountability within the management team, which has contributed to the improvement in our operating leverage and financial performance. Our new management team led by Messrs. Zimmerman and Puisis has substantial depth in critical operational areas and has demonstrated success in reducing costs, improving processes and driving revenue growth.

Our Business Strategy

        From 1994 through 2001, our business strategy was primarily focused on taking advantage of market growth opportunities and executing our acquisition strategy, which was designed to consolidate our markets and expand our product offering. During this period, we completed 16 acquisitions. In June 2000, Odyssey acquired a controlling interest in our company. Commencing in 2002, in response to a softening in the commercial sector of the non-residential construction market, we undertook a strategy to consolidate our operating divisions to reduce redundant overhead expenses and centralize the procurement of goods and services. These activities continued through 2004 and resulted in significant cost savings and operating efficiencies. In 2005, our management team refined our business strategy to better position us to take advantage of the recent and projected increases in non-residential construction activity in the United States. Key elements of our strategy include:

Strengthen customer service through our regional operating model

        We are leveraging our broad product offering, recognized brands and customer support infrastructure with a distinct regional focus designed to strengthen our customer relationships. Our regional operating structure integrates sales, distribution, customer service and engineering at the regional level to customize our product offerings and more effectively serve our customers in local markets on a timely and cost effective basis. We believe our regionally-focused structure offers certain advantages that have allowed us to increase market share, including:

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  improved decision making at the local level through stronger customer insights, relationships and market knowledge;

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  improved customer service through timely delivery, make-to-order manufacturing capabilities and experienced application engineering; and

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  differentiated product offering and inventory requirements depending on the needs of the local market.

Operational excellence through continuous improvement

        We seek to achieve continuous improvement in our business. Commencing in 2002, we implemented a number of initiatives to create a more efficient and integrated operating model. These initiatives include:

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  improving our operating cost structure through the closing of inefficient manufacturing facilities and incorporating lean manufacturing and business processes throughout the organization;

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  increasing capital investments to reduce product costs and inventory levels while maximizing customer responsiveness;

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  optimizing our product outsourcing and expanding our Asia-based product and engineering sourcing to further lower product costs and improve margins; and

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  increasing technology investments in our distribution centers to improve response time, order accuracy and inventory management.

Expand our rental fleet

        We believe demand for rental equipment will increase as customers seek to lower their capital investment requirements, gain access to a broad selection of equipment and improve their operating flexibility. In addition, the breadth of our different forming and shoring systems, which may be combined to create customer-specific solutions, provides our customers with the ability to lower their labor costs while optimizing job site productivity. Since 2003, we have made significant investments to build the size and diversity of our rental fleet. We believe investing in the expansion of our rental fleet will allow us to fully benefit from the expected increase in the demand for forming and shoring rental equipment.

Develop and market new products

        We employ a dedicated team of product engineers who are responsible for new product development. This team focuses on developing engineered products that offer valuable features and benefits to our customers, including improved product performance, increased safety, higher productivity and environmental sustainability. In addition to providing innovative product solutions for the market, our engineers frequently work with our customers to redesign existing products to fit their particular application needs. We believe our ability to develop new products and product applications strengthens our existing customer relationships and creates new business opportunities.

Pursue strategic acquisitions

        In addition to our organic growth, we intend to pursue strategic acquisitions that will expand our product offerings, strengthen or expand our geographic reach, leverage our distribution, manufacturing and service network or expand our rental fleet. Our management team has substantial experience in identifying and executing strategic acquisitions.

Industry

        Our products can be found on construction sites nationwide and are used in infrastructure, institutional and commercial construction projects. These sectors represent the non-residential construction industry. According to the U.S. Census Bureau, non-residential construction spending increased to a seasonally adjusted annual rate of $577.5 billion in September 2006, representing an increase of 15.7% over the September 2005 seasonally adjusted annual rate.

Infrastructure

        We believe spending on infrastructure construction is less dependent on general economic conditions compared to other segments of the construction industry, as funding often comes from federal, state and local governments. In certain instances, infrastructure spending has increased notwithstanding a soft economy, as federal, state and local governments attempted to offset recessionary trends. The following chart illustrates the aggregate level of federal, state and local infrastructure investment over the last 15 years.

Infrastructure Investment

Source: F.W. Dodge.

        The August 2005 passage of the Safe, Accountable, Flexible and Efficient Transportation Act: A Legacy for Users, or SAFETEA-LU, will increase infrastructure investment within the United States. SAFETEA-LU provides guaranteed funding for federal-aid highways, public transportation and highway safety programs totaling $286.5 billion over the six-year period from 2004 through 2009. This represents a net gain of 31% over the six year funding amount that was included in the previous spending bill, the Transportation Equity Act for the 21st Century, or TEA-21, which applied to the period from 1998 to 2003. We believe SAFETEA-LU, combined with improved state, homeland security and power plant investments, will drive increased spending on infrastructure projects in the United States.

($ in billions)
	SAFETEA-LU
Year	2004	2005	2006	2007	2008	2009	Total
Highways	$34	$36	$38	$40	$42	$43	$233
Transit	7	8	9	9	10	10	53

Total	$42	$44	$47	$49	$51	$53	$286

Institutional

        According to F.W. Dodge, the amount of annual aggregate square footage of buildings constructed in the institutional sector of the non-residential construction market has grown from approximately 270,000 square feet in 1990 to more than 383,000 square feet in 2005.

Institutional Square Footage

Source: F.W. Dodge.

        We believe certain demographic trends will positively impact growth in the institutional sector. We believe school construction and renovation spending will increase as a result of aging facilities, population growth and the increase in the number of school aged children. We believe hospital construction is expected to increase as a result of the increase in the population of individuals over the age of 65.

Commercial

        According to the U.S. Department of Commerce, the value of commercial buildings put-in-place has increased in 22 of the past 30 years. However, between 2000 and 2003, the square footage of commercial construction put-in-place declined by 33%. During the same period, commercial vacancy rates increased from a low of 8.6% in 2000 to approximately 16% in 2003. In 2005, commercial vacancy rates improved to 14.3% and annual commercial development increased to 974,000 square feet. The PCA estimates commercial vacancy rates will continue to decline through 2010 to approximately 11.5%. We believe lower vacancy rates will drive increased commercial construction activity.

        As shown in the chart below, commercial vacancy rates have historically been inversely related to commercial construction activity.

Commercial Square Footage and Vacancy Rates

Source: C.B. Richard Ellis, F.W. Dodge and Portland Cement Association.

Concrete

        Concrete is one of the most commonly used materials in non-residential construction. According to the PCA, the consumption of cement in non-residential construction projects, which is the primary input for concrete, is expected to increase by 5.3% in 2007 and 4.0% in 2008. The PCA cites four primary reasons that will drive the increased use of concrete in non-residential construction:

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  concrete currently has a favorable competitive price position relative to other building materials;

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  non-residential construction projects generally require more concrete than residential projects;

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  economies in the southern and western United States, two regions that generally use more concrete per dollar of construction than the national average, are expected to grow faster than other regions in the United States; and

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  given recent increases in the price of oil, a principal input into asphalt, concrete paving has gained a short-term cost advantage in addition to maintaining its long-term life cycle cost benefit advantage over asphalt paving.

  Cement Consumption

Source: Portland Cement Association.

Products

        We offer more than 21,000 catalogued products, which we believe to be significantly more than our competitors who are mostly regional suppliers with limited product offerings. Most of our products are consumable, providing us with a source of recurring revenue. We continually attempt to increase the number of products we offer by using engineers and product development teams to introduce new products and refine existing products. Most of our products are sold under industry-recognized brand names including: Dayton/Richmond®, Aztec®, Symons®, BarLock®, Jahn®, Swift Lift®, Steel-Ply®, Dayton Superior®, Conspec®, Edoco®, Dur-O-Wal® and American Highway Technology®.

Product Sales

        Our product sales consist of:

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    Wall-Forming Products. Wall-forming products include shaped metal ties and accessories used to hold concrete forms in place while the concrete is curing.

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    Bridge Deck Products. Bridge deck products are metal assemblies of varying designs used to support the formwork used by contractors in the construction and rehabilitation of bridges.

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    Bar Supports. Bar supports are non-structural steel, plastic, or cementitious supports used to position rebar within a horizontal slab or concrete form.

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    Splicing Products. Splicing products are used to join two pieces of rebar together at a construction site without the need for extensive preparation of the rebar ends.

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    Precast and Prestressed Concrete Construction Products. Precast and prestressed concrete construction products are metal assemblies of varying designs used or consumed in the manufacture of precast concrete panels and prestressed concrete beams and structural members.

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    Formliner Products. Formliner products include plastic and elastomeric products that adhere to the inside face of forms to provide shape or texture to the surface of the concrete.

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    Chemical Products. Chemical products include a broad spectrum of chemicals for use in concrete construction, including form release agents, bond breakers, curing compounds, liquid hardeners, sealers, water repellents, bonding agents, grouts and epoxies, and other chemicals used in the pouring and placement of concrete.

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    Masonry Products. Masonry products are wire products that improve the performance and longevity of masonry walls by providing crack control, better water resistance, greater elasticity and higher strength to withstand seismic shocks.

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    Welded Dowel Assemblies. Welded dowel assemblies are used to transfer dynamic loads between two adjacent slabs of concrete roadway.

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    Architectural Paving Products. Architectural paving products are used to apply decorative texture and coloration to concrete surfaces.

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    Tilt-Up Construction Products. Tilt-up construction products include a complete line of inserts, reusable lifting hardware and adjustable beams used in the tilt-up method of construction.

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    Forming Systems. Forming systems are reusable, engineered modular forms which hold liquid concrete in place on concrete construction jobs while it cures.

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    Shoring Systems. Shoring systems, including aluminum beams and joists, are reusable post shores and shoring frames used to support deck and other raised forms while concrete is being poured.

Rental Revenues and Sales of Used Rental Equipment

        Our rental revenues and sales of used rental equipment consist of concrete forming systems, shoring systems and tilt-up construction products, each as described above.

Manufacturing

        We manufacture, in 17 facilities throughout North America, a majority of the products we sell and rent. These facilities incorporate semi-automated and automated production lines, heavy metal presses, forging equipment, stamping equipment, robotic welding machines, drills, punches and other heavy machinery typical for this type of manufacturing operation. Our production volumes enable us to design and build or custom modify much of the equipment we use to manufacture these products, using a team of experienced manufacturing engineers and tool and die makers.

        By developing our own automatic high-speed manufacturing equipment, we believe we generally have achieved significantly greater productivity, lower capital equipment costs, lower scrap rates, higher product quality, faster changeover times, and lower inventory levels than most of our competitors. We also have a flexible manufacturing setup and can make the same products at several locations, which allows us to respond to local market requirements in a timely manner.

        Given the high volume of certain of our products, we have recently been able to reduce our costs of sales by sourcing finished products and components through our manufacturing facility in Reynosa, Mexico and through foreign sourcing initiatives, including in China. For the nine months ended September 29, 2006, approximately 12% of our product cost of sales consisted of finished goods that were sourced abroad.

Fleet Management

        We believe our rental fleet is the largest in North America. We actively manage our fleet mix to ensure certain products are regionally focused to address geography-specific applications. We also monitor our fleet purchases to maintain appropriate inventory levels and to manage our deployment of capital resources.

Distribution

        We distribute our products to customers through our network of 23 service/distribution centers located in the United States and Canada. We ship most of our products to our service/distribution centers from our manufacturing plants. We have an on-line inventory tracking system that enables us to identify, reserve and ship inventory quickly from our locations in response to customer orders.

Sales and Marketing

        We employed approximately 300 sales and marketing personnel at September 29, 2006, of whom approximately two-thirds were field sales people and one-third were customer service representatives. Sales and marketing personnel are located in most of our service/distribution centers and are instrumental in driving the productivity of our regional operating model. We provide product documentation and consult on certain non-residential construction techniques in which our products can be used to solve typical construction problems. We promote our products through seminars and other customer education efforts and work directly with architects, engineers and contractors to secure the use of our products whenever possible.

Technical and Customer Service

        Each of our six regions is supported by product specialists, engineers and customer service representatives who provide our customers with product application technical support, engineering consultation and product training. In addition, all of our regions are supported by one or more captive distribution facilities with make-to-order manufacturing capabilities. These capabilities allow us to deliver our products to any construction site in the United States in a timely manner and supports our belief that our customer support infrastructure is a significant competitive strength in our industry. We employ approximately 80 individuals in our engineering department who combine region-specific product and application expertise with proprietary software applications to advise and consult on non-residential construction projects. We also make our library of product literature and training manuals readily available to our customers.

Customers

        We have over 4,000 customers, of which approximately 50% purchase our products for resale and 50% are end users. Our customer base is geographically diverse and consists of distributors, rebar fabricators, precast and prestressed concrete manufacturers, brick and concrete block manufacturers, general contractors and sub-contractors.

Raw Materials

        Our principal raw materials are steel wire rod, steel hot rolled bar, metal stampings and flat steel, aluminum sheets and extrusions, plywood, cement and cementitious ingredients, liquid chemicals, zinc, plastic resins and injection-molded plastic parts. We currently purchase materials from over 800 vendors and are not dependent on any single vendor or small group of vendors for any significant portion of our raw material purchases. Steel, in its various forms, typically constitutes approximately 20% of our product cost of sales.

Competition

        Our industry is highly competitive in most product categories and geographic regions. We compete with smaller, regional suppliers that offer a more limited range of products, and one other smaller national competitor. We believe competition in our industry is largely based on, among other things, price, quality, breadth of product offering, distribution capabilities (including quick delivery times), customer service and expertise. Due primarily to factors such as freight rates, quick delivery times and customer preference for local suppliers, some local or regional manufacturers and suppliers may have a competitive advantage over us in a given region. We believe the size, breadth, and quality of our product offerings provide us with advantages of scale in both distribution and production relative to our competitors.

Trademarks and Patents

        Our products are sold under our registered trademarks that are well known throughout the concrete construction industry and are therefore important to our business. Among our better-known trademarks are Dayton Superior®, Dayton/Richmond®, Symons®, Aztec®, Dur-O-Wal®, American Highway Technology®, Conspec®, Edoco®, Jahn®, Swift Lift®, Bar Lock®, Steel-Ply®, the Hexagon Logo® and the S & Diamond® design. Many of our products are protected by our patents, which we consider to be important assets. As of December 31, 2005, we had approximately 100 patents and 40 pending patent applications, domestic and foreign, and about 170 registered trademarks and pending applications for registration.

Employees

        As of September 29, 2006, we employed approximately 600 salaried and 1,100 hourly personnel, of whom approximately 600 of the hourly personnel and four of the salaried personnel are represented by labor unions. Employees at our Miamisburg, Ohio; Parsons, Kansas; Des Plaines, Illinois; New Braunfels, Texas; Tremont, Pennsylvania; Santa Fe Springs, California; City of Industry, California; and Aurora, Illinois facilities are covered by collective bargaining agreements. Two collective bargaining agreements expire in 2007, three expire in each of 2008 and 2009 and one expires in 2011. We believe we have good employee and labor relations.

Seasonality

        Due to weather, our operations are seasonal in nature, with approximately 55% of our sales historically occurring in the second and third quarters. Working capital and borrowings under the revolving credit facility fluctuate with sales volume such that our peak revolving credit facility borrowings are generally in the second quarter or third quarter.

Backlog

        We typically ship most of our products, other than paving products and most specialty forming systems, within one week and often within 24 hours after we receive the order. Other product lines, including paving products and specialty forming systems, may be shipped up to two years after we receive the order, depending on our customers' needs. Accordingly, we do not maintain significant backlog, and backlog as of any particular date has not been representative of our actual sales for any succeeding period.

Principal Properties

        Our corporate headquarters are located in leased facilities in Dayton, Ohio. We believe our facilities provide adequate manufacturing and distribution capacity for our needs. We also believe all of the leases were entered into on market terms. Our other principal facilities are located throughout North America, as follows:

Location	Use	Leased/ Owned	Size (Sq. Ft.)	Lease Expiration Date
Birmingham, Alabama	Manufacturing/Distribution	Leased	287,000	December 2021
Kankakee, Illinois	Manufacturing/Distribution	Leased	172,954	December 2007
Des Plaines, Illinois	Manufacturing/Distribution	Leased	171,650	April 2008
Miamisburg, Ohio	Manufacturing/Distribution	Leased	156,600	October 2017
Parsons, Kansas	Manufacturing/Distribution	Leased	120,000	October 2018
Allentown, Pennsylvania	Service/Distribution	Leased	114,000	May 2015
Fontana, California	Manufacturing/Distribution	Leased	114,000	February 2009
Reynosa, Mexico	Manufacturing/Distribution	Leased	110,000	July 2007
Aurora, Illinois	Manufacturing/Distribution	Leased	103,700	October 2016
New Braunfels, Texas	Manufacturing/Distribution	Owned	89,600
Tremont, Pennsylvania	Manufacturing/Distribution	Owned	86,000
Parker, Arizona	Manufacturing/Distribution	Leased	60,000	Month to Month
Kansas City, Kansas	Manufacturing/Distribution	Leased	56,600	October 2015
Modesto, California	Manufacturing/Distribution	Leased	54,100	October 2007
Grand Prairie, Texas	Service/Distribution	Leased	51,000	June 2010
Toronto, Ontario	Manufacturing/Distribution	Leased	45,661	January 2010
Kent, Washington	Manufacturing/Distribution	Leased	40,640	June 2007
Oregon, Illinois	Service/Distribution	Owned	39,000
Brandywine, Maryland	Service/Distribution	Leased	36,800	October 2010

Environmental Matters

        Our businesses are subject to regulation under various and changing federal, state and local laws and regulations relating to the environment and to employee safety and health. These environmental laws and regulations govern the use, generation, storage, transportation, disposal and emission of various substances. Permits are required for operation of our businesses (particularly air emission permits), and these permits are subject to renewal, modification and, in certain circumstances, revocation. We believe we are in material compliance with these laws and permitting requirements, many of which provide for substantial fines and criminal sanctions for violations. Our businesses also are subject to regulation under various and changing federal, state and local laws and regulations which allow regulatory authorities to compel (or seek reimbursement for) cleanup of environmental contamination at sites now or formerly owned or operated by our businesses and at facilities where our waste is or has been disposed.

        We expect to incur ongoing capital and operating costs to maintain compliance with currently applicable environmental laws and regulations as well as any new or revised laws and regulations; however, based on information currently known to us, we do not expect those costs, in the aggregate, to be material.

Legal Proceedings

        During the ordinary course of our business, we are from time to time threatened with, or may become a party to, legal actions and other proceedings. While we are currently involved in various legal proceedings, we believe the results of these proceedings will not have a material effect on our business, financial condition or results of operations. We believe our potential exposure to these legal actions is adequately covered by product and general liability insurance, and, in some instances, by indemnification arrangements.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages as of October 31, 2006, are as follows:

Name	Age	Position
Stephen Berger	67	Chairman of the Board of Directors
Eric R. Zimmerman	56	President, Chief Executive Officer and Director
Peter J. Astrauskas	56	Vice President—Engineering
Raymond E. Bartholomae	60	Executive Vice President and President, Symons
Mark K. Kaler	49	Vice President—Product Management
Edward J. Puisis	45	Executive Vice President and Chief Financial Officer
Thomas W. Roehrig	41	Vice President of Corporate Accounting and Secretary
William F. Hopkins	43	Director
Douglas W. Rotatori	46	Director

        Stephen Berger has served as Chairman of our Board of Directors since August 2005 and has been a director of our company since 2000. Mr. Berger has been chairman of Odyssey Investment Partners, LLC since 1997. Mr. Berger is a director and a member of the Executive Committee of the Board of Directors of Dresser, Inc.

        Eric R. Zimmerman has been President, Chief Executive Officer and a director of our company since August 2005. Mr. Zimmerman served as President of the Gilbarco International and Service Station Equipment units of Gilbarco Inc. from 1998 to 2003. From 1973 to 1998, Mr. Zimmerman held various positions in the Construction Equipment Group of Ingersoll-Rand Company, including Vice President and General Manager of the Road Machinery Division from 1985-1994 and Vice President and General Manager of the Rock Drill Division from 1995-1998.

        Peter J. Astrauskas has been Vice President, Engineering since September 2003. From 2001 to 2003, he was Vice President, Engineering for Alcoa Automotive. From 1994 to 2001, he was the Director, Global Manufacturing Engineering for TRW Safety Systems.

        Raymond E. Bartholomae has been Executive Vice President and President, Symons since November 2005. He served as Vice President, Sales and Marketing from August 2003 to November 2005. He has been employed by Symons since January 1970 and was Vice President and General Manager, Symons, from February 1998 to August 2003.

        Mark K. Kaler has been Vice President, Product Management since November 2005. He served as Vice President, Strategic Planning from August 2003 to November 2005 and served as Vice President and General Manager, Construction Products Group from October 2002 to August 2003. From April 1996 to October 2002, Mr. Kaler was Vice President and General Manager, American Highway Technology.

        Edward J. Puisis has been Executive Vice President and Chief Financial Officer since November 2005. He served as Vice President and Chief Financial Officer from August 2003 to November 2005. From March 1998 to August 2003, Mr. Puisis was General Manager of Finance and Administration and Chief Financial Officer of Gallatin Steel Company, a partnership owned by Dofasco and Gerdau Ameristeel.

        Thomas W. Roehrig has been Vice President of Corporate Accounting and Secretary since November 2005. He served as Vice President of Corporate Accounting from February 2003 to November 2005 and was Treasurer from August 2003 to December 2003. From April 1998 to February 2003, Mr. Roehrig served as Corporate Controller.

        William F. Hopkins has been a director of our company since 2000. Mr. Hopkins has been a member and Managing Principal of Odyssey Investment Partners, LLC since 1997.

        Douglas W. Rotatori has been a director of our company since 2000. Mr. Rotatori has been a Managing Principal of Odyssey Investment Partners, LLC since October 2004 and a Principal since 1998.

Committees of the Board of Directors

        Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating/corporate governance committee, each operating under charters that have been adopted by our board of directors. Following the consummation of this offering, we will be a "controlled" company pursuant to Nasdaq Rule 4350(c). As a result, we are not required to have a majority of independent directors on our board of directors or to have compensation and nominating/corporate governance committees comprised of independent directors. We are required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

Audit Committee

        The audit committee currently consists of Messrs. Berger, Hopkins and Rotatori. Upon consummation of this offering, we will have an audit committee that consists of Messrs. Hopkins, and Rotatori and a director who will chair the committee and who will meet the independence requirements of Rule 10A-3 of the Exchange Act by our board of directors. The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, overseeing the independent auditor relationship and reviewing significant accounting policies and controls. We intend to appoint additional independent directors to our audit committee to replace Messrs. Hopkins and Rotatori as soon as possible following the consummation of this offering, but at least one of them will be replaced within 90-days of the effectiveness of the registration statement of which this prospectus is a part and the other no later than one year after the consummation of this offering. At least one of these individuals will satisfy the standard of possessing accounting or related financial management expertise and qualify as an independent audit committee financial expert under the Exchange Act.

        The charter of our audit committee will be available on our website.

Compensation Committee

        The compensation committee currently consists of Messrs. Berger, Hopkins and Rotatori. The duties and responsibilities of the compensation committee include reviewing and approving the compensation of officers and directors. The compensation of all officers is approved by our board of directors based on recommendations by Mr. Zimmerman and the compensation committee.

        The charter of our compensation committee will be available on our website.

Nominating/Corporate Governance Committee

        We do not currently have a nominating/corporate governance committee. Following the completion of this offering, we intend to form a nominating/corporate governance committee. We expect the duties of the nominating/corporate governance committee to include identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to shareholder concerns regarding corporate governance; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. We expect other specific duties of the nominating/corporate governance committee to include: annually assessing the size and composition of our board of directors; developing membership qualifications for our board committees; monitoring compliance with board and board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and our board in recruiting new members to our board of directors; reviewing governance-related shareholder proposals and recommending board responses; and overseeing the evaluation of our board of directors and management.

        An affiliate of Odyssey controls (and, after the completion of this offering, will control) a majority of our common stock and, therefore, has the power to control our affairs and policies. Odyssey also controls the election of our directors and the appointment of our management. A majority of the members of our board of directors are representatives of Odyssey.

Board Structure and Compensation

        Our board of directors is currently comprised of four directors. Prior to the consummation of this offering, we intend to nominate and elect an additional director, who qualifies as a financial expert under the Exchange Act and satisfies the independence standards set forth under Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Global Market. We intend to nominate and elect two additional directors promptly thereafter. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Messrs. Berger and Hopkins will serve in the class of directors whose terms will expire at our 2007 annual meeting; Messrs. Rotatori and Zimmerman will serve in the class of directors whose terms will expire at our 2008 annual meeting; and the additional director elected prior to the consummation of this offering and those two additional directors to be elected promptly after the consummation of this offering will serve in the class of directors whose terms will expire at our 2009 annual meeting. Because only one-third of our directors are elected at each annual meeting, two annual meetings of shareholders could be required for the shareholders to change a majority of the board.

        The members of our board of directors are reimbursed for their out-of-pocket expenses. Those directors who are not our employees also receive compensation for their service on our board of directors. Upon consummation of this offering, each of our non-employee directors will receive an annual retainer fee of $25,000. These non-employee directors will also receive a fee of $1,500 for each board meeting attended ($750 if telephonic). The chair of the audit committee will receive an additional $15,000.

Executive Compensation

        The following table sets forth information concerning compensation for services in all capacities for the year ended December 31, 2005 paid to each person who served as our chief executive officer during 2005 and our four other most highly compensated executive officers serving as executive officers as of December 31, 2005:

		Annual Compensation						Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Shares Underling Options (#) (1)	All Other Compensation (2)
Eric R. Zimmerman President and Chief Executive Officer (3)	2005	$141,346		$115,000		$40,701	(4)	0	$0
John A. Ciccarelli Interim President and Chief Executive Officer (3)	2005	$232,051	(5)	$0		$0		0	$0
Stephen R. Morrey President and Chief Executive Officer (3)	2005 2004 2003	$73,558 375,000 375,000		$0 0 135,000		$16,086 3,413 195,709	(6) (7)	0 0 0	$426,250 4,100 4,000
Raymond E. Bartholomae Executive Vice Pres. and Pres. of Symons	2005 2004 2003	$260,000 260,000 243,942		$75,000 165,000 140,000		$0 0 0		0 21,673 26,008	$4,200 4,100 4,000
Edward J. Puisis Executive Vice Pres. and Chief Financial Officer	2005 2004 2003	$250,000 250,000 96,154		$75,000 200,000 325,000	(9)	$0 114,366 0	(8)	0 0 119,202	$2,100 1,923 0
Mark K. Kaler Vice President, Product Management	2005 2004 2003	$227,000 227,000 227,000		$25,000 100,000 70,000		$0 0 0		0 0 26,008	$4,200 4,100 4,000
Dennis Haggerty Vice President, Supply Chain Management (10)	2005 2004 2003	$225,000 225,000 225,000		$0 110,000 100,000		$47,757 44,227 43,122	(11) (11) (11)	0 0 0	$3,675 3,587 3,500

(1)
Options to purchase common shares granted during 2003 under our stock option plans were granted at an exercise price of $12.69 per share, except for Mr. Puisis' options which were granted at an exercise price of $11.07 per share. Options granted during 2004 were granted at an exercise price of $11.07 per share. The options become exercisable based on a combination of service and performance factors. The number of shares underlying options and related exercise prices give effect to the 2.1673-for-1 split of our shares that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

(2)
Consists of matching contributions by our company to its 401(k) plan in 2005 in the following amounts for the named executive officers: Mr. Morrey, $1,731; Mr. Bartholomae, $4,200; Mr. Puisis, $2,100; Mr. Kaler, $4,200; and Mr. Haggerty, $3,675. Also includes for Mr. Morrey in 2005 $424,519 paid in connection with the termination of his employment.

(3)
Mr. Morrey served as President and Chief Executive Officer through March 7, 2005. Mr. Ciccarelli served as Interim President and Chief Executive Officer from March 8, 2005 through July 31, 2005. Mr. Zimmerman became President and Chief Executive Officer effective August 1, 2005.

(4)
The amounts included in this column representing more than 25% of the total perquisites and personal benefits received by Mr. Zimmerman were personal living and travel expenses paid by us of $30,101.

(5)
Includes $79,167 earned by Mr. Ciccarelli in 2005 for acting as Chairman of the Board.

(6)
The amounts included in this column representing more than 25% of the total perquisites and personal benefits received by Mr. Morrey in 2005 were a car allowance in the amount of $13,800.

(7)
The amounts included in this column representing more than 25% of the total perquisites and personal benefits received by Mr. Morrey in 2003 were relocation expenses paid by us of $176,119.

(8)
The amounts included in this column representing more than 25% of the total perquisites and personal benefits received by Mr. Puisis in 2004 were relocation expenses paid by us of $52,584.

(9)
The bonus amount for Mr. Puisis in 2003 consists of a signing bonus of $175,000 he received upon his employment with our company and a $150,000 bonus under our annual bonus plan.

(10)
Mr. Haggerty's employment with our company terminated on February 9, 2006.

(11)
The amounts included in this column representing more than 25% of the total perquisites and personal benefits received by Mr. Haggerty were temporary living and mileage expenses paid by us of $18,150 in 2003, $29,322 in 2004 and $31,957 in 2005 and a car allowance of $13,800 in 2003, 2004 and 2005.

        No stock options or stock appreciation rights were granted to any named executive officer in 2005 and 37,054 stock options were granted to Mr. Ciccarelli during the nine months ended September 29, 2006.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The number and value of options exercised and the number and value of all unexercised options held by each of the executive officers named in the Summary Compensation Table at December 31, 2005 are shown in the following table.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exerciseable/ Unexercisable	Value of Unexercised In-The-Money Options At Fiscal Year-End ($) Exercisable/ Unexercisable
Eric R. Zimmerman	—	—	—/—	$	—/—
John A. Ciccarelli	—	—	—/—	$	—/—
Stephen R. Morrey	—	—	—/—	$	—/—
Raymond E. Bartholomae	—	—	29,371/126,442	$	—/—
Edward J. Puisis	—	—	29,800/89,401	$	—/—
Mark K. Kaler	6,502	$55,050	19,677/102,767	$	—/—
Dennis Haggerty	—	—	7,586/68,270	$	—/—

Stock Option Plan

        Upon consummation of our recapitalization in 2000, we adopted our 2000 Stock Option Plan ("Stock Option Plan"). The Stock Option Plan permits the grant of stock options to purchase 1,667,204 common shares after giving effect to the 2.1673-for-1 split of our shares that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Options to purchase 80,307, 172,084 and 201,253 common shares were granted during the nine months ended September 29, 2006, the year ended December 31, 2004 and the year ended December 31, 2003, respectively. No options were granted in 2005. Options that are cancelled may be reissued. As of September 29, 2006, options to purchase 704,812 common shares were available to be granted after giving effect to the 2.1673-for-1 split of our shares that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

        Under our Stock Option Plan, all of our employees, including directors and officers and any independent contractor or advisor who performs services for us or one of our subsidiaries, are eligible to receive grants of nonqualified options, and only employees are eligible to receive grants of incentive stock options, or "ISOs," intended to qualify under

Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price in respect of nonqualified options and ISOs must be at least 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of our voting power, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of our voting power cannot exceed five years.

        Our Stock Option Plan is administered by the compensation committee of our board of directors, which selects the persons to whom options will be granted, determines the number of shares to be subject to each grant and prescribes the other terms and conditions of each grant, including the vesting schedule and type of consideration to be paid to us upon exercise.

        Generally, between 10% and 25% of the options that have been previously granted under our Stock Option Plan have a fixed vesting period of less than three years. The remaining options are eligible to become exercisable in installments over one to five years from the date of grant based on our performance but, in any case, become exercisable no later than nine years after the grant date.

        If a change of control of our company (as defined in our Stock Option Plan) occurs, the options that have been granted to date and that remain outstanding under our Stock Option Plan will generally accelerate and become fully vested and exercisable if Odyssey achieves a certain return on investment as a result of such change in control.

        The terms of our outstanding stock option agreements generally provide that stock options that are not exercisable as of the date of termination of employment shall expire and options which are exercisable as of such date will remain exercisable for a 90-day period, or one year in the event of the option holder's death or total disability.

Restricted Stock Grants

        On June 30, 2006, we granted 502,985, 251,491 and 251,491 restricted shares of our common stock to Messrs. Zimmerman, Bartholomae and Puisis, respectively. The restricted shares are not subject to the Stock Option Plan but were granted under restricted stock agreements entered into with each of Messrs. Zimmerman, Bartholomae and Puisis.

        Under each of the restricted stock agreements, following the occurrence of an initial public offering of our equity securities (such as this offering), the grant will vest, and the restrictions on the shares of common stock will lapse, with respect to four equal installments of 25% of the shares of common stock subject thereto on December 31 of the year in which such initial public offering occurs and each of the next three years, subject to the satisfaction of certain additional vesting conditions.

        If a change in control of our company (as defined in the form of restricted stock agreement) occurs, the restricted shares may be subject to accelerated vesting, if Odyssey achieves a certain return on investment as a result of such change in control.

Employment Agreements

Zimmerman Employment Agreement

        Effective August 1, 2005, we entered into an employment agreement with Mr. Zimmerman to serve as our Chief Executive Officer. The term of his employment agreement is through December 31, 2008. The employment agreement provides that the term will be extended automatically for additional one-year periods thereafter unless either party notifies the other not later than 90 days prior to the end of the term.

        Under his employment agreement, Mr. Zimmerman's annual base salary is $350,000, subject to increase by the Compensation Committee of our Board of Directors. Mr. Zimmerman is entitled to participate in our executive annual bonus plan, with a target-level bonus equal to 75% of his annual base salary, and he is entitled to participate in our various other employee benefit plans and arrangements which are applicable to senior officers.

        Mr. Zimmerman also receives an annual car allowance, reimbursement for tax and financial planning assistance and payment of the annual membership fee in a country, alumni or social club of his choice (as well as the initiation fee in that club), in each case up to a specified maximum amount. Mr. Zimmerman's employment agreement also provides for reimbursement for certain expenses he incurred in connection with his move to the Dayton, Ohio area.

        If Mr. Zimmerman's employment is terminated by us without "cause" (as defined in his employment agreement) or by our non-renewal of the term, he will be entitled to receive: (i) a pro rata portion of his annual bonus for the year of termination, (ii) continued payment of his annual base salary for a period of 18 months (or 12 months, if such termination occurs following a change in control), and (iii) continued coverage under our medical and dental programs for 18 months.

        Mr. Zimmerman is prohibited from competing with us during, and for one year following, the term of his employment agreement.

Puisis Employment Agreement

        Effective August 11, 2003, we entered into an employment agreement with Mr. Puisis to serve as our Chief Financial Officer. The current term of his employment under his employment agreement is through August 11, 2007. The employment agreement provides that the term will be extended automatically for additional one-year periods thereafter unless either party notifies the other not later than 120 days prior to the end of the term.

        Under his employment agreement, Mr. Puisis' annual base salary is $250,000, subject to increase by the Compensation Committee of our Board of Directors. Mr. Puisis is entitled to participate in our executive annual bonus plan and in our various other employee benefit plans and arrangements which are applicable to senior officers.

        Mr. Puisis also receives an annual car allowance, and payment of the annual membership fee in a country, alumni or social club of his choice (as well as the initiation fee in that club), in each case up to a specified maximum amount.

        If Mr. Puisis' employment is terminated by us without "cause" (as defined in his employment agreement) or due to his death or disability, he will be entitled to receive: (i) a pro rata portion of his annual bonus for the year of termination, (ii) continued payment of his annual base salary for a period of 12 months, and (iii) continued coverage under our medical and dental programs for 12 months.

        Mr. Puisis is prohibited from competing with us during, and for one year following, the term of his employment agreement (or, in the event that Mr. Puisis remains employed by us following the end of the term of his employment agreement, for one year following the date on which we terminate his employment other than for cause, but only if we provide the benefits under (i) through (iii) above during such one-year period).

Bartholomae Letter Agreement

        We are party to a letter agreement with Mr. Bartholomae, dated as of August 13, 2003, as amended December 15, 2005, which provides for his at-will employment with us for no specified term. The letter agreement provides that we may terminate Mr. Batholomae's employment at any time for any legal reason, at our discretion, and that he may resign from his employment at any time for any reason, upon 30 days advance written notice.

        Under the letter agreement, if Mr. Bartholomae's employment is terminated by us without "cause" or by him for "good reason" (each as defined in his employment agreement), he will be entitled to receive: (i) a pro rata portion of his annual bonus for the year of termination, (ii) continued payment of his annual base salary, average annual bonus payment for the three years prior to termination, and car allowance for a period of 36 months (or 24 months, if such termination occurs following a change in control), and (iii) continued coverage under our medical and dental programs, subject to his contributions at the active employee rate, until Mr. Bartholomae reaches age 65.

        Mr. Bartholomae is prohibited from competing with us while employed and for 36 months following the termination of his employment with us (or 24 months, if such termination occurs following a change in control).

Morrey Employment and Letter Agreements

        We are party to an employment agreement with Mr. Morrey, entered into in 2002, which was modified, effective March 7, 2005, by a letter agreement regarding Mr. Morrey's termination of employment as our President and Chief Executive Officer, and the termination of his services as a director.

        Under the employment agreement, as modified by the letter agreement, we paid Mr. Morrey, in connection with the termination of his employment, $100,000 in lieu of certain salary, bonus and other amounts that otherwise might have been payable to him under his employment agreement. Mr. Morrey was required to apply the after-tax proceeds of this payment to the partial repayment of certain loans we made when we hired him in July 2002.

        In addition, under the agreements, Mr. Morrey will continue to receive his annual base salary of $375,000 and coverage under our medical and dental programs until March 7, 2007. He is also prohibited from competing with us through March 7, 2007.

Limitation of Liability and Indemnification

        From time to time there may be legal proceedings involving any of our directors, officers, employees or agents in which indemnification by us is sought. Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Except to the extent such exemption from liability is not permitted under the Delaware General Corporation Law, our certificate of incorporation provides that no director will have personal liability to us or to our shareholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our shareholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act occurring prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our by-laws provide that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        In addition to the indemnification provided for in our by-laws, we have entered into separate indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, and require us to obtain directors' and officers' insurance if available on reasonable terms. We believe these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of a defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  •
  employment agreements and other compensation arrangements, which are described where required under "Management;" and

  •
  the transactions described below.

Employment

        In connection with the 2000 recapitalization, we entered into employment and other "rollover" agreements with Raymond E. Bartholomae, Mark K. Kaler and Thomas W. Roehrig, each of whom is an executive officer, and John A. Ciccarelli, who served as interim chief executive officer in 2005. Generally, the "rollover" agreements required each executive officer to retain common shares and, in most cases, stock options, with a specified aggregate value following the recapitalization. In some cases, the executive officer has agreed to exercise stock options in order to obtain some of the common shares which he has agreed to retain following the recapitalization. These agreements provided that if the executive officer exercised stock options in order to obtain some of the common shares he is required to retain and he so requested, we made a non-interest bearing, recourse loan to him in an amount equal to the exercise price of the options plus the estimated federal and state income tax liability he incurred in connection with the exercise. If the executive officer purchased some of the common shares he is required to retain and he so requested, we made a 6.39% interest deferred recourse loan to him. These loans are secured by a pledge of the shares issued.

        As of September 29, 2006, the amounts outstanding under such loans were $60,045 for Mr. Ciccarelli, $489,345 for Mr. Bartholomae, $282,737 for Mr. Kaler and $54,639 for Mr. Roehrig.

        On September 29, 2006, we forgave a portion of the loans to Messrs. Ciccarelli, Bartholomae and Kaler consisting of the interest accrued through such date. The amount of the loan forgiveness was $21,480 for Mr. Ciccarelli, $141,227 for Mr. Bartholomae, and $12,575 for Mr. Kaler. All other terms of the loans remain unchanged, and each of Messrs. Ciccarelli, Bartholomae and Kaler must repay the principal amount of his loan and any interest that accrues after September 29, 2006, in accordance with the terms thereof.

Management Stockholders' Agreement

        We, along with Odyssey, and certain current and former employees who are shareholders, are parties to a Management Stockholders' Agreement, or the Management Stockholders' Agreement, the substantive provisions of which will effectively terminate upon the closing of this offering. The Management Stockholders' Agreement governs our common shares, options to purchase the common shares and shares acquired upon exercise of options. The Management Stockholders' Agreement generally prohibits the transfer of common shares by a management shareholder, except for certain transfers for estate-planning purposes or in connection with his or her death, relating to pledges securing his or her indebtedness to us, or pursuant to the put, call, tag-along and drag-along rights described below. Upon a termination of a management shareholder's employment due to death, disability, retirement, or termination without cause, the management shareholder has a put right pursuant to which we may be obligated to repurchase his or her common shares that have been held for at least six months. Additionally, upon termination of a management shareholder's employment for any reason, we have a call right pursuant to which we may repurchase his or her common shares at their fair market value, as defined (or, in the case of a termination of employment for cause, or due to the management shareholder's resignation, at the lesser of their fair market value or their initial purchase price). If the provisions of any law, the terms of credit and financing arrangements, or financial circumstances would prohibit us from making a repurchase of shares pursuant to the Management Stockholders' Agreement, we cannot make the purchase until all such prohibitions lapse, and we will then also pay the management shareholder a specified rate of interest on the repurchase price. Under the Management Stockholders' Agreement, the common shares are also subject to tag-along and drag-along rights, pursuant to which the management shareholders have certain rights and obligations, respectively, to participate in a sale by Odyssey or its permitted assignees of our common shares to one or more independent third parties.

Registration Rights Agreement

        Pursuant to the terms of a registration rights agreement with Odyssey, we have granted certain affiliates of Odyssey registration rights with respect to their shares of our common stock under the Securities Act. Under the registration rights agreement, if we propose to register any of our common stock under the Securities Act, these holders are entitled to notice of our registration and are entitled to include their shares in our registration. Affiliates of Odyssey are also entitled to demand up to a maximum of three registrations prior to such time as we are eligible to register securities on Form S-3 under the Securities Act at our expense. They may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration and, with respect to a demand registration, that the holders propose to sell shares in an offering resulting in proceeds to them of at least $10.0 million.

Voting Agreement

        Prior to the consummation of this offering, Odyssey and Messrs. Zimmerman, Puisis and Bartholomae will enter into a voting agreement. Under the terms of the voting agreement, Messrs. Zimmerman, Puisis and Bartholomae will appoint Odyssey or its designated affiliate as their attorney-in-fact to vote or act by written consent with respect to their shares of our common stock in connection with any and all matters for a specified period of time. The voting agreement will be subject to earlier termination in certain circumstances.

Odyssey Reimbursement

        For the years ended December 31, 2003, 2004, 2005 and for the nine months ended September 29, 2006 our company reimbursed Odyssey for travel, lodging, and meals of approximately $315,000, $86,000, $233,000 and $45,000, respectively.

Indemnification

        We intend to enter into an indemnification agreement with each of our directors and officers. See "Management—Limitation of Liability and Indemnification" for a description of the indemnification available to our directors and officers under these agreements.

PRINCIPAL SHAREHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of September 29, 2006, after giving effect to the 2.1673-for-1 stock split to be effected in connection with this offering, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group

both before this offering and after giving effect to this offering.

        Each shareholder's percentage ownership in the following table is based on 10,923,283 shares of common stock outstanding as of September 29, 2006. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

        Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each director or named executive officer is c/o Dayton Superior Corporation, 7777 Washington Village Drive, Suite 130, Dayton, Ohio 45459.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owners
	Shares	Percentage	Shares	Percentage
5% and greater Shareholders
Odyssey (1)(2)	9,120,685	83.5	10,236,186	54.5
Stephen Berger (1)(4)	9,120,685	83.5	10,236,186	54.5
William F. Hopkins (1)(4)	9,120,685	83.5	10,236,186	54.5
Douglas Rotatori (1)(4)	9,120,685	83.5	10,236,186	54.5
Directors and Named Executive Officers
Raymond E. Bartholomae (1)(3)	326,543	3.0	10,236,186	54.5
Stephen Berger (1)(4)	9,120,685	83.5	10,236,186	54.5
John A. Ciccarelli (5)	165,397	1.5	165,397	*
William F. Hopkins (1)(4)	9,120,685	83.5	10,236,186	54.5
Mark K. Kaler (6)	105,517	*	105,517	*
Edward J. Puisis (1)(7)	285,973	2.6	10,236,186	54.5
Douglas Rotatori (1)(4)	9,120,685	83.5	10,236,186	54.5
Eric R. Zimmerman (1)(8)	502,985	4.6	10,236,186	54.5
Directors and executive officers as a group (10 persons) (9)	10,522,889	94.9	10,522,889	55.6

*
Signifies less than 1%

(1)
Consists of 9,120,685 shares owned by Odyssey Investment Partners Fund, LP (the "Fund"), certain of its affiliates and certain co-investors (together with the Fund, "Odyssey") and 502,985, 285,973, and 326,543 shares owned by Messrs. Zimmerman, Puisis and Bartholomae, respectively. Pursuant to terms of a voting agreement among Odyssey and Messrs. Zimmerman, Puisis and Bartholomae, upon consummation of this offering, Odyssey will be granted voting power over the common shares owned by Messrs. Zimmerman, Puisis and Bartholomae. Each of

  Messrs. Zimmerman, Puisis and Bartholomae disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(2)
Consists of 9,120,685 common shares owned in the aggregate by Odyssey. Odyssey Capital Partners, LLC is the general partner of the Fund. Odyssey Investment Partners, LLC is the manager of the Fund. Odyssey Investment Partners, LLC is managed by a four-person managing board, and all board action related to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are Stephen Berger, Muzzafar Mirza, William Hopkins and Brian Kwait. The principal business address for Odyssey is 280 Park Avenue, West Tower, 38th Floor, New York, New York.

(3)
Includes 29,371 common shares issuable upon exercise of options exercisable within 60 days. Upon consummation of this offering, shares will be subject to the voting agreement described above in footnote 1.

(4)
Consists of 9,120,685 common shares owned in the aggregate by Odyssey. Messrs. Berger and Hopkins are managing members of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC and Mr. Rotatori is a member of Odyssey Investment Partners, LLC. Therefore, each may be deemed to share voting and investment power with respect to the shares deemed to be beneficially owned by Odyssey. Each of Messrs. Berger, Hopkins and Rotatori disclaim beneficial ownership of these shares.

(5)
Includes 80,307 common shares issuable upon exercise of options exercisable within 60 days.

(6)
Includes 19,677 common shares issuable upon exercise of options exercisable within 60 days.

(7)
Includes 29,800 common shares issuable upon exercise of options exercisable within 60 days. Upon consummation of this offering, shares will be subject to the voting agreement described above in footnote 1.

(8)
Upon consummation of this offering shares will be subject to the voting agreement described above in footnote 1.

(9)
As described in note 4, Messrs. Berger, Hopkins and Rotatori may each be deemed to share voting and investment power with respect to the shares beneficially owned by Odyssey, and Messrs. Berger, Hopkins and Rotatori disclaim beneficial ownership of the shares beneficially owned by Odyssey. Excluding the shares deemed to be beneficially owned by Messrs. Berger, Hopkins and Rotatori, all executive officers and directors as a group beneficially own 1,321,897 common shares. This includes 85,535 common shares issuable upon exercise of options exercisable within 60 days.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon completion of this offering, we will have outstanding an aggregate of 18,773,283 shares of our common stock, assuming no exercise of the underwriters' over-allotment option, no exercise of outstanding options and full exercise of the warrants issued in connection with the sale of our 13% Senior Subordinated Notes due 2009. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves shares eligible for sale in the public market as follows:

Number of Shares	Date
1,386,415	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
9,120,685	At various times after 180 days from the date of this prospectus as described below under "Lock-up Agreements."

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also subject to provisions relating to manner of sale, volume limitations, notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our stock option plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

        Our officers and directors and certain of our existing shareholders have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Robert W. Baird & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Robert W. Baird & Co. Incorporated waives, in writing, such an extension.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights Agreement

        Pursuant to the terms of a registration rights agreement with Odyssey, we have granted certain affiliates of Odyssey registration rights with respect to their 9,120,685 beneficially-owned shares of our common stock under the Securities Act. Under the registration rights agreement, at any time after the expiration of the lock-up period following this offering, if we propose to register any of our common stock under the Securities Act, these holders are entitled to notice of the registration and are entitled to include their shares in our registration.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Revolving Credit Facility

        We are a party to an amended credit agreement dated January 30, 2004, as amended, which we refer to as our revolving credit facility in this prospectus, with a group of lenders, under which we may borrow or issue letters of credit (up to a maximum of $30.0 million) up to $130.0 million. Our revolving credit facility expires on July 31, 2008.

        The revolving credit facility currently contains a detailed borrowing base formula which provides borrowing capacity to us based on negotiated percentages of eligible accounts receivable, eligible inventories and rental equipment, less $15.0 million. At September 29, 2006, we had approximately $6.9 million of unused borrowing capacity available under the revolving credit facility, without giving effect to the amendment to our revolving credit facility as described under "Prospectus Summary—Recent Developments," net of outstanding letters of credit. Our borrowings are secured by substantially all of our assets.

Interest and Fees

        Interest is generally payable quarterly at either of the following:

  (a)
  the Index Rate (defined as the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the "base rate on corporate loans posted by at least 75% of the nation's 30 largest banks" or (ii) the Federal Funds Rate plus 50 basis points per annum) plus 0.0%—0.50% (depending on our consolidated financial performance) per annum; or

  (b)
  the reserve-adjusted LIBOR Rate plus 2.00%—2.50% (depending on our consolidated financial performance).

        A fee of 0.375% per annum is imposed by the banks on the unused portion of available borrowings.

Letters of Credit

        Up to $30.0 million in letters of credit may be issued under our revolving credit facility. As of September 29, 2006, in addition to amounts borrowed under our revolving credit facility, there were $8.9 million of letters of credit outstanding.

Covenants

        Our revolving credit facility requires us to comply with various operating covenants that restrict corporate activities, including covenants restricting our and the guarantors' ability to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  pay dividends;

  •
  prepay other indebtedness;

  •
  make investments or acquisitions;

  •
  dispose of assets; and

  •
  make capital expenditures.

Default

        Our revolving credit facility contains events of default customary for similar financings, including, but not limited to, the following:

  •
  nonpayment of principal, interest or fees;

  •
  cross-defaults on other debt;

  •
  violations of covenants;

  •
  inaccuracies of representations and warranties (including inaccuracies in the Borrowing Base Certificate);

  •
  events of bankruptcy and insolvency; and

  •
  unsatisfied judgments.

        In addition to the events of default listed above, we are also subject to an event of default in the event of a change of control. Upon the consummation of this offering, our revolving credit facility will define a change of control as (A) any event that results in a party other than Odyssey owning at least 35% of the outstanding shares of our voting stock, unless Odyssey owns more than 35% of the outstanding shares of our voting stock or has the right to elect a majority of our board of directors or (B) the occurrence of a change of control as defined in the indentures governing our 10 3/4% Senior Second Secured Notes due 2008 and our 13% Senior Subordinated Notes due 2009.

        As of September 29, 2006, approximately $79.2 million (excluding letters of credit) was outstanding under our revolving credit facility, which bore interest at a weighted average of 8.3% per annum.

10 3/4% Senior Second Secured Notes due 2008

        We have $165.0 million in aggregate principal amount of our 10 3/4% Senior Second Secured Notes due September 15, 2008, or senior notes, outstanding. The notes were issued at a discount, which is being accreted to face value using the effective interest method and is reflected as interest expense. Interest on the notes is payable semi-annually and in arrears on March 15 and September 15 of each year. The notes are guaranteed by all of the domestic subsidiaries of Dayton Superior Corporation and are secured by a second priority lien on (i) substantially all of our existing and future domestic property and assets, except as described below, that secure our obligations under our senior credit facility, whether owned by us or any future domestic subsidiary; and (ii) all of the capital stock or other securities of any existing or future domestic subsidiary and a portion of the capital stock or other securities of any existing or future foreign subsidiaries owned directly by us or any future domestic subsidiary but, in each case, only to the extent that the aggregate principal amount, par value, book value as carried by us or the market value (whichever is greatest), of any such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of notes outstanding.

        The notes are our senior secured obligations and rank equally in right of payment with all of our existing and future senior indebtedness and senior in right of payment with all of our existing and future subordinated indebtedness. The guarantees on the notes are senior secured obligations of the guarantors and rank equally in right of payment with all existing and future senior indebtedness of the guarantors and senior in right of payment with all existing and future subordinated indebtedness of the guarantors. The notes and the guarantees, however, are junior to (1) our obligations under our senior credit facility and any other obligations secured by a first priority lien on the collateral securing the notes to the extent of the value of such collateral and (2) our obligations under our senior credit facility and any other obligations that are secured by a lien on assets that are not part of the collateral securing the notes, to the extent of the value of such assets.

        On or after June 15, 2006, we may redeem all or some of the notes at a purchase price equal to 105.625% of the principal amount, declining ratably to par on or after June 15, 2008, plus accrued and unpaid interest. The indenture governing the notes also provides that upon a change of control, we must offer to repurchase the fixed rate notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

        The indenture governing the notes contains certain covenants that limit, among other things, our ability and the ability of our subsidiaries to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  pay dividends and make distributions in respect of our capital stock;

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends or make distributions;

  •
  redeem or repurchase our capital stock;

  •
  make investments or other restricted payments;

  •
  issue or sell stock of restricted subsidiaries;

  •
  enter into transactions with affiliates; and

  •
  consolidate, merge or sell all or substantially all of our assets.

13% Senior Subordinated Notes due 2009

        We have $154.7 million in aggregate principal amount of our 13% Senior Subordinated Notes due June 15, 2009, or senior subordinated notes, outstanding, which were issued together with warrants that allow the holder to purchase 254,172 of our common stock. The notes were issued at a discount, which is being accreted to face value using the effective interest method and is reflected as interest expense. Interest on the notes is payable semi-annually and in arrears on June 15 and December 15 of each year. The notes are guaranteed by all of the domestic subsidiaries of Dayton Superior Corporation.

        The notes are our senior subordinated obligations and rank equally in right of payment with all of our existing and future senior subordinated indebtedness and junior in right of payment with all of our existing and future senior indebtedness that is not subordinated. The guarantees on the notes are senior subordinated obligations of the guarantors and rank equally in right of payment with all existing and future senior subordinated indebtedness of the guarantors and junior in right of payment with all existing and future senior indebtedness of the guarantors that is not subordinated.

        On or after June 15, 2007, we may redeem all or some of the notes at a purchase price equal to 102.167% of the principal amount and on or after June 15, 2008, we may redeem all or some of the notes at par, in each case, plus accrued and unpaid interest. The indenture governing the notes also provides that upon a change of control, we must offer to repurchase the fixed rate notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

        The indenture governing the notes contains certain covenants that limit, among other things, our ability and the ability of our subsidiaries to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  pay dividends and make distributions in respect of our capital stock;

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends or make distributions;

  •
  redeem or repurchase our capital stock;

  •
  make investments or other restricted payments

  •
  issue or sell preferred stock of subsidiaries;

  •
  enter into transactions with affiliates; and

  •
  consolidate, merge or sell all or substantially all of our assets.

DESCRIPTION OF CAPITAL STOCK

        Immediately prior to the effectiveness of the registration statement to which this prospectus relates, we intend to reincorporate under the laws of the State of Delaware. The following is a description of the material terms of our certificate of incorporation and by-laws as each will be in effect as of the consummation of this offering. We refer you to our certificate of incorporation and by-laws, copies of which will be filed as exhibits to the registration statement relating to this offering.

General

        At or prior to the consummation of this offering, we will file a certificate of incorporation, or our certificate, and we will adopt our by-laws. Our certificate will authorize capital stock consisting of:

  •
  100,000,000 shares of common stock, par value $0.01 per share, and

  •
  10,000,000 shares of preferred stock, no par value.

        We are selling all of the 7,850,000 shares of common stock in this offering (9,027,500 shares if the underwriters exercise their over-allotment option in full). The following summary describes the material provisions of our capital stock. We urge you to read our certificate and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

        Certain provisions of our certificate and our by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

        All holders of shares of common stock are entitled to the same rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Certain Provisions

Section 203 of the Delaware General Corporation Law

        We are not subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Classified Board of Directors

        Our certificate of incorporation will divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws will provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our outstanding shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our shareholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Shareholder Action by Written Consent

        Our certificate of incorporation and our by-laws will provide that any action required or permitted to be taken by our shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors. These provisions may make it difficult for shareholders to take action that has not been approved by our board of directors.

Special Meetings of Shareholders

        Our by-laws also will provide that, except as otherwise required by law, special meetings of the shareholders may only be called by our board of directors. These provisions may make it difficult for shareholders to take action that has not been approved by our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

        In addition, our by-laws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of candidates for election to our board of directors. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder's intention to bring such business before the meeting. These provisions could have the effect of delaying shareholder actions that are favored by the holders of a majority of our outstanding voting securities until the next shareholder meeting.

Preferred Stock

        Pursuant to the terms of our certificate of incorporation, we will be authorized to issue up to 10,000,000 shares of preferred stock. Our board of directors will be authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

Amendment of Certificate of Incorporation or By-laws

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Upon completion of this offering, our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our shareholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our shareholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation and by-laws described in the prior two paragraphs.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Nasdaq Global Market Listing

        We have applied to list our common stock on The Nasdaq Stock Market's Global Market under the symbol "DSUP."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a "United States person."

        For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

        If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors. This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers or traders in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion.

        This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder is encouraged to consult its tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

        In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        A non-United States holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder or, if an income tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder;

  •
  the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock at any time within the holding period set forth in the USRPHC bullet point above.

        Unless an applicable income tax treaty provides otherwise, any gain described in the effectively connected and USRPHC bullet points above will generally be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons and, in addition, corporate holders under certain circumstances may also be subject to the branch profits tax. Such gain, however, will generally not be subject to United States withholding tax, provided that any applicable certification requirements are met. Any gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

        Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder's United States federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

        Under an underwriting agreement to be dated the date of this prospectus, we have agreed to sell to the underwriters named below the indicated numbers of shares of our common stock.

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated
CIBC World Markets Corp.
Keybanc Capital Markets, a division of McDonald Investments, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	7,850,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,177,500 additional shares of our common stock, solely to cover over-allotments, at the public offering price less the underwriting discounts.

        The underwriters propose to offer the shares of our common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at such price less a selling concession of up to $                per share. The underwriters and selling group members may allow a discount of $                per share on sales to other broker/dealers. After this offering, the underwriters may change the initial public offering price and concession and discount to broker/dealers. As used in this section:

  •
  Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us.

  •
  Selling group members are securities broker/dealers to whom the underwriters may sell shares of our common stock at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us.

  •
  Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

  •
  The syndicate consists of the underwriters and the selling group members.

  •
  The following table summarizes the compensation to be paid to the underwriters:

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts payable by us	$	$	$	$

        The underwriters have informed us they do not expect sales to accounts over which they exercise discretionary authority to exceed 5% of the shares being offered.

        Prior to this offering, there has been no public market for our common stock. Therefore, the initial public offering price for our common stock has been determined through negotiations between us and the underwriters. Principal factors that were considered in these negotiations include:

  •
  information in this prospectus and otherwise available to the underwriters;

  •
  our industry's history and prospects;

  •
  ability of our management team;

  •
  prospects for our future revenues and earnings;

  •
  present state of our business operations and financial condition;

  •
  general condition of the securities markets at the time of this offering; and

  •
  recent market prices of, and demand for, publicly traded common stock of comparable companies.

        Subject to certain exceptions, we, our directors, key officers and controlling shareholder have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Robert W. Baird & Co. Incorporated for a period of 180 days after the date of this prospectus. The 180-day period may be extended under certain circumstances when we announce earnings or material news or a material event during the last 17 days of the 180-day period, or if prior to the expiration of the 180-day period we announce that we will release earnings or become aware that material news or a material event will occur within the 16-day period after the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. A pricing committee of our board of directors will establish the initial public offering price following such negotiations.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in that respect.

        We have applied for the shares of our common stock to be listed on the Nasdaq Global Market under the symbol DSUP.

        Some of the underwriters and their affiliates have provided, and may provide in the future, advisory and investment banking services to us, for which they have received and would receive customary compensation.

        The underwriters may engage in over-allotment transactions and syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares that the underwriters may purchase in the over-allotment option. The underwriters may close out any syndicate short position by exercising its over-allotment option and/or repurchasing shares in the open market. In determining the source of shares to close out a syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Stabilizing transactions occur when the representatives make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares so long as the stabilizing bids do not exceed a specified maximum.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These syndicate covering transactions and stabilizing transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

United Kingdom

        Within the United Kingdom, this prospectus is only being distributed to and is only directed at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) high net worth entities, and other persons to whom it may lawfully be communicated falling within Article 49(2)(a) to (e) of the Order or (iii) other persons to whom it may lawfully be communicated pursuant to the Order (all such persons together being referred to as "relevant persons"). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or "FSMA") received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Dayton Superior, and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require Dayton Superior to publish a prospectus pursuant to the Prospectus Directive.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares that may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by Dayton Superior or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive' means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The European Economic Area selling restriction is in addition to any other selling restrictions set out below. In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by Dayton Superior of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.

LEGAL MATTERS

        The validity of the common stock being offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York, and for the underwriters by Alston & Bird LLP, Atlanta, Georgia. Latham & Watkins LLP, and certain of its partners, members of their families, related persons and others currently hold an indirect interest in an aggregate of 9,233 shares of the our common stock through investments in limited liability companies that, in turn, have investments in us. Assuming an initial public offering price of $14.00 per share (the midpoint of the proposed range set forth on the cover page of this prospectus), those shares would have an aggregate market value of $129,262 upon consummation of this offering (without giving effect to any discount associated with transfer restrictions).

EXPERTS

        The financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 15) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933 covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

        You can read and copy the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

DAYTON SUPERIOR CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying financial statements give effect to a 2.1673 for 1 split of the common stock of Dayton Superior Corporation, which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 2.1673 for 1 split of the common stock of Dayton Superior Corporation described in Note 17 to the financial statements and assuming that from April 17, 2006 (December 1, 2006 as to the effects of including Loss Per Common Share as discussed in Note 16 and December     , 2006 as to the effects of the stock split and the amendment to the revolving credit facility as discussed in Note 17) to the date of such completion no other material events have occurred that would affect the accompanying financial statements or disclosure therein.

/s/ DELOITTE & TOUCHE LLP
Dayton, Ohio
December 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Dayton Superior Corporation

        We have audited the accompanying consolidated balance sheets of Dayton Superior Corporation (an Ohio Corporation) and subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' deficit, cash flows and comprehensive loss for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dayton Superior Corporation and its subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 15, the accompanying consolidated financial statements for the years ended December 31, 2004 and 2003 have been restated.

Dayton, Ohio
April 17, 2006 (December 1, 2006 as to the effects of including Loss Per Common Share as discussed in Note 16, and December     , 2006 as to the effects of the stock split and the amendment to the revolving credit facility as discussed in Note 17)

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2005	2004 (As Restated— see Note 15)
ASSETS
Current assets:
Cash	$—	$4,504
Accounts receivable, net of reserves for doubtful accounts and sales returns and allowances of $5,435 and $5,375	62,326	68,031
Inventories	57,372	59,389
Prepaid expenses and other current assets	5,134	8,392
Prepaid income taxes	546	365
Deferred income taxes	—	5,465

Total current assets	125,378	146,146

Rental equipment, net of accumulated depreciation of $56,591 and $40,291	68,400	70,287

Property, plant and equipment
Land and improvements	1,595	5,324
Building and improvements	14,394	34,790
Machinery and equipment	80,502	78,271

	96,491	118,385
Less accumulated depreciation	(58,327)	(58,927)

Net property, plant and equipment	38,164	59,458

Goodwill	43,643	107,643
Intangible assets, net of accumulated amortization	5,025	7,185
Other assets	910	4,044

Total assets	$281,520	$394,763

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Current portion of long-term debt	$2,864	$4,115
Current portion of deferred gain on sale-leaseback	3,530	—
Accounts payable	27,267	21,086
Accrued compensation and benefits	12,266	12,700
Accrued interest	6,589	6,746
Accrued freight	4,031	3,722
Other accrued liabilities	5,247	4,154

Total current liabilities	61,794	52,523
Revolving credit facility	48,700	58,800
Other long-term debt, net of current portion	317,690	316,820
Deferred income taxes	11,406	16,915
Deferred gain on sale-leaseback, net of current portion	5,199	—
Other long-term liabilities	8,068	6,142

Total liabilities	452,857	451,200

Commitments and contingencies (Note 10)
Class A common shares subject to put option, 506,318 (2005) and 530,128 (2004) shares, net of related loans to shareholders of $805 and $2,436	—	3,031
Shareholders' deficit
Class A common shares; no par value; 13,003,800 (2005) and 10,836,500 (2004) shares authorized; 10,139,650 and 10,098,241 shares issued and 9,522,165 and 9,488,472 shares not subject to put option	115,248	110,557
Loans to shareholders	(1,643)	(331)
Class A treasury shares, at cost, 111,167 and 79,641 shares	(1,509)	(1,184)
Accumulated other comprehensive loss	(1,357)	(1,137)
Accumulated deficit	(282,076)	(167,373)

Total shareholders' deficit	(171,337)	(59,468)

Total liabilities and shareholders' deficit	$281,520	$394,763

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2005	2004 (As Restated— see Note 15)	2003 (As Restated— see Note 15)
Product sales	$352,888	$348,036	$304,101
Rental revenue	49,485	42,231	35,633
Used rental equipment sales	16,610	28,372	39,723

Net sales	418,983	418,639	379,457

Product cost of sales	277,107	265,228	236,877
Rental cost of sales	38,038	35,719	28,677
Used rental equipment cost of sales	5,254	10,388	12,791

Cost of sales	320,399	311,335	278,345

Product gross profit	75,781	82,808	67,224
Rental gross profit	11,447	6,512	6,956
Used rental equipment gross profit	11,356	17,984	26,932

Gross profit	98,584	107,304	101,112
Selling, general and administrative expenses	93,956	89,735	84,543
Facility closing and severance expenses	1,712	2,036	2,294
Amortization of intangibles and impairment of goodwill	64,570	989	944
Loss (gain) on disposals of property, plant and equipment	4,529	(248)	(636)

Income (loss) from operations	(66,183)	14,792	13,967
Other expenses
Interest expense	48,133	47,207	40,186
Interest income	(163)	(559)	(53)
Loss on early extinguishment of long-term debt	—	842	2,480
Other (income) expense	(89)	(134)	20

Loss before provision (benefit) for income taxes	(114,064)	(32,564)	(28,666)
Provision (benefit) for income taxes	639	16,185	(11,030)

Net loss	$(114,703)	$(48,749)	$(17,636)

Basic net loss per Class A common share	$(11.57)	$(4.91)	$(1.92)
Average number of common shares outstanding	9,916	9,933	9,195
Diluted net loss per Class A common share	$(11.57)	$(4.91)	$(1.92)
Average number of common shares and equivalents outstanding	9,916	9,933	9,195

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Class A Common Shares			Class A Treasury Shares		Accumulated
						Other Comprehensive Loss
	Shares	Amount	Loans to Shareholders	Shares	Amount	Cumulative Foreign Currency Translation	Minimum Pension Liability	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2003 (As Restated—see Note 15)	8,151,631	$95,668	$—	79,641	$(1,184)	$(497)	$(1,219)	$(100,988)	$(8,220)
Net loss								(17,636)	(17,636)
Foreign currency translation adjustment						613			613
Change in minimum pension liability (net of income tax benefit of $657)							(106)		(106)
Issuance of common shares	1,173,955	13,000							13,000
Expiration of put options and reclassification of related loans to shareholders	110,572	1,224	(36)						1,188
Change in redemption value of common shares subject to put		378							378
Additional tax benefit from 2000 recapitalization		367							367

Balances at December 31, 2003 (As Restated—see Note 15)	9,436,158	110,637	(36)	79,641	(1,184)	116	(1,325)	(118,624)	(10,416)
Net loss								(48,749)	(48,749)
Foreign currency translation adjustment						193			193
Change in minimum pension liability (net of income tax benefit of $73)							(121)		(121)
Excess of redemption value of common shares subject to put over exercise price of stock options		(635)							(635)
Expiration of put options and reclassification of related loans to shareholders	52,314	541	(295)						246
Change in redemption value of common shares subject to put		14							14

Balances at December 31, 2004 (As Restated—see Note 15)	9,488,472	110,557	(331)	79,641	(1,184)	309	(1,446)	(167,373)	(59,468)
Net loss								(114,703)	(114,703)
Foreign currency translation adjustment						322			322
Change in minimum pension liability (net of income tax benefit of $332)							(542)		(542)
Excess of redemption value of common shares subject to put over exercise price of stock options		(6)							(6)
Expiration of put options	2,167	22							22
Redemption of common shares	31,526	400		31,526	(325)				75
Change in redemption value of common shares subject to put		4,275	(1,312)						2,963

Balances at December 31, 2005	9,522,165	$115,248	$(1,643)	111,167	$(1,509)	$631	$(1,988)	$(282,076)	$(171,337)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(AMOUNTS IN THOUSANDS)

	2005	2004 (As Restated— see Note 15)	2003 (As Restated— see Note 15)
Cash Flows From Operating Activities:
Net loss	$(114,703)	$(48,749)	$(17,636)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on the early extinguishment of long-term debt	—	842	2,480
Depreciation	32,857	30,749	26,749
Amortization of intangibles and impairment of goodwill	64,570	989	944
Deferred income taxes	288	16,501	(10,753)
Amortization of deferred financing costs and debt discount	5,572	5,087	3,371
Amortization of deferred gain from sale-leaseback	(2,462)	—	—
Net (gain) on sale of rental equipment	(11,356)	(17,984)	(26,932)
Net (gain) loss on sale of property, plant, and equipment	6,362	(248)	(636)
Change in assets and liabilities, net of effects of acquisition:
Accounts receivable	5,705	(3,182)	(3,684)
Inventories	2,017	(9,952)	(1,526)
Prepaid expenses and other assets	5,734	(1,588)	2,013
Prepaid income taxes	(181)	3,549	3,420
Accounts payable	6,181	560	(5,140)
Accrued liabilities and other long-term liabilities	1,877	(5,033)	(5,188)

Net cash provided by (used in) operating activities	2,461	(28,459)	(32,518)

Cash Flows From Investing Activities:
Property, plant and equipment additions	(6,687)	(5,423)	(7,829)
Proceeds from sale of property, plant, and equipment	1,547	837	894
Rental equipment additions	(27,842)	(20,633)	(26,472)
Proceeds from sales of rental equipment	16,610	28,372	39,723
Acquisitions	—	(245)	(13,668)

Net cash provided by (used in) investing activities	(16,372)	2,908	(7,352)

Cash Flows From Financing Activities:
Repayments of long-term debt, including revolving credit facility	(148,490)	(123,190)	(276,442)
Issuance of long-term debt, including revolving credit facility	134,375	153,579	303,942
Proceeds from sale/leaseback transaction	23,180	—	—
Issuance of common shares subject to put option	29	73	59
Issuance of common shares not subject to put option	—	—	13,000
Changes in common shares subject to put option from activity in loans to shareholders	(6)	(38)	149
Financing costs incurred	(3)	(2,557)	(1,860)

Net cash provided by financing activities	9,085	27,867	38,848

Effect of Exchange Rate Changes on Cash	322	193	613

Net increase (decrease) in cash	(4,504)	2,509	(409)
Cash, beginning of year	4,504	1,995	2,404

Cash, end of year	$—	$4,504	$1,995

Supplemental Disclosures:
Cash paid (refunded) for income taxes	$398	$(4,341)	$(3,909)
Cash paid for interest	42,120	41,238	32,868
Purchase of equipment on capital lease	430	481	5,940
Purchase of rental equipment on extended terms	—	—	1,968
Property, plant and equipment and rental equipment additions in accounts payable	1,471	1,126	1,581
Reclassification of common shares due to expiration of put options	22	246	1,188
Reclassification of common shares due to excess of redemption value of common shares subject to put over exercise price of stock options	6	635	—
Repayment of loans to shareholder through surrender of common shares	325	—	—
Reclassification of common shares due to repayment of shareholder loans through redemption of common shares	75	—	—
Reclassification of common shares due to change in redemption value of common shares subject to put option	2,963	14	378
Issuance of long-term debt in conjunction with acquisition	—	—	8,572

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31
(AMOUNTS IN THOUSANDS)

	2005	2004 (As Restated— see Note 15)	2003 (As Restated— see Note 15)
Net loss	$(114,703)	$(48,749)	$(17,636)
Other comprehensive income
Foreign currency translation adjustment	322	193	613
Change in minimum pension liability (net of income tax benefit of $332, $73, and $657)	(542)	(121)	(106)

Comprehensive loss	$(114,923)	$(48,677)	$(17,129)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1)    The Company

        The accompanying consolidated financial statements include the accounts of Dayton Superior Corporation and its wholly-owned subsidiary (collectively referred to as the "Company"). All intercompany transactions have been eliminated.

        The Company believes it is the largest North American manufacturer and distributor of metal accessories and forms used in concrete construction and of metal accessories used in masonry construction. The Company has a distribution network consisting of 17 manufacturing/distribution plants and 23 service/distribution centers in the United States and Canada. The Company employs approximately 700 salaried and 1,000 hourly personnel, of whom approximately 400 of the hourly personnel and 3 of the salaried personnel are represented by labor unions. Employees at the Miamisburg, Ohio; Parsons, Kansas; Des Plaines, Illinois; New Braunfels, Texas; Tremont, Pennsylvania; Santa Fe Springs, California; City of Industry, California, and Aurora, Illinois manufacturing/distribution plants are covered by collective bargaining agreements.

        The Company has experienced recurring net losses and had an accumulated deficit of $282,076 at December 31, 2005. Based on the Company's 2006 operating plan, management believes its existing sources of liquidity will be sufficient to meet its cash needs during 2006. If necessary, the Company's management believes they can manage expenditures and working capital to conserve cash.

(2)    Acquisition

Safway Formwork Systems, L.L.C.

        On July 29, 2003 the Company completed the acquisition of substantially all of the fixed assets and rental fleet assets of Safway Formwork Systems, L.L.C. ("Safway") for $19,965. Safway is a subsidiary of Safway Services, Inc., whose ultimate parent is ThyssenKrupp AG, or TK, a publicly traded company in Germany. The purchase price was comprised of $13,000 in cash and a $12,000 non-interest bearing (other than in the case of default) senior unsecured note with an initial present value of $6,965 payable to the seller. The note is being accreted to the face value at 14.5% using the effective interest method and is reflected as interest expense. The book value of the note at December 31, 2005 was $6,268 and the estimated fair value was $5,863. The first $250 installment payment on the note was paid on September 30, 2003, and an additional $750 installment payment was due on December 31, 2003. Normal purchase price adjustments resulted in a $417 reduction in the December 2003 payment to $333. A subsequent purchase price adjustment of $240 was paid in March 2004 and the scheduled $1,000 payments were made in September 2004 and 2005. Annual payments of $1,000 are due on September 30 of each year from 2006 through 2008, with a final balloon payment of $6,000 due on December 31, 2008.

        For purposes of calculating the net present value of the senior unsecured note, the Company has assumed an interest rate of 14.5%. The $13,000 of cash was funded through the issuance of 541,667 common shares valued at $24.00 per share to the Company's majority shareholder.

        The Company exercised its option to acquire additional rental equipment from Safway. The Company issued a non-interest bearing note with an initial present value of $1,607 and a book value of $1,266 and an estimated fair value of $1,287 as of December 31, 2005. The note is being accreted to the face value of $1,987 at 6.0% using the effective interest method and is reflected as interest expense. Minimum future payments on the note are $398 in 2006, $563 in 2007, and $464 in 2008. Payments may be accelerated if certain revenue targets are met.

        The acquisition has been accounted for as a purchase, and the results of Safway have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated based on the estimated fair value of the assets acquired, as follows:

Rental equipment	$15,837
Property, plant and equipment	798
Goodwill	2,844
Intangible assets	2,970
Accrued liabilities	(1,571)

Purchase price, including acquisition costs of $1,085	$20,878

        Components of the purchase price are as follows:

Cash paid at closing	$13,000
Acquisition costs	1,085
Initial purchase price adjustment	(417)

2003 Cash portion of acquisition	13,668
Present value of seller note	6,965
2004 purchase price adjustment	240
Acquisition costs	5

Total purchase price	$20,878

        The following pro forma information sets forth the consolidated results of operations for the fiscal year ended December 31, as though the acquisition had been completed as of the beginning of the period:

Pro Forma Twelve fiscal months ended December 31, 2003
Net Sales	$392,052
Loss before provision (benefit) for income taxes	(31,674)
Net loss	$(19,621)
Basic and diluted net loss per common share	$(2.13)

(3)    Summary of Significant Accounting Policies

Inventories

        The Company values all inventories at the lower of first-in, first-out ("FIFO") cost or market. The Company provides net realizable value reserves which reflect the Company's best estimate of the excess of the cost of potential obsolete and slow moving inventory over the expected net realizable value. Following is a summary of the components of inventories as of December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Raw materials	$13,248	$21,663
Work in progress	2,813	2,588
Finished goods	41,311	35,138

Total Inventory	$57,372	$59,389

Rental Equipment

        Rental equipment is manufactured by the Company for resale and for rent to others on a short-term basis. Rental equipment is recorded at the lower of FIFO cost or market and is depreciated over the estimated useful lives of the equipment, three to fifteen years, on a straight-line method.

Property, Plant and Equipment

        Property, plant and equipment are valued at cost and depreciated using straight-line methods over their estimated useful lives of 10-30 years for buildings and improvements and 3-10 years for machinery and equipment.

        Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements. Improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

        Included in the cost of property, plant and equipment are assets obtained through capital leases, all included in machinery and equipment. As of December 31, 2005, the cost of assets under capital lease is $5,071, with accumulated amortization of $2,397. As of December 31, 2004, the cost of assets under capital lease was $5,422, with accumulated amortization of $1,737. Amortization expense related to machinery and equipment under capital lease was $843, $819 and $648 for the periods ended December 31, 2005, 2004 and 2003 respectively.

Goodwill and Intangible Assets

        As with tangible and other intangible assets, periodic impairment reviews of goodwill are required, at least annually, as well as when events or circumstances change. As with the Company's review of impairment of tangible and intangible assets, the Company's management uses judgment in assessing goodwill for impairment. The Company reviews the recorded value of its goodwill annually on a segment by segment basis in the fourth quarter using data as of the third quarter, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment requires the Company's management to estimate the fair value of its long-lived assets and considerable judgment must be exercised in determining these values. Business acquisitions often result in recording intangible assets, which are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, intangible assets are subject to amortization and periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        When exercising judgment, the Company carefully consider all of the relevant facts and circumstances available to it at the time. The critical factors affecting this analysis include:

  •
  the amount of adjusted EBITDA (which is EBITDA adjusted for goodwill impairment charges; losses on early extinguishment of long-term debt; gain (loss) from disposals of property, plant, and equipment; facility closing and severance expenses; non-cash compensation expense and non-operating items of expense (income)) generated by each of the Company's business segments;

  •
  the Company's operating results;

  •
  the Company's ability to meet operating results compared to budget;

  •
  the level of expected activity in the non-residential construction industry; and

  •
  the Company's future prospects.

        Taking all of these factors into account, the Company determined the fair value of its business segments as of December 31, 2004 and 2005 by deriving enterprise value indications of its business segments using a range of adjusted EBITDA multiples. The Company used this approach on these dates because it determined that a discounted cash flow analysis was not a reliable methodology for testing goodwill impairment of its business segments because it had been unable to reliably project future cash flows over the prior several years. This inability had been due to the cyclical and seasonal nature of the Company's business and the lack of near-term visibility with the respect to non-residential construction activity.

        Because impairment tests are based in part on management's judgment as to the fair value of the Company's business segments relative to their carrying value—which is necessarily subjective—management's discretion impacts any decision to record an impairment charge and therefore affects the Company's reported results of operation.

        Amortization is provided over the term of the loan (3 to 9 years) for deferred financing costs, the term of the agreement (17 months to 5 years) for non-compete agreements and license agreements, over the estimated useful life (1-15 years) for intellectual property and dealer network. Amortization of non-compete agreements, intellectual property, license agreements, and dealer network is reflected as "Amortization of intangibles" in the accompanying consolidated statements of operations. Long-lived assets and goodwill are reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable from future cash flows. Future cash flows are forecasted based on management's estimates of future events and could be materially different from actual cash flows. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. The estimated aggregate amortization expense for each of the next five years is as follows: $522 in 2006 and $99 in 2007 and $72 in each of 2008 through 2010. Amortization of deferred financing costs is reflected as "Interest expense" in the accompanying consolidated statements of operations. The estimated aggregate expense for each of the next five years related to the amortization of deferred financing costs is as follows: $1,641 in 2006, $981 in 2007, $798 in 2008, and $201 in 2009.

        Intangible assets consist of the following at December 31:

	2005			2004
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Deferred financing costs	$7,034	$(3,413)	$3,621	$7,032	$(1,779)	$5,253
Non-compete agreements	1,647	(1,209)	438	1,760	(837)	923
License agreements	80	(42)	38	—	—	—
Intellectual property	1,047	(178)	869	1,700	(764)	936
Pension benefits	59	—	59	73	—	73
Dealer network	33	(33)	—	33	(33)	—

	$9,900	$(4,875)	$5,025	$10,598	$(3,413)	$7,185

        In accordance with SFAS No. 142, the Company conducted its annual assessment of goodwill and other amortizing intangible assets' recoverability. The Company's financial performance has gradually deteriorated over several years due to a general decline in nonresidential construction activity and rising costs, such as steel and fuel. The Company has been unable to consistently sustain positive cash flow and its future ability to do so is uncertain. Accordingly, the Company recorded an estimated impairment charge of $64,000 to reduce the carrying value of goodwill to its estimated implied fair value. The Company is in the process of finalizing its assessment of the fair value. The estimated goodwill impairment has been included in the caption "amortization of intangibles and impairment of goodwill" in the consolidated statement of operations. Any adjustment to the estimated impairment loss will also be recognized as amortization of intangibles and impairment of goodwill in a subsequent reporting period. There was no impairment on the amortizing intangible assets.

        The following is a reconciliation of goodwill:

	Product Sales	Rental Revenues/Sales of Used Rental Equipment	Total
Balance at January 1, 2004	$98,541	$11,044	$109,585
Change in Purchase Price Allocation of Safway Acquisition	—	307	307
Change in Purchase Price Allocation related to income taxes from the acquisition of Aztec Concrete Accessories, Inc. in 2001	(2,249)	—	(2,249)

Balance at December 31, 2004	96,292	11,351	107,643
Estimated impairment	(52,649)	(11,351)	(64,000)

Balance at December 31, 2005	$43,643	$—	$43,643

Fair Value of Financial Instruments

        The carrying amount of cash and accounts receivable approximate fair value because of the relatively short maturity of these financial instruments. Fair values of debt are based on quoted prices for financial instruments with the same remaining maturities.

Income Taxes

        Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize deferred tax assets in the future and it records liabilities for uncertain tax matters based on assessment of the likelihood of sustaining certain tax positions. In estimating whether deferred tax assets are realizable, it estimates levels of future taxable income by considering historical results of operations in recent years and would, if necessary, consider the implementation of prudent and feasible tax planning strategies to generate taxable income.

Environmental Remediation Liabilities

        The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities," ("SOP 96-1"). The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Foreign Currency Translation Adjustment

        The financial statements of the Company's foreign subsidiary and branches are maintained in their functional currency (Canadian dollars) and are then translated into U.S. dollars. The balance sheets are translated at end of year rates while revenues, expenses and cash flows are translated at weighted average rates throughout the year. Translation adjustments, which result from changes in exchange rates from period to period, are accumulated in a separate component of shareholders' deficit. Transactions in foreign currencies are translated into U.S. dollars at the rate in effect on the date of the transaction. Changes in foreign exchange rates from the date of the transaction to the date of the settlement of the asset or liability are recorded as income or expense.

Revenue Recognition

        Revenue is recognized from product sales when the product is shipped from our facilities and risk of loss and title have passed to the customer. Additionally, revenue is recognized at the customer's written request and when the customer has made a fixed commitment to purchase goods on a fixed schedule consistent with the customer's business, where risk of ownership has passed to the buyer, the goods are set-aside in storage and the Company does not retain any specific performance obligations.

        For customer-requested bill and hold transactions in which a performance obligation exists on the part of the Company prior to the delivery date, the Company does not recognize revenue until the total performance obligation has been met and all of the above criteria related to bill and hold transactions have been met. In instances where the customer provides payment for these services prior to the delivery date, the revenue is deferred until all performance obligations have been met. Sales under bill and hold arrangements were $979, $2,863 and $3,276 for the years ended December 31, 2005, 2004, and 2003, respectively. On rental equipment sales, revenue is recognized and recorded on the date of shipment. Rental revenues are recognized ratably over the terms of the rental agreements.

Customer Rebates

        The Company offers rebates to certain customers that are redeemable only if the customer meets certain specified thresholds relating to a cumulative level of sales transactions. The Company records such rebates as a reduction of revenue in the period the underlying revenue that results in progress by the customer in earning the rebate. The rebates accrued as of December 31, 2005 and 2004 were $2,046 and $1,989, respectively.

Accounts Receivable Reserves

        The Company maintains reserves for sales discounts and allowances and for doubtful accounts for estimated losses resulting from customer disputes and/or the inability of our customers to make required payments. If the financial condition of customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. Receivables are charged to the allowance for doubtful accounts when an account is deemed to be uncollectible, taking into consideration the financial condition of the customer and the value of any collateral. Recoveries of receivables previously charged off as uncollectible are credited to the allowance.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Examples of accounts in which estimates are used include the reserve for excess and obsolete inventory, the allowance for doubtful accounts and sales returns and allowances, the accrual for self-insured employee medical claims, the self-insured product and general liability accrual, the self-insured workers' compensation accrual, accruals for litigation losses, the valuation allowance for deferred tax assets, actuarial assumptions used in determining pension benefits, and actuarial assumptions used in determining other post-retirement benefits.

Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material (spoilage). This statement requires those items to be recognized as current-period charges. The Company will be required to comply with the provision of SFAS No. 151 as of the first fiscal year beginning after June 15, 2005 (January 1, 2006 for the Company). The Company completed its review and it is management's opinion that SFAS No. 151 will not impact the consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123R that amends SFAS No. 123, Accounting for Stock-Based Compensation, to require entities to report stock-based employee compensation in their financial statements. The Company has adopted SFAS No. 123R effective January 1, 2006 and estimates that its compensation expense in 2006 will be approximately $100.

        In March 2005, FASB issued Interpretation No. 47—Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company has adopted this Interpretation and it is management's opinion that it has no impact on the Company's 2005 consolidated financial statements.

        In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. This Statement carries forward without changing the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. The Company will be required to comply with the provision of SFAS No. 154 as of the first fiscal year beginning after December 15, 2005 (January 1, 2006 for the Company). The Company will apply SFAS No. 154 to any future accounting changes.

        In June 2005, FASB issued EITF 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. EITF 05-6 requires that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 also requires that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005 (January 1, 2006 for the Company). The Company completed its review and it is management's opinion that EITF 05-6 will not impact the Company's consolidated financial statements.

Common Stock Valuation

        The Company is required to value its common stock for purposes of (i) calculating compensation expense in connection with the award of unvested shares and stock option grants and (ii) calculating the redemption value of the shares of the Company's common stock that are subject to put under the Company's Management Stockholders' Agreement. The value of the Company's common stock is determined by the Company after careful consideration of all available facts and circumstances. The critical factors affecting this analysis include:

  •
  the independent appraisal obtained within 90 days of the end of each fiscal year that is required to be obtained pursuant to the Management Stockholders' Agreement;

  •
  the amount of adjusted EBITDA (which is EBITDA adjusted for goodwill impairment charges; losses on early extinguishment of long-term debt; gain (loss) from disposals of property, plant, and equipment; facility closing and severance expenses; non-cash compensation expense and non-operating items of expense (income)) generated over the most recent four-quarter period by each of the Company's business segments;

  •
  the implied multiple of adjusted EBITDA derived from the independent appraisal required by the Management Stockholders' Agreement;

  •
  the lack of liquidity for the Company's capital stock as a private company;

  •
  the Company's historical operating results;

  •
  the Company's historical operating results compared to budget;

  •
  the amount of the Company's outstanding indebtedness;

  •
  any recent impairment charges;

  •
  the level of activity in the non-residential construction industry;

  •
  the Company's future prospects; and

  •
  the likelihood of a future liquidity event.

        The Company's estimation of the value of its common stock affects the amount of compensation expense reflected in its income statement in that it affects the amount of compensation that is deemed to have been paid in connection with any award of unvested shares of stock or grant of stock options. The valuation of the Company's underlying common stock requires management to exercise discretion and make judgments based on all available circumstances at the time of any particular award or grant. Determining the redemption value of the shares that are subject to put under the Management Stockholders' Agreement also requires management to exercise judgment. The Company is required under the terms of the Management Stockholders' Agreement to obtain an independent appraisal of its common stock within 90 days of each of its fiscal year ends. These appraisals are based upon the results of operations for the fiscal year then ended and all other relevant facts and circumstances and are used to determine the redemption price of the shares subject to put under the Management Stockholders' Agreement. The redemption price contemplated by the Management Stockholders' Agreement is determined based upon these appraisals and the date on which an employee's term of employment ends. An employee whose term of employment ends during the first six months of any fiscal year is permitted to put his shares to us at a redemption price equal to the appraised value of the common stock as of the immediately preceding fiscal year end. An employee whose term of employment ends during the last half of any fiscal year is permitted to put his shares to us at a redemption price equal to the weighted average of the appraised value of the common stock as of the immediately preceding fiscal year end and the appraised value as of the end of the fiscal year in progress. Because this subsequent appraised value is not available as of the date of termination, the Company uses its best estimate of the fair market value as of the termination date as a proxy for what the future appraised value will be. The judgment is based on the same factors that are used to determine compensation expense in connection with unvested share awards and stock option grants.

        In the first quarter of 2005, the Company obtained an independent appraisal as of December 31, 2004 that valued its common stock at $10.31 per share and derived an implied adjusted EBITDA multiple of 10.28x. The Company utilized this value in calculating the redemption value of shares subject to put on the December 31, 2004 balance sheet, as required by the Management Stockholders' Agreement, after deducting the amount of shareholder loans owed to it by the shareholders who have put rights under the Management Stockholders' Agreement.

        In the first quarter of 2006, the Company obtained an independent appraisal as of December 31, 2005 that valued its common stock at $0.69 per share and derived an implied adjusted EBITDA multiple of 7.60x. The Company utilized this value in calculating the redemption value of shares subject to put on its December 31, 2005 balance sheet, as required by the Management Stockholders' Agreement, after deducting the amount of shareholder loans owed to the Company by the shareholders who have put rights under the Management Stockholders' Agreement.

        Because the compensation expense reflected in the Company's results of operations is based in part on management's judgment as to the value of the Company's common stock—which is necessarily subjective—subjective discretion impacts the Company's reported results of operations. Similarly, the redemption value of shares subject to put reflected on its balance sheet is based on the judgment of an independent appraiser and, in the case of shares held by employees whose term of employment ends during the second half of any fiscal year, the Company's own judgment as to fair market value. As a result, these accounting policies require management to make estimates and assumptions that impact the Company's financial statements. Following consummation of this offering, the redemption rights under the Management Stockholders' Agreement will terminate and, as a result, the Company does not expect that management will be required to estimate the value of the Company's common stock for accounting purposes in the future.

Stock Options

        The Company measures compensation cost for stock options issued using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion (APB) No. 25. If compensation cost for the Company's stock options had been determined based on the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been increased to the pro forma amounts as follows:

		2005	2004	2003
Net loss:	As reported	$(114,703)	$(48,749)	$(17,636)
	Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(250)	(247)	(261)

	Pro forma	$(114,953)	$(48,996)	$(17,897)

	Pro forma net loss per basic and diluted share	$(11.59)	$(4.93)	$(1.95)

        The fair value of each option grant is estimated on the date of grant using the Black Scholes options pricing model with the following weighted average assumptions used for grants in 2004 and 2003, respectively:

	2004	2003
Risk-free interest rates	2.62%-3.24%	2.98%-3.26%
Expected dividend yield	0%	0%
Expected lives	6 years	6 years
Expected volatility	7.04%	8.44%

Loss Per Common Share

        Basic loss per common share (EPS) is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding, if dilutive, during each period. The Company's Class A potential undistributed common shares represent the effect of warrants and stock options. For the years ended December 31, 2005, 2004, and 2003, the potential undistributed common shares, consisting of warrants for 254,172 common shares in each year, and stock options for 871,391, 1,480,218 and 1,395,392 common shares, respectively, were not included in the calculation of diluted loss per share as their effect would have been anti-dilutive.

Reclassifications

        Subsequent to the issuance of the December 31, 2004 and 2003 Form 10-K, the Company determined that certain of its liabilities associated with the acquisition of properties, plant and equipment were incorrectly reflected as cash inflows for operating activities and cash outflows for investing activities. Management has concluded that the error was not material to the financial statements, and accordingly the prior period presented has been corrected by reducing net cash from operating activities and net cash used for investing activities by $1,126 and $1,581 for December 31, 2004 and 2003, respectively and disclosing a noncash investing activity of the same amount.

(4)    Credit Arrangements

        Following is a summary of the Company's long-term debt as of December 31, 2005 and December 31, 2004:

	December 31, 2005	December 31, 2004
Revolving credit facility, weighted average interest rate of 7.0%	$48,700	$58,800
Senior Subordinated Notes, interest rate of 13.0%	154,729	154,729
Debt discount on Senior Subordinated Notes	(6,114)	(7,397)
Senior Second Secured Notes, interest rate of 10.75%	165,000	165,000
Debt discount on Senior Second Secured Notes	(4,776)	(6,194)
Senior unsecured notes payable to seller of Safway, non-interest bearing, accreted at 6.0% to 14.5%	7,534	7,794
Debentures previously held by Dayton Superior Capital Trust, interest rate of 9.1%, due on demand	1,068	1,102
Capital lease obligations	2,930	4,997
Payable to vendor on extended terms, non-interest bearing, accreted at 6.0%	183	888
City of Parsons, Kansas Economic Development Loan, interest rate of 7.0%	—	16

Total long-term debt	369,254	379,735
Less current maturities	(2,864)	(4,115)

Long-term portion	$366,390	$375,620

        Scheduled maturities of long-term debt and future minimum lease payments under capital leases are:

Year	Long-term Debt	Capital Leases	Total
2006	$1,650	$1,395	$3,045
2007	49,295	836	50,131
2008	171,540	727	172,267
2009	154,729	188	154,917
2010	—	33	33

Long-Term Debt and Lease Payments	377,214	3,179	380,393
Less: Debt Discount	(10,890)	—	(10,890)
Less: Amounts Representing Interest	—	(249)	(249)

	$366,324	$2,930	$369,254

        On January 30, 2004, the Company established an $80,000 senior secured revolving credit facility, which was used to refinance our previous $50,000 revolving credit facility. As a result of the transaction, the Company incurred a loss on the early extinguishment of long-term debt of $842, due to the expensing of deferred financing costs related to the previous revolving credit facility. On July 2, 2004, the Company increased the senior secured revolving credit facility to $95,000. The new credit facility, which matures on January 30, 2007, has no financial maintenance covenants and is subject to availability under a borrowing base calculation. In September 2006, the Company amended the facility to extend the maturity to May 31, 2008. Availability of borrowings is limited to 85% of eligible accounts receivable and 60% of eligible inventories and rental equipment, less $10,000. At December 31, 2005, all $95,000 was available under the calculation and the Company had outstanding letters of credit of $7,315 and available borrowings of $38,985. The estimated fair value of the credit facility approximates its book value as the facility reprices on a short-term basis. The credit facility is secured by substantially all assets of the Company.

        The average borrowings, maximum borrowings and weighted average interest rates on the revolving credit facility for the periods indicated were as follows:

	For the Year Ended
	December 31, 2005	December 31, 2004	December 31, 2003
Average borrowing	$63,564	$54,539	$22,578
Maximum borrowing	77,500	72,425	35,225
Weighted average interest rate	6.3%	4.6%	5.5%

        On June 9, 2003, the Company completed an offering of $165,000 of senior second secured notes (the "Senior Notes") in a private placement. The notes mature in June 2008 and were issued at a discount that is being accreted to the face value using the effective interest method and is reflected as interest expense. The proceeds of the offering of the Senior Notes were $156,895 and were used to repay the Company's acquisition credit facility, term loan tranche A, term loan tranche B, and a portion of the revolving credit facility which was subsequently increased by $24,375. As a result of the transactions, the Company incurred a loss on the early extinguishment of long-term debt of $2,550, due to the expensing of deferred financing costs. The estimated fair value of the notes was $159.2 million as of December 31, 2005. The senior second secured notes are secured by substantially all assets of the Company.

        As of December 31, 2005, the Senior Subordinated Notes (the "Notes") have a principal amount of $154,729 and mature in June 2009. During the second quarter of 2003, the Company repurchased a portion of the Notes. A principal amount of $15,271, with a net book value of $14,381, was repurchased using the revolving credit facility for $14,311, resulting in a gain on the early extinguishment of long-term debt of $70. The Notes were issued at a discount that is being accreted to the face value using the effective interest method and is reflected as interest expense. The Notes were issued with warrants that allow the holders to purchase 254,172 of the Company's Common Shares for $0.0046 per share. The estimated fair value of the notes was $116.8 million as of December 31, 2005.

        Our other long-term debt of $1,251 at December 31, 2005 consisted of a.) $1,068 of 9.1% junior subordinated debentures previously held by the Dayton Superior Capital Trust and b.) $183 of an extended-terms payable to a vendor. The debentures have an estimated fair value of $1,333 and are due on demand, but have an ultimate maturity of September 30, 2029. The extended-terms payable has an estimated fair value of $183 and is due in monthly payments through March 2006.

        The wholly owned foreign subsidiary of the Company is not a guarantor of the Notes or the Senior Notes and does not have any credit arrangements senior to the Notes or the Senior Notes.

(5)    Common Shares Subject to Put Option

        The Company, along with Odyssey Investment Partners, LLC ("Odyssey"), the majority shareholder, and certain current and former employees who are stockholders, are parties to a Management Stockholders' Agreement (the "Management Stockholders' Agreement") which governs the Company's common shares, options to purchase the common shares and shares acquired upon exercise of options. The Management Stockholders' Agreement provides that, upon death, disability, retirement, or termination without cause of the employment of a management stockholder, the management stockholder has certain put rights with respect to his or her common shares. Additionally, the Company has a call option with respect to a management stockholder's common shares upon a termination of his or her employment for any reason. If the provisions of any law, the terms of credit and financing arrangements, or financial circumstances would prevent the Company from making a repurchase of shares pursuant to the Management Stockholders' Agreement, the Company cannot make the purchase until all such prohibitions lapse, and will then also pay the Management Stockholder a specified rate of interest on the repurchase price.

        As the put option under the Management Stockholders' Agreement is not solely within the Company's control, the management stockholders' shares are classified outside of shareholders' equity (deficit) in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." The redemption value of these shares is recorded at the appraised fair market value of the Company's common shares as defined in the agreement. Changes in the redemption value are recorded to common shares.

        The table below reconciles the redemption value to the amounts reflected on the consolidated balance sheet. The redemption value per share is calculated for each shareholder, based on the actual redemption value if currently redeemable and an estimated redemption amount using the formula in the Management Stockholders' Agreement for shares not currently redeemable but that may in the future become entitled to redemption rights under the Management Stockholders' Agreement.

	As of December 31,	As of December 31, 2005
		Currently Redeemable				Not Redeemable
	2004							Total
Numbers of shares subject to put	530,128	47,286		85,090		373,942		506,318
Redemption value per share	$10.31	$3.09	(a)	$4.70	(a)	$0.69	(a)
Gross value of shares subject to put	5,467	146		400		259		$805
Loans to shareholders(b)	(2,436)							(2,107)

Net value of shares subject to put	$3,031							$(1,302)

(a)
As of the date presented, the shares categorized as "Currently Redeemable" were the only shares currently redeemable under the Management Stockholders' Agreement. The redemption values of $3.09 and $4.70 represent shares held by parties subject to the Management Stockholders' Agreement whose employment was terminated by the Company during the second half of the year ended December 31, 2005. Pursuant to the terms of the Management Stockholders' Agreement, the redemption value of these shares has been valued on a weighted average basis (based on the applicable date of termination) between the appraised value of the Company's shares at December 31, 2004 and the appraised value at December 31, 2005. The redemption value of $0.69 represents shares held by parties to the Management Stockholders' Agreement who are not currently entitled to redemption rights under the Management Stockholders' Agreement but who may become entitled to such redemption rights in the future and was derived pursuant to the terms of the Management Stockholders' Agreement in accordance with the an appraisal performed as of December 31, 2005.

(b)
The Company records the redemption value of outstanding shares subject to put option net of the outstanding amount of shareholder loans, as required by EITF D-98. A shareholder cannot redeem shares subject to put option without repaying his corresponding loan (if any). Therefore, when the redemption value changed to an amount that resulted in the net value of the shares to be negative, the Company classified this net negative value as "Loans to Shareholders," a reduction of Shareholders' Deficit. Accordingly, the change in the Loans to Shareholders is partially due to the change in the redemption value of common shares subject to put. The expiration of put options during 2004 impacted Loans to Shareholders as the redemption value was net of the related loan to shareholder, and the two elements are shown gross in the shareholders' deficit section of the balance sheet.

(6)    Common Shares

Stock Option Plan

        Upon consummation of our recapitalization in 2000, we adopted the 2000 Stock Option Plan of Dayton Superior Corporation ("Stock Option Plan"). The Stock Option Plan permits the grant of stock options to purchase 769,254 common shares. Options to purchase 79,400 and 92,859 common shares were granted during 2004 and 2003, respectively. Options that are cancelled may be reissued. As of December 31, 2005, options to purchase 319,963 common shares were available to be granted.

        The Stock Option Plan constitutes the amendment and merger into one plan of four previous option plans and governs options that remain outstanding following the recapitalization, as well as new option grants. The terms of the option grants are ten years from the date of grant.

        Generally, between 10% and 25% of the options have a fixed vesting period of less than three years. The remaining options are eligible to become exercisable in installments over one to five years from the date of grant based on the Company's performance but, in any case, become exercisable no later than nine years after the grant date.

        These options may be subject to accelerated vesting upon certain change in control events based on Odyssey's return on investment. Under the Stock Option Plan, the option exercise price equals the stock's market price on date of grant.

        A summary of the status of the Company's stock option plans at December 31, 2005, 2004, and 2003, and changes during the years then ended is presented in the table and narrative below:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at January 1, 2003	1,455,741	$11.54
Granted at a weighted average fair value of $2.21	201,253	11.73
Cancelled/expired	(261,602)	11.66

Outstanding at December 31, 2003	1,395,392	11.55
Granted at a weighted average fair value of $2.03	172,084	11.93
Exercised	(67,282)	0.90
Cancelled/expired	(19,976)	12.64

Outstanding at December 31, 2004	1,480,218	12.06
Exercised	(8,669)	1.85
Cancelled/expired	(600,158)	12.35

Outstanding at December 31, 2005	871,391	$11.96

        Price ranges and other information for stock options outstanding at December 31, 2005 are as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Shares	Weighted Average Exercise Price
$7.76 — $9.19	48,036	$8.28	2.6	48,036	$8.28
$11.07 — $12.69	823,355	12.17	5.7	151,453	12.13

	871,391	$11.96	5.5 years	199,489	$11.21

        Shares exercisable were 279,805 and 349,044 as of December 31, 2004 and 2003, respectively.

Treasury Shares and Loans to Shareholders

        During 2005, a former employee paid off his loan from the Company through cash payments totaling $83 and, in accordance with the pledge agreement securing the loan, surrendered to the Company his 31,526 Class A common shares in satisfaction of his obligations with respect to the loan. These 31,526 shares were reclassified from common shares subject to put option to common shares at their original redemption value of $400 and were recorded as treasury shares at the repayment value of $325. On the consolidated statement of cash flows, this cash receipt is a component of the line item "Changes in common shares subject to put option from activity in loans to shareholders."

(7)    Retirement Plans

Company-Sponsored Pension Plans

        The Company's pension plans cover virtually all hourly employees not covered by multi-employer pension plans and provide benefits of stated amounts for each year of credited service. The Company funds such plans at a rate that meets or exceeds the minimum amounts required by applicable regulations. The plans' assets are primarily invested in mutual funds comprised primarily of common stocks and corporate and U.S. government obligations.

        The Company provides postretirement health care benefits on a contributory basis and life insurance benefits for approximately 35 Symons salaried and hourly employees who retired prior to May 1, 1995.

	Pension Benefits 2005	Pension Benefits 2004	Symons Postretirement Benefits 2005	Symons Postretirement Benefits 2004
Change in benefit obligation
Benefit obligation at beginning of year	$11,617	$10,198	$478	$648
Service cost	663	622	—	—
Interest cost	697	610	26	28
Amendments	—	124	—	—
Actuarial loss/(gain)	705	485	(1)	(167)
Benefits paid	(409)	(422)	(2)	(31)

Benefit obligation at end of year	$13,273	$11,617	$501	$478

Change in plan assets
Fair value of plan assets at beginning of year	$9,008	$7,648	$—	$—
Actual return on plan assets	460	784	—	—
Employee contribution	—	—	—	—
Employer contribution	931	998	2	31
Benefits paid	(409)	(422)	(2)	(31)

Fair value of plan assets at end of year	$9,990	$9,008	$—	$—

Funded status	$(3,283)	$(2,608)	$(501)	$(478)
Unrecognized prior service cost	59	73	120	144
Unrecognized net loss (gain)	3,269	2,422	(141)	(150)

Net amount recognized	$45	$(113)	$(522)	$(484)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	$(3,215)	$(2,513)	$(522)	$(484)
Intangible Asset	59	73	—	—
Accumulated other comprehensive loss	3,201	2,327	—	—

Net amount recognized	$45	$(113)	$(522)	$(484)

Components of net periodic benefit cost
Service cost	$663	$622	$—	$—
Interest cost	697	610	26	28
Expected return on plan assets	(729)	(636)	—	—
Amortization of actuarial loss	129	84	(10)	(11)
Amortization of prior service cost	14	14	24	24

Net periodic pension cost	$774	$694	$40	$41

Additional Information
Increase in minimum liability included in other comprehensive loss	$874	$194	$—	$—

        The weighted average assumptions used in the actuarial computation that derived the above funded status amounts were as follows:

	Pension Benefits 2005	Pension Benefits 2004	Symons Postretirement Benefits 2005	Symons Postretirement Benefits 2004
Discount rate	5.75%	5.75%	5.75%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

        The weighted average assumptions used in the actuarial computation that derived net periodic benefit cost were as follows:

	Pension Benefits 2005	Pension Benefits 2004	Pension Benefits 2003	Symons Postretirement Benefits 2005	Symons Postretirement Benefits 2004	Symons Postretirement Benefits 2003
Discount rate	5.75%	6.00%	6.75%	6.00%	6.00%	6.75%
Expected return on plan assets	8.00%	8.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

        A one percentage point change in the discount rate would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on net periodic pension expense	$(231)	$287
Effect on benefit obligation	(1,780)	2,270

        One of the principal components of the net periodic pension cost calculation is the expected long-term rate of return on assets. The required use of an expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. The defined benefit pension plan's assets are invested primarily in equity and fixed income mutual funds. The Company uses its long-term historical actual return experience and estimates of future long-term investment return with consideration to the expected investment mix of the plan's assets to develop the expected rate of return assumption used in the net periodic pension cost calculation.

        In accordance with the guidelines of the most recent actuarial valuation of the pension plan, the Company's expected return on plan assets is 8.0%, which represents a weighted average of 11% for equity securities, 5.5% for debt securities, and 4% for cash and cash equivalents and insurance contract. A one percentage point change in the expected return on plan assets would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on expected return on plan assets	$(91)	$91

        The postretirement healthcare benefit plan is unfunded and has no plan assets. Therefore, the expected long-term rate of return on plan assets is not a factor in accounting for this benefit plan.

        As of December 31, 2005 and 2004, the pension plan had accumulated benefit obligations equal to the projected benefit obligation of $13,273 and $11,617, respectively.

        Assumed health care cost trend rates:

	December 31,
	2006	2005
Health care cost trend rate assumed for next year	12.5%	13.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2015	2015

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$1	$(1)
Effect on the postretirement benefit obligation	12	(11)

Plan Assets

        The pension plan asset allocations at December 31, 2005 and 2004, by asset category were as follows:

	Plan Assets at December 31,
Asset Category
	2005	2004
Equity Securities	52%	54%
Debt Securities	30	33
Cash and Cash Equivalents	12	8
Insurance Contract	6	5

Total	100%	100%

        The Company's pension plan asset investment strategy is to invest in a combination of equities and fixed income investments while maintaining a moderate risk posture. The targeted asset allocation within the investment portfolio is 55% equities and 45% fixed income. The Company evaluates the performance of the pension investment program in the context of a three to five-year horizon.

Cash Flow

        Contributions:

        We expect to contribute $1,045 to the pension plan in 2006.

        Estimated Future Benefit Payments:

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
2006	$391	$41
2007	415	43
2008	457	44
2009	494	46
2010	535	47
Years 2011-2015	3,674	187

Multi-Employer Pension Plan

        Approximately 12% of the Company's employees are currently covered by collectively bargained, multi-employer pension plans. Contributions are determined in accordance with the provisions of negotiated union contracts and generally are based on the number of hours worked. The Company does not have the information available to determine its share of the accumulated plan benefits or net assets available for benefits under the multi-employer pension plans. The aggregate amount charged to expense under these plans was $335, $308, and $321 for the years ended December 31, 2005, 2004, and 2003, respectively.

401(k) Savings Plan

        Most employees are eligible to participate in Company sponsored 401(k) savings plans. Company matching contributions vary from 0% to 50% according to terms of the individual plans and collective bargaining agreements. The aggregate amount charged to expense under these plans was $763, $760, and $767 for the years ended December 31, 2005, 2004, and 2003, respectively.

Retirement Contribution Account

        The Company has a defined contribution plan for substantially all salaried employees. Employees are not permitted to contribute to the plan. The Company suspended contributions to this account for service rendered in 2003 and 2004. The Company partially reinstated contributions to this plan for service rendered in the second half of 2005. Participants earned 0.75% to 3.0% of eligible compensation from July 1 to December 31, 2005, depending on the age of the employee. The amount charged to expense for the year ended December 31, 2005 was $430.

(8)    Income Taxes

        The following is a summary of the components of the Company's income tax provision for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Currently payable (receivable):
Federal	$—	$(239)	$(98)
State and local	—	(19)	154
Foreign	351	(58)	459
Deferred (future tax benefit)	(23,709)	(12,154)	(11,545)
Change in valuation allowance	23,997	28,655	—

Total provision (benefit)	$639	$16,185	$(11,030)

        The effective income tax rate differs from the statutory federal income tax rate for the years ended December 31, 2005, 2004, and 2003 for the following reasons:

	2005	2004	2003
Statutory income tax rate	34.0%	34.0%	34.0%
State income taxes (net of federal tax benefit), before valuation allowance	4.1	3.7	4.9
Nondeductible goodwill amortization and other permanent differences	(17.8)	(0.8)	(0.4)
Foreign income taxes	—	1.4	—
Valuation allowance	(20.9)	(88.0)	—

Effective income tax rate	(0.6)%	(49.7)%	38.5%

        The components of the Company's deferred taxes as of December 31, 2005 and 2004 are the result of book/tax basis differences related to the following items:

	2005	2004
Deferred tax assets:
Accounts receivable reserves	$2,058	$1,998
Inventory reserves	1,286	848
Goodwill and intangible assets	3,057	—
Deferred gain on sale-leaseback	3,348	—
Accrued liabilities	4,356	2,686
Other long-term liabilities	1,956	1,640
Net operating loss carryforwards	40,176	28,655
Other	143	217
Valuation allowance	(52,652)	(28,655)

Total	3,728	7,389

Deferred tax liabilities:
Accelerated depreciation	(14,310)	(17,031)
Goodwill and intangible assets	—	(671)
Note payable to seller of Safway	(824)	(1,137)

Total	(15,134)	(18,839)

Net deferred taxes	$(11,406)	$(11,450)

        For federal income tax purposes, the Company has federal net operating loss carryforwards of approximately $106,000 that expire over a seven-year period beginning in 2019. The Company also has state net operating tax loss carryforwards of approximately $110,000 that expire over a period of five to twenty years beginning in 2006. The Company has recorded a non-cash valuation allowance to reduce its deferred tax asset related to these net operating loss carryforwards and other deferred tax assets, as estimated levels of future taxable income are less than the amount needed to realize these assets. If such estimates change in the future, the valuation allowance would be decreased or increased, resulting in a non-cash increase or decrease to net income.

        A provision has not been made for domestic or additional foreign taxes on the undistributed portion of earnings of our foreign subsidiary as those earnings have been permanently reinvested. The undistributed earnings of foreign subsidiaries approximate $9,000. The amount of the deferred tax liability associated with these earnings has not been calculated, as it is impractical to determine.

(9)    Segment Reporting

        The Company uses three segments to monitor gross profit by sales type: product sales, rental revenue, and used rental equipment sales. These types of sales are differentiated by their source and gross margin percents of sales. Accordingly, this segmentation provides information for decision-making and resource allocation. Product sales represent sales of new products carried in inventories on the balance sheet. Cost of goods sold for product sales include material, manufacturing labor, overhead costs, and freight. Rental revenues represent the leasing of the rental equipment and are recognized ratably over the lease term. Cost of goods sold for rental revenues includes depreciation of the rental equipment, maintenance of the rental equipment, and freight. Sales of used rental equipment represent sales of the rental equipment after a period of generating rental revenue. Cost of goods sold for sales of used rental equipment consists of the net book value of the rental equipment. All other expenses, as well as assets and liabilities, are not tracked by sales type and therefore it is not practicable to disclose this information by segment. Depreciation was reflected in determining segment gross profit; however, it is not practicable to allocate the depreciation expense between the rental and used rental equipment segments as both segments utilize the same pool of assets. Export sales and sales by non-U.S. affiliates is not significant.

        Information about the income of each segment and the reconciliations to the consolidated amounts for the years ended December 31, 2005, 2004, and 2003 are as follows:

	2005	2004	2003
Product sales	$352,888	$348,036	$304,101
Rental revenue	49,485	42,231	35,633
Used rental equipment sales	16,610	28,372	39,723

Net sales	418,983	418,639	379,457

Product cost of sales	277,107	265,228	236,877
Rental cost of sales	38,038	35,719	28,677
Used rental equipment cost of sales	5,254	10,388	12,791

Cost of sales	320,399	311,335	278,345

Product gross profit	75,781	82,808	67,224
Rental gross profit	11,447	6,512	6,956
Used rental equipment gross profit	11,356	17,984	26,932

Gross profit	$98,584	$107,304	$101,112

Depreciation Expense:
Product sales (Property, plant, and equipment)	$6,302	$5,471	$6,926
Rental Revenue (Rental equipment)	24,474	22,654	17,739
Corporate	2,081	2,624	2,084

Total depreciation	$32,857	$30,749	$26,749

(10)    Commitments and Contingencies

Operating Leases

        Rental expense for property, plant and equipment (principally manufacturing/distribution, service/distribution, office facilities, forklifts, and office equipment) was $6,589, $5,879, and $6,301, for the years ended December 31, 2005, 2004 and 2003, respectively. Lease terms range from one to 20 years and some contain renewal options.

        Aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

Operating Leases
2006	$6,827
2007	4,874
2008	3,121
2009	2,828
2010	2,602
Thereafter	17,902

Total	$38,154

        Several of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amount charged to expense, and the rent paid as deferred rent, and begins amortizing such deferred rent upon the possession of the leased location.

Litigation

        From time to time, the Company is involved in various legal proceedings arising out of the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Self-Insurance

        The Company is self-insured for certain of its group medical, workers' compensation and product and general liability claims. The Company consults with third party administrators to estimate the reserves required for these claims. No material revisions were made to the estimates for the years ended December 31, 2005, 2004 and 2003. The Company has reserved $6,254 and $4,699 as of December 31, 2005 and 2004, respectively. The Company has stop loss insurance coverage at various per occurrence and per annum levels depending on the type of claim. The stop loss amounts are as follows:

Insurance Type	Per occurrence and Per annum levels	Aggregate per annum levels
Group Medical	$150	N/A
Worker's Compensation	Up to 350	Up to $5,680
Product and General Liability	Up to 500	Up to 4,000

Severance Obligations

        The Company has employment agreements with certain of its executive management with annual base compensation ranging in value from $180 to $350. The agreements generally provide for salary continuation in the event of termination without cause for periods of one to three years. The agreements also contain certain non-competition clauses. As of December 31, 2005, the remaining aggregate commitment under these severance agreements if all individuals were terminated without cause was $1,915.

(11)    Facility Closing and Severance Expenses

        During 2000, as a result of the acquisition of Conspec, we approved and began implementing a plan to consolidate certain of our existing operations. Activity for this plan for the year ended December 31, 2003 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
	(Amounts in thousands)
Balance, January 1, 2003	$—	$269	$—	$93	$362
Facility closing and severance expenses	—	(212)	—	—	(212)
Items charged against reserve	—	(57)	—	(93)	(150)

Balance, December 31, 2003	$—	$—	$—	$—	$—

        During 2001, we approved and began implementing a plan to exit certain of our manufacturing and distribution facilities and to reduce overall headcount by approximately 500, in order to keep our cost structure in alignment with net sales. Activity for this plan for the years ended December 31, 2003 and 2004 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
	(Amounts in thousands)
Balance, January 1, 2003	$—	$210	$—	$311	$521
Facility closing and severance expenses	—	379	—	—	379
Items charged against reserve	—	(175)	—	(311)	(486)

Balance, December 31, 2003	—	414	—	—	414
Facility closing and severance expenses	—	—	—	—	—
Items charged against reserve	—	(414)	—	—	(414)

Balance, December 31, 2004	$—	$—	$—	$—	$—

        During 2002, we approved and began implementing a plan to exit certain of our distribution facilities and to reduce overall headcount by approximately 200, in order to keep our cost structure in alignment with net sales. Activity for this plan for the years ended December 31, 2003 and 2004 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
	(Amounts in thousands)
Balance, January 1, 2003	$2,412	$84	$—	$—	$2,496
Facility closing and severance expenses	202	(11)	—	—	191
Items charged against reserve	(2,414)	(73)	—	—	(2,487)

Balance, December 31, 2003	200	—	—	—	200
Facility closing and severance expenses	—	—	—	—	—
Items charged against reserve	(200)	—	—	—	(200)

Balance, December 31, 2004	$—	$—	$—	$—	$—

        During 2003, we approved and began implementing a plan to exit certain of our distribution facilities and to reduce overall headcount by approximately 120, in order to keep our cost structure in alignment with net sales. Activity for this plan for the years ended December 31, 2003, and 2004 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
	(Amounts in thousands)
Facility closing and severance expenses	$988	$27	$—	$921	$1,936
Items charged against reserve	(988)	(27)	—	(921)	(1,936)

Balance, December 31, 2003	—	—	—	—	—
Facility closing and severance expenses	63	1	—	61	125
Items charged against reserve	(63)	(1)	—	(61)	(125)

Balance, December 31, 2004	$—	$—	$—	$—	$—

        During 2004, we approved and began implementing a plan to exit certain of our distribution facilities and to reduce overall headcount by approximately 75, in order to keep our cost structure in alignment with net sales. Activity for this plan for the years ended December 31, 2004 and 2005 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
	(Amounts in thousands)
Facility closing and severance expenses	$611	$307	$595	$398	$1,911
Items charged against reserve	(611)	(187)	(595)	(398)	(1,791)

Balance, December 31, 2004	—	120	—	—	120
Facility closing and severance expenses	105	264	5	157	531
Items charged against reserve	(105)	(339)	(5)	(157)	(606)

Balance, December 31, 2005	$—	$45	$—	$—	$45

        During 2005, we approved and began implementing a plan to exit certain of our distribution facilities and to reduce overall headcount by approximately 50, in order to keep our cost structure in alignment with net sales. Activity for this plan for the year ended December 31, 2005 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
	(Amounts in thousands)
Facility closing and severance expenses	$642	$—	$539	$—	$1,181
Items charged against reserve	(225)	—	(101)	—	(326)

Balance, December 31, 2005	$417	$—	$438	$—	$855

        The total expected future expense for commitments under these plans is approximately $100 and will be expensed in accordance with SFAS No. 146.

        The Company expects to pay the amounts accrued as of December 31, 2005 by the end of fiscal 2006.

(12)    Sale-Leaseback Transactions

        In April 2005, the Company sold its manufacturing facility in Des Plaines, Illinois to an unrelated party and immediately leased it back from the purchaser. The net proceeds after commissions and other normal closing costs were $11,636. The lease has an initial term of 24 months, with an optional renewal for an additional 12 months and the Company is obligated to pay rent totaling approximately $1,400 over the initial lease term and approximately $725 over the renewal term. In addition, the Company is responsible for all property taxes, operating expenses and insurance on the leased property. The Company realized a gain of $6,673 on the sale of the facility that was initially deferred and is being recognized ratably over the initial term of the lease.

        In October 2005, the Company completed a sale-leaseback transaction with a different unrelated party. The Company sold its manufacturing facilities in Aurora, Illinois; Kansas City, Kansas; and Parsons, Kansas and its distribution center in Miamisburg, Ohio. At the same time, the Company also entered into four separate leases, under which the Company immediately leased the four facilities back. The net proceeds after commissions and other normal closing costs were $11,544. The principal terms of the leases are as follows:

  •
  The terms are 10 years (Kansas City, Kansas), 11 years (Aurora, Illinois), 12 years (Miamisburg, Ohio) and 13 years (Parsons, Kansas), respectively. Each lease also permits the Company to renew the lease for up to two five-year renewal terms.

  •
  The rent the Company pays under the leases increases annually during the initial term. The annual rent payable during the initial year of each Lease and during the last year of the initial term of each the Leases is as follows: Kansas City, Kansas ($226; $270); Aurora, Illinois ($364; $444); Miamisburg, Ohio ($431; $535); and

    Parsons, Kansas ($240; $304). In addition, the Company is responsible for all property taxes, operating expenses (including maintenance expenses) and insurance on the leased property. The annual rent the Company will pay during the renewal terms will be the higher of the rent in the last year of the initial term or the fair market rent, determined as provided in the lease.

        The Company realized an aggregate gain of $1,188 on the sale of these facilities, comprised of a.) gains of $4,518 that the Company initially deferred and is recognizing ratably over the terms of the applicable leases, and b.) a loss of $3,330 that was recognized immediately.

(13)    Related Party Transactions

        For the years ended December 31, 2005, 2004, and 2003, the Company reimbursed Odyssey for travel, lodging, and meals of $233, $86, and $315, respectively.

(14)    Quarterly Financial Information (Unaudited)

	2005
Quarterly Operating Data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$85,782	$117,704	$114,071	$101,426	$418,983
Gross profit	20,909	28,852	28,189	20,634	98,584
Net loss	(14,689)	(5,598)	(6,657)	(87,759)	(114,703)
Net loss per basic and diluted common share	(1.48)	(0.56)	(0.67)	(8.85)	(11.57)
	2004
Quarterly Operating Data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$89,117	$115,206	$114,548	$99,768	$418,639
Gross profit	20,607	31,449	32,059	23,189	107,304
Net loss	(15,868)	(2,681)	(1,843)	(28,357)	(48,749)
Net loss per basic and diluted common share	(1.61)	(0.27)	(0.18)	(2.85)	(4.91)

(15)    Restatement of Previously Issued Financial Statements

        During our reporting and closing process relating to the preparation of our December 31, 2005 financial statements, we determined that certain put options set forth in the Management Stockholders' Agreement should be classified outside of shareholders' equity (deficit) in accordance with EITF D-98, "Classification and Measurement of Redeemable Securities." As a result, the Company has recorded the cumulative effect as of January 1, 2003 and has restated the consolidated balance sheet as of December 31, 2004, and the consolidated statements of shareholders' deficit and cash flows for the years ended December 31, 2004 and 2003. The changes to the consolidated balance sheet impacted the items (a) "Class A common shares" by the amount equal to the product of the redemption value times the number of shares subject to the put option, (b) "Loans to Shareholders" by the amount of the loan and accrued interest owed by the specific shareholders with shares subject to a put option and (c) "Class A common shares subject to put option" by the net of (a) and (b).

        The Company also determined that two agreements for the purchase of rental equipment entered into by the Company during 2003 were incorrectly recorded as capital assets as the purchase price was paid by the Company rather than being recorded as capital leases or other long-term liabilities at the inception of the agreements. These agreements granted the Company ownership of the rental equipment at the conclusion of the three-year payment period, and, as a result, the Company has restated the consolidated balance sheet as of December 31, 2004, and the consolidated statements of operations, shareholders' deficit, comprehensive loss and cash flows for the years ended December 31, 2004 and 2003.

        The effects of the restatement on the consolidated financial statements are as follows:

	As of December 31, 2004
	As Reported	Adjustments	As Restated
Rental equipment, net	$69,662	$625	$70,287
Total assets	394,138	625	394,763
Current portion of long-term debt	2,455	1,660	4,115
Total current liabilities	50,863	1,660	52,523
Other long-term debt, net of current portion	316,389	431	316,820
Deferred income taxes	17,474	(559)	16,915
Total liabilities	449,668	1,532	451,200
Class A common shares subject to put option	—	3,031	3,031
Class A common shares	116,024	(5,467)	110,557
Loans to shareholders	(2,767)	2,436	(331)
Accumulated deficit	(166,466)	(907)	(167,373)
Total shareholders' deficit	(55,530)	(3,938)	(59,468)
Total liabilities and shareholders' deficit	$394,138	$625	$394,763
	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Rental cost of sales	$35,275	$444	$35,719	$28,010	$667	$28,677
Cost of Sales	310,891	444	311,335	277,678	667	278,345
Rental gross profit	6,956	(444)	6,512	7,623	(667)	6,956
Gross profit	107,748	(444)	107,304	101,779	(667)	101,112
Income from operations	15,236	(444)	14,792	14,634	(667)	13,967
Interest expense	47,030	177	47,207	40,008	178	40,186
Loss before provision (benefit) for income taxes	(31,943)	(621)	(32,564)	(27,821)	(845)	(28,666)
Provision (benefit) for income taxes	16,427	(242)	16,185	(10,713)	(317)	(11,030)
Net loss	$(48,370)	$(379)	$(48,749)	$(17,108)	$(528)	$(17,636)
	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Net cash used in operating activities	$(28,558)	$99	$(28,459)	$(32,488)	$(30)	$(32,518)
Net cash provided by (used in) investing activities	1,442	1,466	2,908	(8,451)	1,099	(7,352)
Net cash provided by financing activities	29,432	(1,565)	27,867	39,917	(1,069)	38,848
Cash paid for interest	41,061	177	41,238	32,690	178	32,868
Purchase of equipment on capital lease	481	—	481	3,183	2,757	5,940
Purchase of equipment on extended terms	—	—	—	—	1,968	1,968

(16)    Loss Per Common Share

        As a public debt filer, the Company has historically not been required to report net loss per common share. For the purposes of this filing, basic and diluted loss per common share have been included in the Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003 and Notes 2, 3 and 14 to these Consolidated Financial Statements.

        Basic loss per common share (EPS) is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding, if dilutive, during each period. The Company's Class A potential undistributed common shares represent the effect of warrants and stock options. For the years ended December 31, 2005, 2004, and 2003, the potential undistributed common shares, consisting of warrants for 254,172 common shares in each year, and stock options for 871,391, 1,480,218 and 1,395,392 common shares, respectively, were not included in the calculation of diluted loss per share as their effect would have been anti-dilutive.

(17)    Subsequent Events

        On December 1, 2006, the Company's board of directors approved a 2.1673 for 1 stock split which will take place prior to the effective date of the Company's initial public offering of its common stock and, in conjunction therewith, the amendment and restatement of its certificate of incorporation which will increase the number of authorized shares of our common stock. All common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

        On December 1, 2006 the Company entered into an amendment to its revolving credit facility the effectiveness of which is conditioned upon the closing of its consent solicitation and other customary conditions. Upon effectiveness, the amendment will extend the maturity of the facility from May 31, 2008 to July 31, 2008, increase the existing commitments under the revolving credit facility by $35,000 to $130,000 and amend the definition of "change of control" in the events of default provisions of that facility. Upon consummation of the Company's initial public offering, the revolving credit facility will define a change of control as (A) any event that results in a party other than Odyssey owning at least 35% of the outstanding shares of our voting stock unless Odyssey owns more than 35% of the outstanding shares of our voting stock or has the right to elect a majority of the board of directors or (B) the occurrence of a change of control as defined in the indentures governing the 10 3/4% Senior Second Secured Notes due 2008 and the 13% Senior Subordinated Notes due 2009. The Company expects to incur aggregate costs of approximately $2,000 in connection with obtaining the amendment to its revolving credit facility and the related consents.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 29, 2006 AND DECEMBER 31, 2005
(AMOUNTS IN THOUSANDS)
(UNAUDITED)

	September 29, 2006	December 31, 2005
ASSETS
Current assets:
Cash	$313	$—
Accounts receivable, net of allowances for doubtful accounts and sales returns and allowances of $6,013 and $5,435	81,498	62,326
Inventories	65,823	57,372
Prepaid expenses and other current assets	5,593	5,134
Prepaid income taxes	430	546

Total current assets	153,657	125,378

Rental equipment, net of accumulated depreciation of $65,198 and $56,591	65,820	68,400

Property, plant and equipment	102,597	96,491
Less accumulated depreciation	(61,753)	(58,327)

Net property, plant and equipment	40,844	38,164

Goodwill	43,643	43,643
Intangible assets, net of accumulated amortization	3,586	5,025
Other assets	880	910

Total assets	$308,430	$281,520

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Current maturities of long-term debt	$3,775	$2,864
Current portion of deferred gain on sale-leaseback	1,635	3,530
Accounts payable	27,617	27,267
Accrued compensation and benefits	14,115	12,266
Accrued interest	7,315	6,589
Accrued freight	5,347	4,031
Other accrued liabilities	5,885	5,247

Total current liabilities	65,689	61,794
Revolving credit facility	79,250	48,700
Other long-term debt, net of current portion	319,255	317,690
Deferred income taxes	11,406	11,406
Deferred gain on sale-leaseback, net of current portion	4,476	5,199
Other long-term liabilities	6,517	8,068

Total liabilities	486,593	452,857

Class A common shares subject to put, 1,503,508, (1,005,967 unvested) and 506,318 shares, net of related loans to shareholders of $1,917 and $805, respectively	1,754	—

Shareholders' deficit:
Class A common shares; no par value; 13,003,800 shares authorized, 11,034,450 and 10,028,482 shares issued, 9,530,942 and 9,522,165 not subject to put	113,030	115,248
Loans to shareholders	(345)	(1,643)
Class A treasury shares, at cost, 111,167 shares	(1,509)	(1,509)
Accumulated other comprehensive loss	(1,094)	(1,357)
Accumulated deficit	(289,999)	(282,076)

Total shareholders' deficit	(179,917)	(171,337)

Total liabilities and shareholders' deficit	$308,430	$281,520

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE FISCAL MONTHS ENDED SEPTEMBER 29, 2006 AND SEPTEMBER 30, 2005
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Three Fiscal Months Ended		Nine Fiscal Months Ended
	September 29, 2006	September 30, 2005	September 29, 2006	September 30, 2005
Product sales	$107,852	$96,557	$300,535	$269,643
Rental revenue	16,275	13,816	44,428	35,961
Used rental equipment sales	7,514	3,698	18,224	11,953

Net sales	131,641	114,071	363,187	317,557

Product cost of sales	80,589	75,018	226,992	208,030
Rental cost of sales	9,600	9,594	26,330	27,389
Used rental equipment cost of sales	2,243	1,270	5,435	4,188

Cost of sales	92,432	85,882	258,757	239,607

Product gross profit	27,263	21,539	73,543	61,613
Rental gross profit	6,675	4,222	18,098	8,572
Used rental equipment gross profit	5,271	2,428	12,789	7,765

Gross profit	39,209	28,189	104,430	77,950
Selling, general and administrative expenses	26,592	22,736	75,163	68,993
Facility closing and severance expenses	96	211	373	542
Gain on disposals of property, plant, and equipment	(439)	(543)	(1,775)	(1,629)
Amortization of intangibles	158	180	485	486

Income from operations	12,802	5,605	30,184	9,558
Other expense (income):
Interest expense	12,743	12,207	37,364	36,563
Interest income	203	(24)	176	(146)
Other expense (income)	(46)	79	108	84

Loss before provision for income taxes	(98)	(6,657)	(7,464)	(26,943)
Provision for income taxes	244	—	459	—

Net loss	$(342)	$(6,657)	$(7,923)	$(26,943)

Basic net loss per common share	$(0.03)	$(0.67)	$(0.80)	$(2.72)
Average number of common shares outstanding	9,917	9,909	9,917	9,917
Diluted net loss per common share	$(0.03)	$(0.67)	$(0.80)	$(2.72)
Average number of common shares and equivalents outstanding	9,917	9,909	9,917	9,917

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE FISCAL MONTHS ENDED SEPTEMBER 29, 2006 AND SEPTEMBER 30, 2005
(AMOUNTS IN THOUSANDS)
(UNAUDITED)

	Nine Fiscal Months Ended
	September 29, 2006	September 30, 2005
Cash Flows From Operating Activities:
Net loss	$(7,923)	$(26,943)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	18,974	22,750
Amortization of intangibles	485	486
Stock option expense	653	—
Deferred income taxes	—	(448)
Amortization of deferred financing costs and debt discount	4,280	3,942
Amortization of deferred gain on sale-leaseback transactions	(2,618)	(1,483)
Gain on sales of rental equipment	(12,789)	(7,765)
(Gain) loss on sales of property, plant and equipment	32	(456)
Changes in assets and liabilities:
Accounts receivable	(19,172)	(5,157)
Inventories	(8,451)	(5,046)
Prepaid expenses and other assets	(867)	6,437
Prepaid income taxes	116	(62)
Accounts payable	257	(83)
Accrued liabilities and other long-term liabilities	2,978	1,456

Net cash used in operating activities	(24,045)	(12,372)

Cash Flows From Investing Activities:
Property, plant and equipment additions	(7,282)	(4,187)
Proceeds from sales of property, plant and equipment	21	1,287
Rental equipment additions	(15,988)	(20,814)
Proceeds from sales of rental equipment	18,224	11,953

Net cash used in investing activities	(5,025)	(11,761)

Cash Flows From Financing Activities:
Borrowings under revolving credit facility	113,175	108,125
Repayments of revolving credit facility	(82,625)	(97,200)
Repayments of other long-term debt	(1,616)	(1,979)
Proceeds from sale-leaseback transaction	—	11,636
Financing costs incurred	—	(3)
Change in loans to shareholders	186	10
Issuance of common shares subject to put option	—	13

Net cash provided by financing activities	29,120	20,602

Effect of Exchange Rate Changes on Cash	263	379

Net increase (decrease) in cash	313	(3,152)
Cash, beginning of period	—	4,504

Cash, end of period	$313	$1,352

Supplemental Disclosures:
Cash paid for income taxes	$208	$435
Cash paid for interest	32,358	31,051
Rental equipment acquired under capital lease	1,200	—
Property, plant and equipment and rental equipment additions in accounts payable	1,630	1,471
Repayment of loans to shareholders through surrender of common shares	—	325
Reclassification of common shares due to repayment of shareholder loans through redemption of common shares	—	75
Reclassification of common shares due to change in redemption value of common shares subject to put	1,754	—

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 29, 2006 AND SEPTEMBER 30, 2005
(AMOUNTS IN THOUSANDS)
(UNAUDITED)

	Three Fiscal Months Ended		Nine Fiscal Months Ended
	September 29, 2006	September 30, 2005	September 29, 2006	September 30, 2005
Net loss	$(342)	$(6,657)	$(7,923)	$(26,943)
Other comprehensive income (loss):
Foreign currency translation adjustment	(7)	577	263	379

Comprehensive loss	$(349)	$(6,080)	$(7,660)	$(26,564)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

DAYTON SUPERIOR CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

(1)    Consolidated Financial Statements

        The interim consolidated financial statements included herein have been prepared by Dayton Superior Corporation ("the Company") and include, in the opinion of management, all adjustments necessary to state fairly the information set forth therein. Any such adjustments were of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these unaudited consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's annual financial statements for the year ended December 31, 2005. The interim results may not be indicative of future periods.

(2)    Accounting Policies

        The interim consolidated financial statements have been prepared in accordance with the accounting policies described in the notes to the Company's consolidated financial statements for the year ended December 31, 2005. While management believes that the procedures followed in the preparation of interim financial information are reasonable, the accuracy of some estimated amounts is dependent upon facts that will exist or calculations that will be made at year end. Examples of such estimates include changes in the deferred tax accounts and management bonuses, among others. Any adjustments pursuant to such estimates during the fiscal quarter were of a normal recurring nature.

  (a)
  Fiscal Quarter—The Company's fiscal year end is December 31. The Company's fiscal quarters are defined as the 13-week periods ending on a Friday near the end of March, June and September.

  (b)
  Inventories—The Company values all inventories at the lower of first-in, first-out ("FIFO") cost or market. The Company provides net realizable value reserves which reflect the Company's best estimate of the excess of the cost of potential obsolete and slow moving inventory over the expected net realizable value.

        Following is a summary of the components of inventories as of September 29, 2006 and December 31, 2005:

	September 29, 2006	December 31, 2005
Raw materials	$17,188	$13,248
Work in progress	2,566	2,813
Finished goods	46,069	41,311

Total Inventory	$65,823	$57,372

  (c)
  Rental Equipment—Rental equipment is purchased and manufactured by the Company for resale and for rent to others on a short-term basis. Rental equipment is recorded at the lower of FIFO cost or market and is depreciated over the estimated useful lives of the equipment, three to fifteen years, on a straight-line method. Effective January 1, 2006, the Company changed its estimate of depreciable lives on certain families of rental equipment from three years to fifteen years on a prospective basis. The families changed were acquired as part of an acquisition in 2003 and the Company used an estimated useful life of three years based primarily on the risk of realizable value and uncertain resale value of this equipment when sold as used rental equipment. Subsequent data shows demand for the equipment is strong and that resale values of the equipment are consistent with other rental families. The physical utilization of the rental lasts approximately

    15 years. The impact of this change in estimate reduced rental cost of sales by approximately $750 and $2,250 for the three and nine fiscal months ended September 29, 2006.

  (d)
  Goodwill—In the second quarter of 2006, the Company completed its quantification of the fair value of goodwill as of December 31, 2005. No adjustment to the estimated impairment loss recorded during the year ended December 31, 2005 was required to be recognized. No events have occurred that would indicate that the carrying value may exceed fair value. The Company will perform its annual assessment in the fourth quarter of 2006.

  (e)
  Common Stock Valuation—The Company is required to value its common stock for purposes of (i) calculating compensation expense in connection with the award of unvested shares and stock option grants and (ii) calculating the redemption value of the shares of its common stock that are subject to put under the Company's Management Stockholders' Agreement. As described in further detail in the notes to the Company's audited financial statements, the value of the Company's common stock is determined by the Company after careful consideration of all available facts and circumstances.

    On June 30, 2006, the Company awarded 1,005,967 unvested shares of stock to three of its executive officers. The Company valued these shares on June 30, 2006 at $0.69 per share and derived an implied adjusted EBITDA multiple of 7.60x, based on the best available information at that time.

    On September 29, 2006, the Company granted a former director and executive officer options to purchase 80,307 shares of its common stock at an exercise price of $12.46 per share.

    As of September 29, 2006, based on its improving operating results, the increased likelihood of achieving sustainable profitability in the near term, continued improvements in the non-residential construction industry, the Company's increasing confidence in its prospects for the full year 2006 and beyond and the increasing likelihood that an initial public offering of common stock would be consummated in the near term, the Company concluded that the $0.69 per share valuation was no longer an appropriate assessment of the value of its common stock. The Company determined that $11.30 per share of its common stock (pre-split) was an appropriate valuation as of September 29, 2006 based on implied adjusted EBITDA multiple of 9.82x in light of all information available at that time. As a result, a compensation expense of $510,000 was recorded in the quarter ended September 29, 2006 as a result of the options granted to the Company's former director and executive officer.

    Because the compensation expense reflected in the Company's results of operations is based in part on management's judgment as to the value of the Company's common stock—which is necessarily subjective—subjective discretion impacts the Company's reported results of operations. Similarly, the redemption value of shares subject to put reflected on its balance sheet is based on the judgment of an independent appraiser and, in the case of shares held by employees whose term of employment ends during the second half of any fiscal year, the Company's own judgment as to fair market value. As a result, these accounting policies require management to make estimates and assumptions that impact the Company's financial statements. Following consummation of this offering, the redemption rights under the Management Stockholders' Agreement will terminate and, as a result, the Company does not expect that management will be required to estimate the value of its common stock for accounting purposes in the future.

  (f)
  New Accounting Pronouncements—In June, 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will be required to comply with Interpretation No. 48 as of the first annual period that begins after December 15, 2006. The Company has not determined the impact that Interpretation No. 48 will have on its consolidated financial statements.

    In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not require any new fair value measurements. The Company will be required to comply with Statement No. 157 as of the first annual period that begins after November 15, 2007. The Company has not determined the impact that Statement No. 157 will have on its consolidated financial statements.

    In September, 2006, the FASB issued SFAS No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company will be required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures as of the first annual period that ends after June 15, 2007. The Company will be required to measure plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position as of the first annual period that ends after December 15, 2008. The Company has not determined the impact that Statement No. 158 will have on its consolidated financial statements.

    In September 2006, the SEC issued Staff Accounting Bulletin 108 (SAB 108). The interpretations in this Staff Accounting Bulletin express the staff's views regarding the process of quantifying financial statement misstatements. The staff is aware of diversity in practice. For example, certain registrants do not consider the effects of prior year errors on current year financial statements, thereby allowing improper assets or liabilities to remain unaudited. While these errors may not be material if considered only in relation to the balance sheet, correcting the errors could be material to the current year income statement. Certain registrants have proposed to the staff that allowing these errors to remain on the balance sheet as assets or liabilities in perpetuity is an appropriate application of generally accepted accounting principles. The staff believes that approach is not in the best interest of the users of financial statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. The Company has not determined the impact that SAB 108 will have on its consolidated financial statements.

(3)    Credit Arrangements

        The Company has a $95,000 senior secured revolving credit facility, which has no financial maintenance covenants and originally matured in January 2007. During the third quarter of 2006, the facility's maturity was extended to May 31, 2008. Availability of borrowings is limited to 85% of eligible accounts receivable and 60% of eligible inventories and rental equipment, less $10,000. At September 29, 2006, the entire $95,000 was available, of which $79,250 was outstanding at a weighted average interest rate of 8.3%. Outstanding letters of credit were $8,887 resulting in available borrowings of $6,863. The credit facility is secured by substantially all assets of the Company.

        The average borrowings, maximum borrowings and weighted average interest rates on the revolving credit facility and its predecessor for the periods indicated were as follows:

	Three fiscal months ended		Nine fiscal months ended
	September 29, 2006	September 30, 2005	September 29, 2006	September 30, 2005
Revolving Credit Facility:
Average borrowings	$76,140	$66,774	$70,033	$65,841
Peak borrowing	81,700	71,900	81,700	77,500
Weighted average interest rate	8.2%	6.4%	7.9%	6.0%

        Following is a summary of the Company's other long-term debt as of September 29, 2006 and December 31, 2005:

	September 29, 2006	December 31, 2005
Senior Subordinated Notes, interest rate of 13.0%	$154,729	$154,729
Debt discount on Senior Subordinated Notes	(5,101)	(6,114)
Senior Second Secured Notes, interest rate of 10.75%	165,000	165,000
Debt discount on Senior Second Secured Notes	(3,604)	(4,776)
Senior unsecured notes payable to seller of Safway, non-interest bearing, accreted at 6.0% to 14.5%	8,068	7,534
Debentures previously held by Dayton Superior Capital Trust, interest rate of 9.1%, due on demand	1,063	1,068
Capital lease obligations	2,875	2,930
Payable to vendor on extended terms, non-interest bearing, accreted at 6.0%	—	183

Total long-term debt	323,030	320,554
Less current maturities	(3,775)	(2,864)

Long-term portion	$319,255	$317,690

        As of September 29, 2006, the Senior Second Secured Notes (the "Senior Notes") have a principal amount of $165,000 and mature in June 2008. The Senior Notes were issued at a discount, which is being accreted to the face value using the effective interest method and is reflected as interest expense. The estimated fair value of the notes was $169,950 as of September 29, 2006. The Senior Notes are secured by substantially all assets of the Company.

        As of September 29, 2006, the Senior Subordinated Notes (the "Subordinated Notes") have a principal amount of $154,729 and mature in June 2009. The Subordinated Notes were issued at a discount, which is being accreted to the face value using the effective interest method and is reflected as interest expense. The Subordinated Notes were issued with warrants that allow the holders to purchase 117,276 of the Company's Common Shares for $0.01 per share. The estimated fair value of the notes was $145,445 as of September 29, 2006.

(4)    Stock-Based Compensation Plans

        The Company's 2000 Stock Option Plan of Dayton Superior Corporation (the "Stock Option Plan") permits the grant of stock options to purchase 1,667,204 common shares. Options that are cancelled may be reissued. As of September 29, 2006, options to purchase 704,812 common shares were available to be granted. The options granted in the nine fiscal months ended September 29, 2006, have a term of five years. The terms of the previous option grants are ten years from the date of grant.

        The options granted in the nine fiscal months ended September 29, 2006, vested on the grant date. Between 10% and 25% of previously granted options have a fixed vesting period of fewer than three years, with the balance eligible to become exercisable in installments over one to five years from the date of grant based on the Company's performance, but, in any case, become exercisable no later than nine years after the grant date.

        These options may be subject to accelerated vesting upon certain change in control events based on Odyssey Investment Partners, LLC's return on investment. The option exercise price equals or exceeds the stock's market price on date of grant.

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 123R that amends SFAS No. 123, Accounting for Stock-Based Compensation, to require entities to report stock-based employee compensation in their financial statements. The Company has adopted SFAS No. 123R effective January 1, 2006 using a modified prospective application and recorded compensation expense of $591 and $653 for the three and nine months ended September 29, 2006. During the three fiscal months ended September 29, 2006, the Company changed its estimate of forfeitures from 35% to 4%. The remaining expected future compensation expense for unvested stock options was approximately $700 as of September 29, 2006, and is expected to be expensed over a weighted average period of 2.1 years. Previously, the Company measured compensation cost for stock options issued using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion (APB) No. 25. If compensation cost for the Company's stock options had been determined based on the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been increased to the pro forma amounts as follows:

		For the three fiscal months ended September 30, 2005	For the nine fiscal months ended September 30, 2005
Net loss	As Reported	$(6,657)	$(26,943)
	Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(72)	(216)

	Pro Forma	$(6,729)	$(27,159)

	Pro Forma net loss per basic and diluted share	$(0.68)	$(2.74)

        A summary of the status of the Company's stock option plans at September 29, 2006, as well as changes during the nine months then ended is presented in the table below:

	Total Number of Shares	Weighted Average Exercise Price Per Share	Unvested Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2005	871,391	$11.96	671,902	$2.93	$—
Granted at a fair value of $6.35	80,307	12.46	—	—	—
Expired	(12,553)	12.28	—	—	—
Forfeited	(79,111)	12.67	(79,111)	2.22	—

Outstanding at September 29, 2006	860,034	$11.94	592,791	$3.02	$188

        As of September 29, 2006, the Company had vested options for 267,243 shares at a weighted average exercise price of $11.54 per share, $151 intrinsic value, and a weighted average remaining term of 4.7 years.

        The fair value of each option grant is estimated on the date of grant using the Black Scholes options pricing model with the following assumptions used for grants in the nine fiscal months ended September 29, 2006:

Risk-free interest rates	4.80%
Expected dividend yield	0.00%
Expected life	1 year
Expected volatility	158.75%

        The expected life is based on the estimated future exercise patterns. The expected volatility is based on the continuously compounded rate of return of the Company's annual appraisal of its stock price performed in accordance with the Company's Management Stockholders' Agreement.

        On June 30, 2006, the Compensation Committee of the Board of Directors of the Company approved the issuance of 1,005,967 restricted Class A common shares of the Company to certain executives. The shares are subject to forfeiture by the executive under certain circumstances and also are subject to the Company's Management Stockholders' Agreement dated June 16, 2000, as amended. The restrictions lapse and the shares will vest in four equal installments of 25% on December 31 of the year in which an initial public offering occurs and on December 31 of each of the next three years. The shares will also vest upon a change of control if the Company's majority shareholder achieves a certain return on investment.

        In accordance with SFAS 123R, the Company recorded no compensation expense for the three and nine months ended September 29, 2006 for these restricted shares. The remaining expected future compensation expense for unvested restricted stock was approximately $700 as of September 29, 2006, and will be expensed when the restrictions lapse and the shares vest. There was no impact to the Company's statement of cash flows for the nine months ended September 29, 2006 for these restricted shares.

        A summary of the status of the Company's outstanding restricted shares at September 29, 2006, as well as changes during the nine months then ended is presented in the table below:

	Total Number of Shares	Weighted Average Exercise Price Per Share	Unvested Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2005	—	$—	—	$—
Granted	1,005,967	—	1,005,967	0.69

Outstanding at September 29, 2006	1,005,967	$—	1,005,967	$0.69

        As of September 29, 2006, the restricted stock was unvested, had an intrinsic value of $11,372 and had an indefinite remaining term. The per share grant-date fair value was the fair value of a Class A common share on June 30, 2006.

        The redemption value per share is calculated for each shareholder, based on the actual redemption value if currently redeemable and an estimated redemption amount using the formula in the Management Stockholders'

Agreement for shares not currently redeemable. The following table reconciles the redemption value of common shares subject to put to the amounts reflected on the consolidated balance sheet as of September 29, 2996:

	Currently Redeemable						Not Redeemable		Total
Numbers of vested shares subject to put	47,286		85,090		4,335		360,830		497,541
Redemption value per share	$3.09	(a)	$4.70	(a)	$0.69	(a)	$8.65	(a)
Gross value of shares subject to put	146		400		3		3,122		$3,671
Loans to shareholders									(1,917)
Net value of shares subject to put									1,754

(a)
As of the date presented, the shares categorized as "Currently Redeemable" were the only shares currently redeemable under the Management Stockholders' Agreement. The redemption values of $3.09 and $4.70 represent shares held by parties to the Management Stockholders' Agreement who were terminated by the Company during the second half of the year ended December 31, 2005. Pursuant to the terms of the Management Stockholders' Agreement, the redemption value of these shares has been valued on a weighted average basis (based on the applicable date of termination) between the appraised value of the Company's shares at December 31, 2004 and the appraised value at December 31, 2005. The redemption value of $0.69 represents shares held by parties to the Management Stockholders' Agreement who were terminated by the Company during the first half of the year ended December 31, 2005 and was derived pursuant to the terms of the Management Stockholders' Agreement in accordance with the an appraisal performed as of December 31, 2005. The redemption value of $8.65 represents shares held by parties to the Management Stockholders' Agreement who are not currently entitled to redemption rights under the Management Stockholders' Agreement and was derived pursuant to the terms of the Management Stockholders' Agreement but that may in the future become entitled to redemption rights under the Management Stockholders' Agreement.

        The following table reconciles the redemption value of common shares subject to put to the amounts reflected on the consolidated balance sheet as of December 31, 2005:

	Currently Redeemable		Not Redeemable	Total
Numbers of vested shares subject to put	47,286	85,090	373,942	506,318
Redemption value per share	$3.09	$4.70	$0.69
Gross value of shares subject to put	146	400	259	$805
Loans to shareholders				(2,107)
Net value of shares subject to put				(1,302)

        Since the net value of shares subject to put option was negative as of December 31, 2005, the Company reported the line item as zero and classified the net value to the Loans to Shareholders, a reduction of Shareholders' Equity (Deficit).

(5)    Retirement Plans

        The Company's pension plans cover virtually all hourly employees not covered by multi-employer pension plans and provide benefits of stated amounts for each year of credited service. The Company funds such plans at a rate that meets or exceeds the minimum amounts required by applicable regulations. The plans' assets are primarily invested in mutual funds comprised primarily of common stocks and corporate and U.S. government obligations.

        The Company provides postretirement health care benefits on a contributory basis and life insurance benefits for Symons salaried and hourly employees who retired prior to May 1, 1995.

        The following are the components of Net Periodic Benefit Cost for the three and nine months ended September 29, 2006 and September 30, 2005:

	Pension Benefits
	For the three fiscal months ended September 29, 2006	For the three fiscal months ended September 30, 2005	For the nine fiscal months ended September 29, 2006	For the nine fiscal months ended September 30, 2005
Service cost	$175	$173	$526	$519
Interest cost	188	164	563	491
Expected return on plan assets	(207)	(186)	(621)	(555)
Amortization of prior service cost	3	4	10	11
Amortization of net loss	33	23	99	68

Net periodic benefit cost	$192	$178	$577	$534

	Symons Postretirement Benefits
	For the three fiscal months ended September 29, 2006	For the three fiscal months ended September 30, 2005	For the nine fiscal months ended September 29, 2006	For the nine fiscal months ended September 30, 2005
Service cost	$—	$—	$—	$—
Interest cost	7	7	21	20
Expected return on plan assets	—	—	—	—
Amortization of prior service cost	6	6	18	18
Amortization of net gain	(3)	(3)	(8)	(8)

Net periodic benefit cost	$10	$10	$31	$30

        As of September 29, 2006, $798 of pension contributions have been made. The Company presently anticipates contributing an additional $247 to fund its pension plan obligations in 2006 for a total of $1,045.

(6)    Segment Reporting

        The Company has three reporting segments to monitor gross profit by sales type: product sales, rental revenue, and used rental equipment sales. These types of sales are differentiated by their source and gross margin percentage of sales.

        Product sales represent sales of new products carried in inventories on the balance sheet. Cost of goods sold for product sales include material, labor, overhead, and freight.

        Rental revenues are derived from leasing the rental equipment, and are recognized ratably over the term of the lease. Cost of goods sold for rental revenues include depreciation of the rental equipment, maintenance of the rental equipment, and freight.

        Sales of used rental equipment are sales of rental equipment after a period of generating rental revenue. Cost of goods sold for sales of used rental equipment is the net book value of the equipment.

        All other expenses, as well as assets and liabilities, are not tracked by sales type. Export sales and sales by non-U.S. affiliates are not significant.

        Information about the gross profit of each sales type and the reconciliations to the consolidated amounts for the three fiscal months ended September 29, 2006 and September 30, 2005 are as follows:

	Three Fiscal Months Ended		Nine Fiscal Months Ended
	September 29, 2006	September 30, 2005	September 29, 2006	September 30, 2005
Product sales	$107,852	$96,557	$300,535	$269,643
Rental revenue	16,275	13,816	44,428	35,961
Used rental equipment sales	7,514	3,698	18,224	11,953

Net sales	131,641	114,071	363,187	317,557

Product cost of sales	80,589	75,018	226,992	208,030
Rental cost of sales	9,600	9,594	26,330	27,389
Used rental equipment cost of sales	2,243	1,270	5,435	4,188

Cost of sales	92,432	85,882	258,757	239,607

Product gross profit	27,263	21,539	73,543	61,613
Rental gross profit	6,675	4,222	18,098	8,572
Used rental equipment gross profit	5,271	2,428	12,789	7,765

Gross profit	$39,209	$28,189	$104,430	$77,950

Depreciation Expense:
Product sales (property, plant, and equipment)	$1,239	$1,466	$3,784	$4,383
Rental revenue (rental equipment)	5,534	5,668	14,227	16,329
Corporate	314	626	963	2,038

Total depreciation	$7,087	$7,760	$18,974	$22,750

(7)    Facility Closing and Severance Expenses

        The Company continued to execute its 2004 plan to exit additional distribution facilities and to reduce overall headcount by approximately 75 in order to keep its cost structure in alignment with net sales. Activity for this plan for the year ended December 31, 2005 and the nine months ended September 29, 2006 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
Balance, January 1, 2005	$—	$120	$—	$—	$120
Facility closing and severance expenses	105	264	5	157	531
Items charged against reserve	(105)	(339)	(5)	(157)	(606)

Balance, December 31, 2005	—	45	—	—	45
Facility closing and severance expenses	—	78	—	40	118
Items charged against reserve	—	(123)	—	(40)	(163)

Balance, September 29, 2006	$—	$—	$—	$—	$—

        The Company continued to execute its 2005 plan to exit additional distribution facilities and to reduce overall headcount by approximately 50 in order to keep its cost structure in alignment with net sales. Activity for this plan for the year ended December 31, 2005 and the nine months ended September 29, 2006 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
Facility closing and severance expenses	$642	$—	$539	$—	$1,181
Items charged against reserve	(225)	—	(101)	—	(326)

Balance, December 31, 2005	417	—	438	—	855
Facility closing and severance expenses	—	171	(203)	38	6
Items charged against reserve	(362)	(171)	(235)	(38)	(806)

Balance, September 29, 2006	$55	$—	$—	$—	$55

        During 2006, the Company initiated a new plan to reduce overall headcount in order to realign its management structure. Activity for this plan for the nine months ended September 29, 2006 was as follows:

	Involuntary Termination Benefits	Lease Termination Costs	Relocation of Operations	Other Post- Closing Costs	Total
Facility closing and severance expenses	$249	$—	$—	$—	$249
Items charged against reserve	(246)	—	—	—	(246)

Balance, September 29, 2006	$3	$—	$—	$—	$3

        The total expected future expense for commitments under these plans is approximately $100 and will be expensed in accordance with SFAS No. 146. The Company expects to pay the amount accrued as of September 29, 2006 by the end of 2006.

        In November 2006, the Company initiated a plan to move a manufacturing operation. The move is expected to begin in 2007 and be completed in the first quarter of 2008, following the renovation of the new facility. The Company estimates that during 2007 and 2008, it will incur expenses and expend cash in the range of approximately $2,000 to $4,000 in connection with the relocation.

(8)    Provision for Income Taxes

        The Company has recorded a non-cash valuation allowance to reduce its deferred tax asset related to its domestic net operating loss carryforwards to zero, as estimated levels of future taxable income are less than the amount needed to realize this asset. If such estimates change in the future, the valuation allowance will be decreased or increased appropriately, resulting in a non-cash increase or decrease to net income. The provision for income taxes is a result of foreign earnings.

(9)    Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding, if dilutive, related to warrants and stock options. The 1,005,967 unvested shares are not included as common shares until they have vested. For the three fiscal months ended September 29, 2006 and September 30, 2005, warrants for 254,173 common shares and options for 860,034 and 1,263,488 common shares, respectively, were not included in the calculation of diluted loss per share as their effects would have been anti-dilutive. For the nine fiscal months ended September 29, 2006 and September 30, 2005, warrants for 254,173 common shares and options for 860,034 and 1,263,488 common shares, respectively, were not included in the calculation of diluted loss per share as their effects would have been anti-dilutive.

(10)    Subsequent Events

        On December 1, 2006, the Company's board of directors approved a 2.1673 for 1 stock split which will take place prior to the effective date of the Company's initial public offering of its common stock and, in conjunction therewith, the amendment and restatement of its certificate of incorporation which will increase the number of authorized shares of our common stock. All common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

        On December 1, 2006 the Company entered into an amendment to its revolving credit facility the effectiveness of which is conditioned upon the closing of its consent solicitation and other customary conditions. Upon effectiveness, the amendment will extend the maturity of the facility from May 31, 2008 to July 31, 2008, increase the existing commitments under the revolving credit facility by $35,000 to $130,0000 and amend the definition of "change of control" in the events of default provisions of that facility. Upon consummation of the Company's initial public offering, the revolving credit facility will define a change of control as (A) any event that results in a party other than Odyssey owning at least 35% of the outstanding shares of our voting stock unless Odyssey owns more than 35% of the outstanding shares of our voting stock or has the right to elect a majority of the board of directors or (B) the occurrence of a change of control as defined in the indentures governing the 10 3/4% Senior Second Secured Notes due 2008 and the 13% Senior Subordinated Notes due 2009. The Company expects to incur aggregate costs of approximately $2,000 in connection with obtaining the amendment to its revolving credit facility and the related consents.

DAYTON SUPERIOR CORPORATION

7,850,000 Shares Common Stock

Prospectus
                , 2006

Robert W. Baird & Co.

CIBC World Markets
KeyBanc Capital Markets
BB&T Capital Markets

Until           , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC Registration fee		$16,050
NASD fee		15,500
Nasdaq Global Market listing fee		100,000
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Blue sky fees and expenses*
Custodian and transfer agent fees*
Miscellaneous fees and expenses*

Total	$

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        Upon completion of this offering, we will be incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, by-laws, disinterested director vote, shareholder vote, agreement, or otherwise.

        The Delaware General Corporation Law further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Except to the extent such exemption from liability is not permitted under the Delaware General Corporation Law, our certificate of incorporation provides that no director will have personal liability to us or to our shareholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our shareholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act occurring prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our by-laws that will be in effect upon completion of this offering provide that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. Acting pursuant to the foregoing, we have entered into agreements with each of our directors and officers to indemnify them to the fullest extent permitted by our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law.

        In addition, we have entered into indemnification agreements (the "Indemnification Agreements") with some of our directors and officers. The Indemnification Agreements (i) confirm to officers and directors the indemnification provided to them in the amended and restated by-laws, (ii) provide officers and directors with procedural protections in the event that they are sued in their capacity as director or officer and (iii) provide additional indemnification rights.

        We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Item 15. Recent Sales of Unregistered Securities

        During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") or Regulation D promulgated thereunder. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. Amounts included in this Item 15 do not give effect to the stock split contemplated by the prospectus included in this Registration Statement.

        On June 30, 2006, we awarded an aggregate of 464,157 common shares to three of our executive officers pursuant to Restricted Stock Agreements in consideration for services rendered to the Company by the executives. The aggregate purchase price for these stock grants was $0. Each of the Restricted Stock Agreements provides that the common shares awarded to the executives are generally not transferable, and are subject to forfeiture, until certain vesting conditions are met. The issuance of these securities was exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act, in transactions by an issuer not involving a public offering. There were no underwriters involved in connection with the issuance of the foregoing restricted stock awards.

        On September 29, 2006, we issued to John Ciccarelli an option to purchase 37,054 shares of our common stock. The option was granted pursuant to our 2000 Stock Option Plan, with an exercise price equal to $27.00 per share. In addition, on May 19 and May 31, 2004 we issued a total of 31,044 common shares to certain employees pursuant to stock options granted under our 2000 Stock Option Plan with an exercise price of $1.96 per share. The issuance of these securities was exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, and/or Regulation D, in transactions by an issuer not involving a public offering. There were no underwriters involved in connection with the issuance of the foregoing stock option awards.

        On October 15, 2005, we issued a total of 4,000 common shares to certain employees at a purchase price of $4.00 per share (or $16,000 in the aggregate) in conjunction with the exercise of stock options. The issuance of these securities was exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, and/or Regulation D, in transactions by an issuer not involving a public offering. There were no underwriters involved in connection with the issuance of the foregoing stock option awards.

        On October 22, 2003, March 12, 2004 and March 30, 2005, we issued a total of 1,518 common shares to two executive officers in connection with their employment by us, at purchase prices of $24.00 per share (for 400 of the shares), $22.41 per share (for 558 of the shares) and $22.35 per share (for 560 of the shares), resulting in an aggregate purchase price of $34,621. The issuance of these securities was exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act and/or Regulation D, in transactions by an issuer not involving a public offering. There were no underwriters involved in connection with the issuance of the foregoing shares.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement, dated as of June 30, 2003, by and among the Company and Symons Corporation, and Safway Formworks Systems L.L.C. and Safway Services, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on August 13, 2003)
2.1.1
Amendment One, dated as of July 15, 2003, to the Asset Purchase Agreement among the Company and Symons Corporation, and Safway Formworks Systems L.L.C. and Safway Services, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on August 13, 2003)
2.1.2
Amendment Two, dated as of July 29, 2003, to the Asset Purchase Agreement among the Company and Symons Corporation, and Safway Formworks Systems L.L.C. and Safway Services, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Form 8-K filed on August 13, 2003)
3.1*	Amended and Restated Certificate of Incorporation of the Company
3.2*	Amended and Restated By-laws of the Company
4.1
Form of Junior Convertible Subordinated Indenture between the Company and Firstar Bank, N.A., as Indenture Trustee (Incorporated by reference to Exhibit 4.2.3 to the Company's Registration Statement on Form S-3 (Reg. 333-84613))
4.1.1
First Supplemental Indenture dated January 17, 2000, between the Company and Firstar Bank, N.A., as Trustee (Incorporated by reference to Exhibit 4.1.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
4.1.2	Form of Junior Convertible Subordinated Debenture (Incorporated by reference to Exhibit 4.2.3 to the Company's Registration Statement on Form S-3 (Reg. 333-84613))
4.2
Indenture dated June 16, 2000 among the Company, the Guarantors named therein, as guarantors, and United States Trust Company of New York, as trustee, relating to $170,000,000 in aggregate principal amount of 13% Senior Subordinated Notes due 2009 and registered 13% Senior Subordinated Notes due 2009 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))

4.2.1	First Supplemental Indenture dated as of August 3, 2000. (Incorporated by reference to Exhibit 4.5.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
4.2.2	Second Supplemental Indenture dated as of January 4, 2001. (Incorporated by reference to Exhibit 4.5.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
4.2.3	Third Supplemental Indenture dated as of June 19, 2001. (Incorporated by reference to Exhibit 4.5.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
4.2.4	Fourth Supplemental Indenture dated as of September 30, 2003. (Incorporated by reference to Exhibit 4.2.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.2.5*	Fifth Supplemental Indenture dated as of December , 2006.
4.3	Specimen Certificate of 13% Senior Subordinated Notes due 2009 (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
4.4	Specimen Certificate of the registered 13% Senior Subordinated Notes due 2009 (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
4.5
Warrant Agreement dated as of June 16, 2000 between the Company and United States Trust Company of New York, as Warrant Agent (Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.6
Warrant Shares Registration Rights Agreement dated as of June 16, 2000 among the Company and the Initial Purchasers (Incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.7
Tag-Along Sales Agreement dated as of June 16, 2000 among the Company, Odyssey Investment Partners Fund, LP and the Initial Purchasers (Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.8
Senior Second Secured Notes Indenture with respect to the 10 3/4% Senior Second Secured Notes due 2008, among the Company, the Guarantors named therein and The Bank of New York, as Trustee, dated June 9, 2003 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.9	Form of 10 3/4% Senior Second Secured Note due 2008 (included in Exhibit 4.8)
4.10
Second Amended and Restated Security Agreement, among the Company, certain former subsidiaries of the Company and The Bank of New York, as Collateral Agent and as Trustee, dated January 30, 2004 (Incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.11
Second Amended and Restated Pledge Agreement, among the Company, Trevecca Holdings, Inc. and The Bank of New York, as Collateral Agent and as Trustee, dated January 30, 2004 (Incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.12
Credit Agreement among the Company, the other persons designated as Credit Parties, General Electric Capital Corporation, as Agent, L/C Issuer and a Lender, the other Lenders and GECC Capital Markets Group, Inc., as Lead Arranger, dated January 30, 2004 (Incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-4 (Reg. 333-10707 1))

4.12.1
Amendment One dated as of June 30, 2004 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC (Incorporated by reference to Exhibit 4.12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
4.12.2
Amendment Two dated as of February 23, 2005 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 25, 2005)
4.12.3
Amendment Three dated as of September 29, 2006 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 29, 2006)
4.12.4**	Amendment Four dated as of December 1, 2006 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC
4.13
Security Agreement among the Company, certain former subsidiaries of the Company and General Electric Capital Corporation, as Agent, dated January 30, 2004 (Incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.14
Pledge Agreement among the Company, Trevecca Holdings, Inc. and General Electric Capital Corporation, as Agent, dated January 30, 2004 (Incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.15**	Registration Rights Agreement among the Company, Odyssey Investment Partners Fund, LP, Odyssey Coinvestors, LLC, DS Coinvestment I, LLC and DS Coinvestment II, LLC

Certain instruments defining the rights of holders of long-term debt of the Company have not been filed because the total amount does not exceed 10% of the total assets of the Company and its subsidiary on a consolidated basis. A copy of each such instrument will be furnished to the Commission upon request.
5.1*	Opinion of Latham & Watkins LLP, special counsel to Dayton Superior Corporation
9.1*	Voting trust agreement between Odyssey and certain management shareholders
10.1	Summary of the Executive Bonus Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)
10.2
Employment Agreement dated effective June 12, 2002 by and between the Company and Stephen R. Morrey (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2002)
10.2.1	Letter Agreement dated as of March 14, 2005 between the Company and Stephen R. Morrey (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 14, 2005)
10.3	Employment Agreement between the Company and Edward J. Puisis (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated November 10, 2003)
10.4	Letter Agreement dated August 13, 2003 between Raymond Bartholomae and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q dated November 10, 2003)
10.4.1
Letter Agreement dated as of December 15, 2005 between Raymond Bartholomae and the Company amending prior Letter Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 21, 2005)

10.5
Employment Agreement effective as of August 1, 2005 between Eric R. Zimmerman and the Company. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 2, 2005)
10.6
Management Stockholder's Agreement dated June 16, 2000 by and among the Company, Odyssey Investment Partners Fund, LP and the Management Stockholders named therein (Incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
10.7	Dayton Superior Corporation 2000 Stock Option Plan (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
10.7.1	First Amendment to Dayton Superior Corporation 2000 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2001)
10.7.2
Second Amendment to Dayton Superior Corporation 2000 Stock Option Plan dated July 15, 2002 (Incorporated by reference to Exhibit 10.13.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
10.7.3
Third Amendment to Dayton Superior Corporation 2000 Stock Option Plan dated October 23, 2002 (Incorporated by reference to Exhibit 10.13.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
10.7.4
Fourth Amendment to Dayton Superior Corporation 2000 Stock Option Plan dated February 10, 2004. (Incorporated by reference to Exhibit 10.10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
10.7.5
Form of Amended and Restated Stock Option Agreement entered into between the Company and certain of its executive officers (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2002)
10.7.6	Form of First Amendment to Stock Option Agreement dated as of July 1, 2003 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 2, 2003)
10.8
Agreement of Sale dated April 21, 2005 between the Company and International Airport Centers LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.8.1
Addendum to Agreement of Sale dated April 21, 2005 between the Company and International Airport Centers LLC (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.8.2	Lease dated April 21, 2005 between IAC Chicago LLC and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9
Real Estate Purchase and Sale Agreement dated as of August 2, 2005 between the Company and STAG Capital Partners, LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 18, 2005)
10.9.1
First Amendment to Real Estate Purchase and Sale Agreement dated as of August 31, 2005 between the Company and STAG Capital Partners, LLC (Incorporated by reference to Exhibit 10.1.1 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.2
Second Amendment to Real Estate Purchase and Sale Agreement dated as of September 30, 2005 between the Company and STAG Capital Partners, LLC (Incorporated by reference to Exhibit 10.1.2 to the Company's Current Report on Form 8-K dated April 27, 2005)

10.9.3	Lease dated October 12, 2005 between STAG II Parsons, LLC and the Company (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.4	Lease dated October 12, 2005 between STAG II Kansas City, LLC and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.5	Lease dated October 12, 2005 between STAG II Aurora, LLC and the Company (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.6	Lease dated October 12, 2005 between STAG II Miamisburg, LLC and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.10	Restricted Stock Agreement dated as of June 30, 2006, between the Company and Eric R. Zimmerman.
10.11	Restricted Stock Agreement dated as of June 30, 2006, between the Company and Edward J. Puisis.
10.12	Restricted Stock Agreement dated as of June 30, 2006, between the Company and Raymond E. Bartholomae.
10.13	Repayment and Stock Pledge Agreement dated March 30, 2001, between the Company and John A. Ciccarelli.
10.14	Repayment and Stock Pledge Agreement dated June 16, 2000, between the Company and Mark K. Kaler.
10.15	Repayment and Stock Pledge Agreement dated March 30, 2001 between the Company and Mark K. Kaler.
10.16	Repayment and Stock Pledge Agreement dated June 16, 2000, between the Company and Raymond E. Bartholomae.
10.17	Repayment and Stock Pledge Agreement dated March 30, 2001, between the Company and Raymond E. Bartholomae.
21.1	Subsidiaries of the Company.
23.1*	Consent of Latham & Watkins LLP, special counsel to Dayton Superior Corporation (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

*
To be filed by amendment.

**
Filed herewith.

(b)
Financial Statement Schedule

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(AMOUNTS IN THOUSANDS)

	Additions			Deductions
	Balance at Beginning of Year	Charged to Costs and Expenses	Other	Charges for Which Reserves Were Created	Balance at End of Year
Reserves for Doubtful Accounts and Sales Returns and Allowances
For the year ended December 31, 2005	$5,375	$3,956	$—	$(3,896)	$5,435
For the year ended December 31, 2004	4,939	3,796	—	(3,360)	5,375
For the year ended December 31, 2003	4,861	6,521	—	(6,443)	4,939
Net Realizable Value Reserve for Inventory
For the year ended December 31, 2005	$2,171	$2,944	$—	$(1,053)	$4,062
For the year ended December 31, 2004	1,897	1,224	—	(950)	2,171
For the year ended December 31, 2003	1,074	1,139	—	(316)	1,897
Valuation Allowance for Deferred Tax Assets
For the year ended December 31, 2005	$28,655	$23,997	$—	$—	$52,652
For the year ended December 31, 2004	—	28,655	—	—	28,655

Item 17. Undertakings

        We undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions summarized in Item 14 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

        We undertake that:

        (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

        (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on December 1, 2006.

DAYTON SUPERIOR CORPORATION
By:	/s/ ERIC R. ZIMMERMAN Eric R. Zimmerman Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ERIC R. ZIMMERMAN Eric R. Zimmerman	President, Chief Executive Officer and Director (Principal Executive Officer)	December 1, 2006
/s/ EDWARD J. PUISIS Edward J. Puisis	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 1, 2006
* Thomas W. Roehrig	Vice President of Corporate Accounting and Secretary (Principal Accounting Officer)	December 1, 2006
* Stephen Berger	Chairman of the Board	December 1, 2006
* William F. Hopkins	Director	December 1, 2006
* Douglas W. Rotatori	Director	December 1, 2006
*By:	/s/ EDWARD J. PUISIS Edward J. Puisis Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement, dated as of June 30, 2003, by and among the Company and Symons Corporation, and Safway Formworks Systems L.L.C. and Safway Services, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on August 13, 2003)
2.1.1
Amendment One, dated as of July 15, 2003, to the Asset Purchase Agreement among the Company and Symons Corporation, and Safway Formworks Systems L.L.C. and Safway Services, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on August 13, 2003)
2.1.2
Amendment Two, dated as of July 29, 2003, to the Asset Purchase Agreement among the Company and Symons Corporation, and Safway Formworks Systems L.L.C. and Safway Services, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Form 8-K filed on August 13, 2003)
3.1*	Amended and Restated Certificate of Incorporation of the Company
3.2*	Amended and Restated By-laws of the Company
4.1
Form of Junior Convertible Subordinated Indenture between the Company and Firstar Bank, N.A., as Indenture Trustee (Incorporated by reference to Exhibit 4.2.3 to the Company's Registration Statement on Form S-3 (Reg. 333-84613))
4.1.1
First Supplemental Indenture dated January 17, 2000, between the Company and Firstar Bank, N.A., as Trustee (Incorporated by reference to Exhibit 4.1.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
4.1.2	Form of Junior Convertible Subordinated Debenture (Incorporated by reference to Exhibit 4.2.3 to the Company's Registration Statement on Form S-3 (Reg. 333-84613))
4.2
Indenture dated June 16, 2000 among the Company, the Guarantors named therein, as guarantors, and United States Trust Company of New York, as trustee, relating to $170,000,000 in aggregate principal amount of 13% Senior Subordinated Notes due 2009 and registered 13% Senior Subordinated Notes due 2009 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
4.2.1	First Supplemental Indenture dated as of August 3, 2000. (Incorporated by reference to Exhibit 4.5.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
4.2.2	Second Supplemental Indenture dated as of January 4, 2001. (Incorporated by reference to Exhibit 4.5.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
4.2.3	Third Supplemental Indenture dated as of June 19, 2001. (Incorporated by reference to Exhibit 4.5.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)
4.2.4	Fourth Supplemental Indenture dated as of September 30, 2003. (Incorporated by reference to Exhibit 4.2.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)

4.2.5*	Fifth Supplemental Indenture dated as of December , 2006.
4.3	Specimen Certificate of 13% Senior Subordinated Notes due 2009 (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
4.4	Specimen Certificate of the registered 13% Senior Subordinated Notes due 2009 (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
4.5
Warrant Agreement dated as of June 16, 2000 between the Company and United States Trust Company of New York, as Warrant Agent (Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.6
Warrant Shares Registration Rights Agreement dated as of June 16, 2000 among the Company and the Initial Purchasers (Incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.7
Tag-Along Sales Agreement dated as of June 16, 2000 among the Company, Odyssey Investment Partners Fund, LP and the Initial Purchasers (Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.8
Senior Second Secured Notes Indenture with respect to the 10 3/4% Senior Second Secured Notes due 2008, among the Company, the Guarantors named therein and The Bank of New York, as Trustee, dated June 9, 2003 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.9	Form of 10 3/4% Senior Second Secured Note due 2008 (included in Exhibit 4.8)
4.10
Second Amended and Restated Security Agreement, among the Company, certain former subsidiaries of the Company and The Bank of New York, as Collateral Agent and as Trustee, dated January 30, 2004 (Incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.11
Second Amended and Restated Pledge Agreement, among the Company, Trevecca Holdings, Inc. and The Bank of New York, as Collateral Agent and as Trustee, dated January 30, 2004 (Incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.12
Credit Agreement among the Company, the other persons designated as Credit Parties, General Electric Capital Corporation, as Agent, L/C Issuer and a Lender, the other Lenders and GECC Capital Markets Group, Inc., as Lead Arranger, dated January 30, 2004 (Incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-4 (Reg. 333-10707 1))
4.12.1
Amendment One dated as of June 30, 2004 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC (Incorporated by reference to Exhibit 4.12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
4.12.2
Amendment Two dated as of February 23, 2005 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 25, 2005)
4.12.3
Amendment Three dated as of September 29, 2006 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 29, 2006)
4.12.4**	Amendment Four dated as of December 1, 2006 among the Company, General Electric Capital Corporation, and GMAC Commercial Finance LLC

4.13
Security Agreement among the Company, certain former subsidiaries of the Company and General Electric Capital Corporation, as Agent, dated January 30, 2004 (Incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.14
Pledge Agreement among the Company, Trevecca Holdings, Inc. and General Electric Capital Corporation, as Agent, dated January 30, 2004 (Incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-4 (Reg. 333-107071))
4.15**	Registration Rights Agreement among the Company, Odyssey Investment Partners Fund, LP, Odyssey Coinvestors, LLC, DS Coinvestment I, LLC and DS Coinvestment II, LLC

Certain instruments defining the rights of holders of long-term debt of the Company have not been filed because the total amount does not exceed 10% of the total assets of the Company and its subsidiary on a consolidated basis. A copy of each such instrument will be furnished to the Commission upon request.
5.1*	Opinion of Latham & Watkins LLP, special counsel to Dayton Superior Corporation
9.1*	Voting trust agreement between Odyssey and certain management shareholders
10.1	Summary of the Executive Bonus Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)
10.2
Employment Agreement dated effective June 12, 2002 by and between the Company and Stephen R. Morrey (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2002)
10.2.1	Letter Agreement dated as of March 14, 2005 between the Company and Stephen R. Morrey (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 14, 2005)
10.3	Employment Agreement between the Company and Edward J. Puisis (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated November 10, 2003)
10.4	Letter Agreement dated August 13, 2003 between Raymond Bartholomae and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q dated November 10, 2003)
10.4.1
Letter Agreement dated as of December 15, 2005 between Raymond Bartholomae and the Company amending prior Letter Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 21, 2005)
10.5
Employment Agreement effective as of August 1, 2005 between Eric R. Zimmerman and the Company. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 2, 2005)
10.6
Management Stockholder's Agreement dated June 16, 2000 by and among the Company, Odyssey Investment Partners Fund, LP and the Management Stockholders named therein (Incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-4 (Reg. 333-41392))
10.7	Dayton Superior Corporation 2000 Stock Option Plan (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)

10.7.1	First Amendment to Dayton Superior Corporation 2000 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2001)
10.7.2
Second Amendment to Dayton Superior Corporation 2000 Stock Option Plan dated July 15, 2002 (Incorporated by reference to Exhibit 10.13.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
10.7.3
Third Amendment to Dayton Superior Corporation 2000 Stock Option Plan dated October 23, 2002 (Incorporated by reference to Exhibit 10.13.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
10.7.4
Fourth Amendment to Dayton Superior Corporation 2000 Stock Option Plan dated February 10, 2004. (Incorporated by reference to Exhibit 10.10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
10.7.5
Form of Amended and Restated Stock Option Agreement entered into between the Company and certain of its executive officers (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2002)
10.7.6	Form of First Amendment to Stock Option Agreement dated as of July 1, 2003 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 2, 2003)
10.8
Agreement of Sale dated April 21, 2005 between the Company and International Airport Centers LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.8.1
Addendum to Agreement of Sale dated April 21, 2005 between the Company and International Airport Centers LLC (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.8.2	Lease dated April 21, 2005 between IAC Chicago LLC and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9
Real Estate Purchase and Sale Agreement dated as of August 2, 2005 between the Company and STAG Capital Partners, LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 18, 2005)
10.9.1
First Amendment to Real Estate Purchase and Sale Agreement dated as of August 31, 2005 between the Company and STAG Capital Partners, LLC (Incorporated by reference to Exhibit 10.1.1 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.2
Second Amendment to Real Estate Purchase and Sale Agreement dated as of September 30, 2005 between the Company and STAG Capital Partners, LLC (Incorporated by reference to Exhibit 10.1.2 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.3	Lease dated October 12, 2005 between STAG II Parsons, LLC and the Company (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.4	Lease dated October 12, 2005 between STAG II Kansas City, LLC and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.9.5	Lease dated October 12, 2005 between STAG II Aurora, LLC and the Company (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 27, 2005)

10.9.6	Lease dated October 12, 2005 between STAG II Miamisburg, LLC and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 27, 2005)
10.10	Restricted Stock Agreement dated as of June 30, 2006, between the Company and Eric R. Zimmerman.
10.11	Restricted Stock Agreement dated as of June 30, 2006, between the Company and Edward J. Puisis.
10.12	Restricted Stock Agreement dated as of June 30, 2006, between the Company and Raymond E. Bartholomae.
10.13	Repayment and Stock Pledge Agreement dated March 30, 2001, between the Company and John A. Ciccarelli.
10.14	Repayment and Stock Pledge Agreement dated June 16, 2000, between the Company and Mark K. Kaler.
10.15	Repayment and Stock Pledge Agreement dated March 30, 2001, between the Company and Mark K. Kaler.
10.16	Repayment and Stock Pledge Agreement dated June 16, 2000, between the Company and Raymond E. Bartholomae.
10.17	Repayment and Stock Pledge Agreement dated March 30, 2001, between the Company and Raymond E. Bartholomae.
21.1	Subsidiaries of the Company.
23.1*	Consent of Latham & Watkins LLP, special counsel to Dayton Superior Corporation (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

*
To be filed by amendment.

**
Filed herewith.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
General Information About This Prospectus
Summary Consolidated Financial Data
RISK FACTORS
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 29, 2006
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 (IN THOUSANDS)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE FISCAL MONTHS ENDED SEPTEMBER 29, 2006 (IN THOUSANDS)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL SHAREHOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DAYTON SUPERIOR CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003 (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005, 2004 AND 2003 (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 29, 2006 AND DECEMBER 31, 2005 (AMOUNTS IN THOUSANDS) (UNAUDITED)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE FISCAL MONTHS ENDED SEPTEMBER 29, 2006 AND SEPTEMBER 30, 2005 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE FISCAL MONTHS ENDED SEPTEMBER 29, 2006 AND SEPTEMBER 30, 2005 (AMOUNTS IN THOUSANDS) (UNAUDITED)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 29, 2006 AND SEPTEMBER 30, 2005 (AMOUNTS IN THOUSANDS) (UNAUDITED)
DAYTON SUPERIOR CORPORATION AND SUBSIDIARY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) (UNAUDITED)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS